   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1996


                                                      REGISTRATION NO. 333-09747

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                         THE SABRE GROUP HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                              7375                             75-2662240
  (State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer Identification
   incorporation or organization)       Classification Code Number)                   Number)


                           4255 AMON CARTER BOULEVARD

                            FORT WORTH, TEXAS 76155
                                 (817) 931-7300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               MICHAEL J. DURHAM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         THE SABRE GROUP HOLDINGS, INC.
                           4255 AMON CARTER BOULEVARD
                            FORT WORTH, TEXAS 76155
                                 (817) 931-7300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

       Anne H. McNamara, Esq.             John B. Brady, Jr., Esq.           Andrew D. Soussloff, Esq.
       Senior Vice President                Debevoise & Plimpton                Sullivan & Cromwell
        and General Counsel                   875 Third Avenue                    125 Broad Street
          AMR Corporation                 New York, New York 10022            New York, New York 10004
       4333 Amon Carter Blvd.                  (212) 909-6000                      (212) 558-4000
      Fort Worth, Texas 76155
           (817) 963-1234

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold and offers to buy may not be accepted prior to the time the    *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  and there shall not be any sale of these securities in any State in    *
*  which such offer, solicitation or sale would be unlawful prior to      *
*  registration or qualification under the securities laws of such        *
*  State.                                                                 *
*                                                                         *
***************************************************************************



                SUBJECT TO COMPLETION, DATED SEPTEMBER   , 1996



[LOGO]                         20,200,000 SHARES
                        THE SABRE GROUP HOLDINGS, INC.
                             CLASS A COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)


                              -------------------

    Of the 20,200,000 shares of Class A Common Stock offered, 16,160,000 shares are being offered hereby in the United States and 4,040,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."



    All of the shares of Class A Common Stock offered hereby are being issued and sold by the Company. The Company is a wholly-owned subsidiary of AMR Corporation and, upon completion of the Offerings, AMR will own 100% of the outstanding Class B Common Stock of the Company, which will represent approximately 84.2% of the economic interest in the Company (approximately 82.2% if the Underwriters' over-allotment options are exercised in full). See "Use of Proceeds" and "Relationship with AMR and Certain Transactions."



    Holders of Class A Common Stock generally have rights identical to those of holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Holders of Class A Common Stock are generally entitled to vote with the holders of Class B Common Stock as one class on all matters as to which the holders of Class B Common Stock are entitled to vote. Following the Offerings, the shares of Class B Common Stock will represent approximately 98.2% of the combined voting power of all classes of voting stock of the Company (approximately 97.9% if the Underwriters' over-allotment options are exercised in full). See "Description of Capital Stock."



    Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Class A Common Stock will be between $20.00 and $23.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting."


     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.


    Application has been made for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "TSG."

                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                     INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                     OFFERING PRICE         DISCOUNT(1)          COMPANY(2)
                                  ---------------------------------------------------------------
Per Share.........................           $                   $                    $
Total(3)..........................           $                   $                    $

- ---------------
(1) The Company and AMR have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting estimated expenses of $1,350,000 payable by the Company.



(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,424,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 606,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $         , $
    and $         , respectively. See "Underwriting."

                              -------------------
    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York on
or about            , 1996.

GOLDMAN, SACHS & CO.
                  J.P. MORGAN & CO.
                                    MERRILL LYNCH & CO.
                                                  SALOMON BROTHERS INC
                              -------------------
               The date of this Prospectus is             , 1996.

Date: 08/06/96                                                    Page: 1

- --------------------------------------------------------------------------------


GATEFOLD COVER

Logo:          The SABRE Group

Head:          A Leader in Travel Information Technology



Associate Names (Screened Back):



               (Names of Travel Providers)





COPY: These companies represent just a few of the businesses that utilize the SABRE global distribution system.



LEGAL: IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Date: 08/06/96                                                    Page: 2

- --------------------------------------------------------------------------------


INSIDE GATEFOLD SPREAD

Copy: The SABRE Group is a world leader in electronic distribution of travel and is a leading provider of information technology solutions for the airline industry. The SABRE Group's business is focused on:

                     1. Electronic distribution of travel and travel-related services around the globe, through one of the world's largest privately-owned, real-time computer systems.

                     2. Information technology solutions, including software development and product sales, transactions processing, and consulting.


               More than 350 airlines, 55 car rental agencies, and 30,000 hotel properties use the comprehensive electronic marketplace created by SABRE to reach more than 29,000 travel agency locations in over 70 countries and, through the Internet and On Line Services, over two million individual consumers worldwide.

CAPTIONS

Travel Agencies

               Planet SABRE is designed to be a low cost, high performance, Windows-based tool for the professional travel agent.

Corporations

               SABRE Business Travel Solutions (BTS), scheduled for release in the fourth quarter of 1996, will give corporations integrated control over travel booking, policy management, expense reporting and more.


Individual Consumers

               Through Travelocity, millions of consumers can access the power of SABRE on the Internet at HTTP://WWW.TRAVELOCITY.COM

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, references herein to the "Company" include The SABRE Group Holdings, Inc. and its consolidated subsidiaries and, for any period prior to the July 2, 1996 reorganization (the "Reorganization") of the businesses of AMR Corporation ("AMR"), the businesses of AMR constituting The SABRE Group, an operating unit of AMR.

                                  THE COMPANY

OVERVIEW

     The Company is a world leader in the electronic distribution of travel through its proprietary travel reservation and information system, SABRE(R), and is the largest electronic distributor of travel in the United States. In addition, the Company is a leading provider of solutions to the airline industry and fulfills substantially all of the data processing, network and distributed systems needs of American Airlines, Inc. ("American") and AMR's other subsidiaries.


     The Company believes that its competitive strengths give it a leadership position in its markets and a foundation from which to pursue further growth. During the last 20 years, the Company has developed core competencies that include a comprehensive knowledge of the travel industry, the capability to perform high-volume, high-reliability, real-time transactions processing and expertise in the application of operations research, information technology and industrial engineering skills to solve complex operations problems. These core competencies enable the Company to create an efficient electronic marketplace for the sale and purchase of travel and to offer a broad and deep array of technological solutions to the airline industry. In providing its products and services, the Company operates one of the largest, privately-owned, real-time transactions processing systems in the world in its underground central computer facility (the "Data Center"), which is connected to over 120,000 computer access terminals and operates 24 hours a day, seven days a week. The SABRE system maintains over 52 million air fares (updated five times per business day), processes an average of 93 million requests for information per day and has processed up to 4,969 requests for information per second (in July 1996).


     The Company has generated consistent annual revenue growth, from $1,097 million in 1991 to $1,530 million in 1995, and operating earnings growth, from $220 million in 1991 to $380 million in 1995. A majority of the Company's revenues, 59.1%, is attributable to bookings made by travel agents using SABRE. The Company has had long-standing relationships with most of its travel agency subscribers. For example, approximately 97% of the travel agency locations that were SABRE subscribers at the beginning of 1995 were SABRE subscribers at the end of 1995. In addition, a significant portion of the Company's revenues, 24.2% in 1995, is derived from information technology solutions provided to American and its affiliates. Such services are currently provided to American and its affiliates pursuant to an Information Technology Services Agreement, dated as of July 1, 1996 (the "Technology Services Agreement"), which has a term of 10 years for most services (three and five years for other services). See "Relationship with AMR and Certain Transactions -- Contractual Arrangements."

     The Company's non-affiliated customer revenues have grown at a 13.5% compound annual rate during the last five years, to $982 million in 1995, and have grown from 53.9% of total revenues in 1991 to 64.2% in 1995. The Company expects that the proportion of its revenues represented by non-affiliated customer revenues will continue to increase. The Company has identified several opportunities for future revenue growth, including increasing the use of SABRE outside of the United States, offering new products in emerging distribution channels, such as corporate direct distribution and the Internet, expanding participation of travel providers in SABRE and providing technology solutions products and services more broadly.

ELECTRONIC TRAVEL DISTRIBUTION

     SABRE and other global distribution systems are the principal means of air travel distribution in the United States and a growing means of air travel distribution internationally. Through SABRE, travel agencies, corporate travel departments and individual consumers ("subscribers") can access information on and book reservations with airlines and other providers of travel and travel-related products and services ("associates"). As of June 30, 1996, travel agencies with more than 29,000 locations in over 70 countries on six continents subscribed to SABRE, and more than 2.5 million individuals subscribed to Travelocity(sm) and easySABRE(sm), the Company's consumer-direct products. SABRE subscribers are able to book reservations with more than 350 airlines and, other than through Travelocity, to make reservations with more than 55 car rental companies and more than 190 hotel companies covering approximately 30,000 hotel properties worldwide.

     During 1995, more airline bookings in the United States were made through SABRE than through any other global distribution system. The Company estimates that in 1995 over 40% of all airline bookings made through travel agencies in the United States were made through SABRE. In 1995, 65.8% of the Company's revenues was generated by the electronic distribution of travel, primarily through booking fees paid by associates.

INFORMATION TECHNOLOGY SOLUTIONS


     The Company is a leading provider of solutions to the airline industry. The Company also employs its airline expertise to offer solutions to other industries that face similar complex operations issues, including the airport, railroad, logistics, hospitality and financial services industries. The solutions offered by the Company include software development and product sales, transactions processing and consulting. The Company believes that its suite of airline-related software solutions is the most comprehensive in the world. In addition, pursuant to the Technology Services Agreement, the Company provides data processing, network and distributed systems services to American and AMR's other subsidiaries, fulfilling substantially all of their information technology requirements. In 1995, 34.2% of the Company's revenues was generated by the provision of information technology solutions services.


MARKET POSITION AND STRATEGY


     The Company intends to maintain its leadership positions and to expand its business in electronic travel distribution and information technology solutions. The Company believes that it has many competitive strengths, including (i) a strong market position as a world leader in, and the largest provider in the United States of, the electronic distribution of travel, (ii) established relationships with travel agencies and providers of travel products and services, (iii) comprehensive product and service offerings in electronic travel distribution and information technology solutions, (iv) a comprehensive knowledge of the travel industry and (v) economies of scale and sizable investments in its technological infrastructure and network. The Company intends to use these strengths to achieve continued revenue and earnings growth. Key components of this strategy include:



     - INCREASING PENETRATION IN INTERNATIONAL TRAVEL DISTRIBUTION MARKETS. The Company believes that the international market for travel and travel-related products and services presents opportunities for the Company to expand by building on its existing base in Europe and Latin America and by pursuing additional opportunities in Asia. The Company will pursue international opportunities directly and through the formation of international alliances. The Company's revenues from its travel distribution products outside the United States have grown at a compound annual rate of 29.8% during the last five years, to $250 million in 1995.


     - EXPANDING AND CUSTOMIZING ASSOCIATE PARTICIPATION. The Company plans to continue to expand participation in SABRE by associates, such as air charters, car rental companies, hotels, railroads and tour operators, and has initiated an effort to increase the value provided to associates by tailoring available participation options to the needs of different travel providers.

     - ENHANCING THE VALUE OF THE TRAVEL DISTRIBUTION PRODUCT TO TRAVEL AGENTS. The Company plans to maximize the value of its products to travel agents by increasing the depth and breadth of information available through SABRE and the ease of use and reliability of its products. The Company will also continue to develop products to enhance the competitiveness of its travel agent subscribers. For example, the Company has developed two user interface products, Turbo SABRE(sm) and Planet SABRE(sm), that provide travel agencies with greater productivity through data integration and increased ease of use, respectively.

     - PARTICIPATING IN EMERGING DISTRIBUTION CHANNELS. With products such as Business Travel Solutions(sm) ("BTS"), which is scheduled for release in the fourth quarter of 1996, and Travelocity, the Company intends to continue to compete in emerging distribution channels, such as corporate direct distribution, the Internet and computer on-line services.

     - ENHANCING TECHNOLOGY AND OPERATING CAPABILITIES. The Company has budgeted capital expenditures of over $210 million for 1996, which the Company anticipates funding with operating cash flow. In addition, the Company has begun a multi-year development effort, for which the Company has budgeted over $100 million during the next five years, to improve SABRE's core operating capabilities. The goals of this development effort are to accelerate new product development, increase flexibility, power and functionality for subscribers and associates, improve data management capabilities, raise capacity levels and lower operating costs.


     - ENHANCING THE COMPANY'S POSITION IN INFORMATION TECHNOLOGY SOLUTIONS. The Company intends to expand its information technology solutions in the airline industry and to employ its airline industry expertise to continue to expand into other industries with similar complex operations issues.


     - PURSUING STRATEGIC ACQUISITIONS AND ALLIANCES. The Company expects to enhance its competitive position through strategic acquisitions of and alliances with businesses that augment the Company's product offerings or provide entry into new markets or access to new technologies. The Company believes that it will generate sufficient cash flow beyond internal capital requirements to fund significant acquisitions and alliances in the future. During 1995, the Company generated approximately $215 million of net cash flow from operating activities, after its internal capital requirements were met.

RELATIONSHIP WITH AMR


     The Company is a newly-formed Delaware corporation and, prior to the Offerings, a direct wholly-owned subsidiary of AMR. AMR is also the parent corporation of American and other subsidiaries. Upon completion of the Offerings, AMR will own 100% of the outstanding Class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock"), representing approximately 98.2% of the combined voting power of all classes of voting stock of the Company (approximately 97.9% if the Underwriters' over-allotment options are exercised in full). As long as AMR beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors of the Company (the "Board of Directors") and thereby ultimately to control the management and affairs of the Company.



     Pursuant to the Reorganization consummated on July 2, 1996, the Company became the successor to the businesses of The SABRE Group which were formerly operated as divisions or subsidiaries of American or AMR. In connection with the Reorganization, the Company issued an $850 million subordinated debenture (the "Debenture") payable to American, which was transferred to AMR and the amount of which exceeds the historical book value of the assets contributed by American and AMR to the Company by $120.9 million. The Company will have $482 million of long-term indebtedness outstanding after approximately $368 million of the net proceeds of the Offerings is used to repay a portion of such indebtedness. See "Use of Proceeds" and Pro Forma Condensed Consolidated Financial Information. The Company in the past has been and will continue to be dependent upon American and its affiliates for a substantial portion of the Company's business. In connection with the Reorganization, the Company has entered into certain agreements with AMR and its affiliates (the "Affiliate Agreements"), the financial terms of which were generally effective as of January 1, 1996. Those agreements include the Technology Services Agreement pursuant to which the Company will provide information technology services to American for a term of 10 years for most services (three and five years for others). On a pro forma basis, giving effect to the Reorganization and the Affiliate Agreements as though effective as of January 1, 1995, the Company's revenues for 1995 were $1,463 million, representing a decrease of $66 million from historical 1995 revenues, and net income was $127 million, representing a decrease of $99 million from historical 1995 net income. See "Risk Factors -- Dependence on American Airlines," "Risk Factors -- Relationship with AMR," "Relationship with AMR and Certain Transactions -- Contractual Arrangements" and Pro Forma Condensed Consolidated Financial Information.

                                 THE OFFERINGS


     The offering hereby of 16,160,000 shares of Class A common stock, par value $.01 per share, of the Company (the "Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock") initially being offered in the United States (the "U.S. Offering") and the offering of 4,040,000 shares of Class A Common Stock initially being offered in a concurrent international offering outside of the United States (the "International Offering") are collectively referred to as the "Offerings." The closing of each Offering is conditioned upon the closing of the other Offering.



Class A Common Stock offered by the
Company(1)
  U.S. Offering.........................  16,160,000 shares
  International Offering................  4,040,000 shares
          Total.........................  20,200,000 shares
Common Stock to be outstanding after the
Offerings(1)
  Class A Common Stock..................  20,200,000 shares
  Class B Common Stock..................  107,374,000 shares
          Total.........................  127,574,000 shares
Use of proceeds(2)......................  Approximately $368 million will be used to repay a portion of the Debenture to AMR.
                                          The remaining net proceeds will be used for
                                          general corporate purposes.
Proposed NYSE symbol....................  TSG
Voting rights...........................  The holders of Class A Common Stock generally have rights identical to holders
                                          of Class B Common Stock, except that
                                          holders of Class A Common Stock are
                                          entitled to one vote per share and holders
                                          of Class B Common Stock are entitled to 10
                                          votes per share. The Class A Common Stock
                                          and Class B Common Stock generally will
                                          vote together as a single class on all
                                          matters except as otherwise required by
                                          Delaware law. See "Description of Capital
                                          Stock -- Common Stock -- Voting Rights."
                                          Under certain circumstances, Class B Common
                                          Stock will automatically convert to Class A
                                          Common Stock. See "Relationship with AMR
                                          and Certain Transactions" and "Description
                                          of Capital Stock -- Common Stock -- Con-
                                          version."


- ---------------


(1) Exclusive of up to 3,030,000 shares of Class A Common Stock subject to over-allotment options granted by the Company to the Underwriters. See "Underwriting."


(2) After deducting the underwriting discount and estimated expenses of the Offerings, and assuming no exercise of the Underwriters' over-allotment options.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are the summary historical consolidated financial and other data of the Company for the periods and dates indicated. This information should be read in conjunction with the Consolidated Financial Statements, and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                                    SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                            JUNE 30,
                                    ----------------------------------------------------------    --------------------
                                      1991        1992        1993         1994        1995         1995       1996(4)
                                    --------    --------    ---------    --------    ---------    ---------    -------
                                                     (IN MILLIONS, EXCEPT OTHER DATA WHERE INDICATED)
INCOME STATEMENT DATA(1):
Revenues........................... $1,097.1    $1,173.8    $ 1,258.2    $1,406.7    $ 1,529.6    $   767.5    $838.3
Operating Expenses.................    876.9       929.5      1,004.5     1,056.5      1,149.2        548.0     640.7
                                    --------    --------    ---------    --------    ---------    ---------    -------
Operating Income................... $  220.2    $  244.3    $   253.7    $  350.2    $   380.4    $   219.5    $197.6
Other Income (Expense), net(2).....     (7.6)     (173.2)       (84.7)      (26.1)       (10.3)       (10.4)     (2.4 )
                                    --------    --------    ---------    --------    ---------    ---------    -------
Income Before Income Taxes......... $  212.6    $   71.1    $   169.0    $  324.1    $   370.1    $   209.1    $195.2
Income Taxes.......................     77.6        38.8         69.0       126.9        144.2         82.0      76.1
                                    --------    --------    ---------    --------    ---------    ---------    -------
Income Before Cumulative Effect of
  Accounting Change................ $  135.0    $   32.3    $   100.0    $  197.2    $   225.9    $   127.1    $119.1
Cumulative Effect of Accounting
  Change(3)........................       --        19.0           --          --           --           --        --
                                    --------    --------    ---------    --------    ---------    ---------    -------
Net Earnings....................... $  135.0    $   13.3    $   100.0    $  197.2    $   225.9    $   127.1    $119.1
                                    ========    ========    =========    ========    =========    =========    =======
BALANCE SHEET DATA (AT END OF
  PERIOD)(1):
Current Assets..................... $   55.1    $   91.1    $   107.1    $  404.3    $   271.2    $   259.2    $449.6
Total Assets.......................    558.8       550.1        584.3       873.5        729.4        737.8     855.8
Current Liabilities(2).............    108.5       154.2        346.4       503.2        218.6        176.5     225.8
Stockholders' Equity...............    411.0       244.7        158.0       289.5        432.1        477.8     551.2
OTHER DATA(1):
Operating Income as a Percentage of
  Revenue..........................     20.1%       20.8%        20.2%       24.9%        24.9%        28.6%     23.6%
Percentage of Revenue from
  Non-affiliated Customers.........     53.9%       55.0%        56.6%       58.1%        64.2%        64.4%     68.8%
Reservations Booked Using
  SABRE............................    220.2       255.3        275.2       311.1        325.5        170.6     181.2
Net Cash Provided by
  Operating Activities............. $  315.3    $  328.1    $   332.4    $  224.9    $   391.8    $   168.3    $143.2
Net Cash Used for Investing
  Activities....................... $ (183.0)   $ (122.4)   $  (171.7)   $ (177.3)   $  (174.7)   $  (105.4)   $(66.6 )
Net Cash Provided by (Used for)
  Financing Activities(5).......... $ (130.9)   $ (204.7)   $  (160.7)   $  215.3    $  (385.2)   $  (246.4)   $ 15.7
Capital Expenditures............... $  171.0    $  128.8    $   176.6    $  168.9    $   164.6    $   104.4    $ 82.0


- ---------------

(1) The Company has significant transactions with AMR and American. See Notes 3 and 11 to the Consolidated Financial Statements.

(2) The operating results for the years ended December 31, 1992 and 1993 include a provision for losses of $165 million and $71 million, respectively, associated with a reservations system project and resolution of related litigation. The balance sheets as of December 31, 1992 and 1993 include current liabilities for the losses of $28 million and $133 million, respectively. See Note 5 to the Consolidated Financial Statements.

(3) Effective January 1, 1992, the Company adopted FAS 106, "Accounting for Postretirement Benefits Other Than Pensions," changing the method of accounting for these benefits. The cumulative effect of adopting FAS 106 as of January 1, 1992 was a charge of $19 million, net of income taxes of $10 million.

(4) The operating results for the six months ended June 30, 1996 reflect the impact of the Affiliate Agreements, the financial terms of which were effective as of January 1, 1996. See Note 11 to the Consolidated Financial Statements.


(5) Consists of advances to or from affiliates and contributions from or distributions to affiliates.

                    SUMMARY PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

     Set forth below are the summary pro forma consolidated financial and other data of the Company for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements, and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Pro Forma Condensed Consolidated Financial Information, and the related notes thereto, included elsewhere in this Prospectus. The pro forma financial information below assumes the Reorganization and Offerings were consummated, and the Affiliate Agreements were effective, on January 1, 1995 with respect to the income statement data and at June 30, 1996 with respect to the balance sheet data. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the assumed dates, nor is it necessarily indicative of future results of operations.


                                                                    PRO FORMA AS ADJUSTED FOR THE
                                                                    REORGANIZATION, THE AFFILIATE
                                                                     AGREEMENTS AND THE OFFERINGS
                                                                  ----------------------------------
                                                                                   SIX MONTHS ENDED
                                                                   YEAR ENDED          JUNE 30,
                                                                  DECEMBER 31,     -----------------
                                                                      1995          1995       1996
                                                                  ------------     ------     ------
                                                                    (IN MILLIONS, EXCEPT PER SHARE
                                                                                DATA)
    INCOME STATEMENT DATA(1):
    Revenues....................................................    $1,463.3       $736.7     $832.2
    Operating Expenses..........................................     1,178.7        561.2      635.1
                                                                    --------       ------     ------
    Operating Income............................................    $  284.6       $175.5     $197.1
    Other Income (Expense), net.................................       (39.8)       (25.1)     (17.3)
                                                                    --------       ------     ------
    Income Before Income Taxes..................................    $  244.8       $150.4     $179.8
    Income Taxes................................................        95.4         59.1       70.2
                                                                    --------       ------     ------
    Net Earnings................................................    $  149.4       $ 91.3     $109.6
                                                                    ========       ======     ======
    Pro Forma Earnings Per Share(2).............................    $   1.17       $  .72     $  .86
                                                                    ========       ======     ======



                                                                                JUNE 30, 1996
                                                                        -----------------------------
                                                                         AS ADJUSTED
                                                                           FOR THE
                                                                        REORGANIZATION     AS FURTHER
                                                                           AND THE          ADJUSTED
                                                                          AFFILIATE         FOR THE
                                                                          AGREEMENTS       OFFERINGS
                                                                        --------------     ----------
                                                                                (IN MILLIONS)
    BALANCE SHEET DATA(1):
    Current Assets....................................................     $  449.6         $  490.5
    Total Assets......................................................      1,049.0          1,090.0
    Current Liabilities...............................................        171.7            171.7
    Debenture Payable to AMR..........................................        850.0            481.8
    Stockholders' Equity (Deficit)....................................       (120.9)           288.2



                                                                     PRO FORMA AS ADJUSTED FOR THE
                                                                     REORGANIZATION, THE AFFILIATE
                                                                     AGREEMENTS AND THE OFFERINGS
                                                                    -------------------------------
                                                                                      SIX MONTHS
                                                                                         ENDED
                                                                     YEAR ENDED        JUNE 30,
                                                                    DECEMBER 31,    ---------------
                                                                        1995        1995      1996
                                                                    ------------    -----     -----
    OTHER DATA(1):
    Operating Income as a Percentage of Revenue....................     19.4%       23.8%     23.7%
    Percentage of Revenue from Non-affiliated Customers............     67.1%       67.1%     69.3%


- ---------------

(1) The Company has significant transactions with AMR and American. See Notes 3 and 11 to the Consolidated Financial Statements.


(2) The Company was formed on June 25, 1996 and became a wholly-owned subsidiary of AMR on July 2, 1996 in connection with the Reorganization. As part of the Reorganization, AMR caused to be transferred to the Company the subsidiaries and divisions through which AMR has historically conducted its electronic travel distribution and information technology solutions operations. The pro forma earnings per common share calculation is based upon weighted average common shares outstanding after the Reorganization and the Offerings. See Notes 10 and 11 to the Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors:

DEPENDENCE ON AMERICAN AIRLINES

     The Company's revenues and earnings are highly dependent on its business with American and its affiliates. In 1995, 35.8% of the Company's revenues was generated by information technology solutions provided to American and its affiliates and through booking fees paid by American for bookings on American through SABRE (32.9% on a pro forma basis after giving effect to the financial impact of the Affiliate Agreements). Pursuant to certain of the Affiliate Agreements, the Company provides information technology solutions to American, gains access to SABRE subscribers such as travel agencies and corporations through marketing services provided by American and, under certain circumstances, lends to and borrows from American. See "Relationship with AMR and Certain Transactions." American is the largest single travel provider in SABRE, generating booking fees that account for a substantial portion of the Company's revenues.


     The Company derives a substantial portion of its revenues from the Technology Services Agreement, which has a base term that expires on June 30, 2006 for a majority of the services performed by the Company, with terms expiring June 30, 1999 and June 30, 2001 for services that represented 5.7% and 0.5%, respectively, of the Company's total revenues for the six months ended June 30, 1996. American is generally required to continue purchasing from the Company services currently performed under the Technology Services Agreement for the term applicable to such service, as specified in the preceding sentence. New services, however, including most new applications development work, can be competitively bid by American, with the Company having a right to bid on most of such services. There can be no assurance that American will purchase new services from the Company or that it will continue to purchase services from the Company upon expiration of the Technology Services Agreement.


     The Technology Services Agreement also provides for annual price adjustments. For certain prices, adjustments are made according to formulas that, commencing in 1998, are reset every two years and that may take into account the market for similar services provided by other companies. Consequently, downward market pressures on fees generally charged by computer outsourcers or increased price competition for provision of services to the airline industry, both of which the Company believes could occur, would have a negative impact on the Company's future revenues under the Technology Services Agreement.


     Through subcontracting arrangements with American (the "Canadian Subcontract"), the Company provides data processing and network and distributed systems services to Canadian Airlines International ("Canadian"). American has guaranteed payment to the Company of the fees the Company will be entitled to receive pursuant to the terms of the Canadian Subcontract from Canadian in payment for all such services actually performed by the Company. In addition, American has agreed to reimburse the Company for any capitalized costs incurred in connection with the implementation of such systems that remain unamortized in the event of the termination or expiration of such subcontracting arrangement or for a write down of such costs.


     Pursuant to a Marketing Cooperation Agreement (the "Marketing Cooperation Agreement"), American will provide marketing support for the Company's products targeted to travel agencies until June 30, 2006 and will support the Company's promotion of BTS until September 30, 2001 and the Company's promotion of Travelocity and easySABRE until June 30, 2001. The Company relies on these services to support its relationship with travel agents who may utilize SABRE and to promote its products to those corporations and individuals who are customers of American. With limited exceptions, however, American is not restricted from distributing its airline products and services directly to corporate or individual consumers through the Internet or otherwise. For example, American has recently announced AAccess, an Internet product designed to allow

American to electronically distribute its products directly. American also participates in other global distribution systems.

     Under a credit agreement between the Company and American, dated as of July 1, 1996 (the "Credit Agreement"), designed to permit AMR to manage efficiently the cash needs of its subsidiaries, the Company is required to lend to American up to $100 million of excess cash if required by American to meet American's daily cash needs, and American is required to lend to the Company (either from its excess cash or from external borrowing facilities) up to $300 million if required by the Company to meet the Company's daily cash needs. The Company will be subject to the credit risk of American to the extent American makes borrowings under the Credit Agreement.


     American's collective bargaining agreement with the Allied Pilots Association, the union that represents all of American's pilots (the "APA"), became amendable on August 31, 1994. In January 1996, the APA filed a petition with the National Mediation Board (the "NMB") to appoint a federal mediator. A mediator was appointed and meetings with the APA, NMB and American were held commencing in March 1996. On September 2, 1996, American and the APA announced that they had concluded negotiations on a new labor agreement, subject to ratification by the Board of Directors of the APA and the APA's members.


     If American were to terminate any of the Affiliate Agreements discussed above early, fail or otherwise become unable to fulfill its principal obligations thereunder or determine not to renew certain of the Affiliate Agreements, the Company's financial condition and results of operations would be materially adversely affected.

COMPETITION

     COMPETITION IN ELECTRONIC TRAVEL DISTRIBUTION

     The markets in which the Company's electronic travel distribution business operates are highly competitive. The Company's electronic travel distribution business competes primarily against other large and well-established global distribution systems. SABRE's principal competitors include Amadeus/System One, Galileo/Apollo and Worldspan*, each of which is owned by a separate consortium of airlines and offers many services similar to the Company's services. Moreover, although certain barriers exist for any new global distribution system -- barriers such as the need for significant capital investment to acquire or develop the hardware, software and network facilities necessary to operate effectively a global distribution system -- the Company is always faced with the potential of new competitors, particularly as new channels for travel distribution develop. Factors affecting competitive success of global distribution systems include depth and breadth of information, ease of use, reliability, subscriber and booking fees, service and incentives to travel agents and range of products available to travel providers, travel agents and consumers. The Company believes it competes effectively with respect to each of these factors. Increased competition, however, could require the Company to reduce prices, to increase spending on marketing or product development or otherwise to take actions that might adversely affect its operating earnings.


     Competitive factors could also lead the Company to change its billing practices in response to pressure from travel providers who list their products and services in SABRE. A change in billing practices might adversely affect the Company's financial condition and results of operations.


     Competition to attract and retain travel agent subscribers is particularly intense. If the Company were unable to compete effectively and a portion of the Company's travel agency subscribers accounting for a significant percentage of bookings through SABRE were to cease using SABRE and begin utilizing other systems, the Company's financial condition and results of operations would be materially adversely affected.

- ---------------

* Amadeus, System One, Galileo, Apollo and Worldspan are trademarks of their respective owners and are not trademarks of the Company.

     The Company believes that the potential for growth in the number of new travel agent subscribers exists primarily outside the United States, where the Company's market recognition is not as well developed as in the United States. A number of trade barriers erected by foreign travel providers -- often government-owned -- have restricted the ability of the Company to gain market share abroad. These providers have on occasion precluded SABRE from offering their products and services, thus making SABRE's product less attractive to travel agencies in those markets than other global distribution systems that have such capability. Additionally, some international markets are served by other global distribution systems that have substantially greater market presence than the Company or long-standing relationships with travel agency subscribers or associates.

     Although distribution through travel agents continues to be the primary method of travel distribution, new channels are developing for distribution directly to businesses and consumers through computer on-line services, the Internet and private networks. The Company faces competition in these channels not only from its principal competitors but also from possible new entrants in the sale of travel products and also from travel providers, including American, who distribute their products directly. For example, in July 1996, American Express Co. and Microsoft Corp. announced an on-line travel booking service for corporations, which they have scheduled for release in the first half of 1997. The Company expects that this on-line travel booking service, while only in the developmental stage, will eventually directly compete with BTS. In addition, the Internet permits consumers to have direct access to travel providers, thereby by-passing both traditional travel agents and global distribution systems such as SABRE. Although the Company has positioned its BTS, Travelocity and easySABRE products to compete in the emerging distribution channels, there can be no assurance that the Company's products will compete successfully or that the failure to compete successfully will not have a material adverse effect on the financial condition and results of operations of the Company.

     COMPETITION IN INFORMATION TECHNOLOGY SOLUTIONS

     The Company's solutions business competes both against full-service providers of technology outsourcing services and solutions companies, some of which have considerably greater financial resources than the Company, and against smaller companies that offer a limited range of services. Among the Company's full service competitors are Electronic Data Systems, IBM/ISSC, Unisys, Andersen Consulting and Lufthansa Systems. Many of these competitors have formed strategic alliances with large companies in the travel industry, and the Company's access to such potential customers is thus limited.

DEPENDENCE UPON TRAVEL INDUSTRY; SEASONALITY

     The Company's earnings can be significantly affected by events in the travel industry, from which the Company derives substantially all of its revenues. Because a significant portion of those revenues are derived from airline bookings, the Company's earnings are especially sensitive to events that affect airline travel and the airlines that participate in the SABRE system. Any event, including political instability, armed hostilities, recession, excessive inflation, strikes, lockouts or other labor disturbances or other adverse occurrence, that results in a significant decline in sales of travel products through SABRE or in an overall downturn in the business and operations of the Company's customers in the travel industry could have a material adverse effect on the financial condition and results of operations of the Company.

     The travel industry is seasonal in nature. Bookings, and thus fees charged for bookings through SABRE, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and due to a decrease in business travel during the holiday season.

CHANGING TECHNOLOGY

     The Company's future results will depend in part upon its ability to make timely and cost-effective enhancements and additions to its technology and to introduce new products and services that meet customer demands. The success of current and new product and service offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. In addition, maintaining flexibility to respond to technological and market dynamics may require substantial expenditures and lead time. There can be no assurance that the Company will successfully identify and develop new products or services in a timely manner, that products, technologies or services developed by others will not render the Company's offerings obsolete or noncompetitive or that the technologies in which the Company focuses its research and development investments will achieve broad acceptance in the marketplace.

DEPENDENCE ON FACILITIES AND NETWORK

     SABRE and the Company's data processing and transactions processing services are dependent on the Data Center. Although the Company has taken what it considers to be sufficient precautions to protect this facility, a natural disaster or other calamity that causes significant damage to the facility would have a material adverse effect on the financial condition and results of operations of the Company. See "Business -- Facilities."

     The Company relies on several communications companies, both in the United States and internationally, to provide network access between the Data Center and SABRE access terminals. In particular, the Company relies upon Societe Internationale de Telecommunications Aeronautiques ("SITA"), which is owned by a consortium of airlines, including American, to maintain and develop its data communications in the United States and Canada and to provide network services in almost all locations served by the Company. Any failure or inability of SITA or other companies to provide and maintain network access could have a material adverse effect on the financial condition and results of operations of the Company.

ACQUISITIONS AND INVESTMENTS

     One component of the Company's strategy is to make strategic acquisitions and to form strategic alliances. There can be no assurance that any acquisition will be made, that any alliance will be formed, and, if any acquisitions or alliances are so made or formed, that they will be successful. In addition, acquisitions that the Company may make will involve risks, including the successful integration and management of acquired technology, operations and personnel. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management attention from ongoing business concerns.

RELATIONSHIP WITH AMR


     AMR currently owns all of the outstanding capital stock of the Company. See "Relationship with AMR and Certain Transactions." Upon completion of the Offerings, AMR will own 100% of the Company's outstanding Class B Common Stock, representing approximately 98.2% of the combined voting power of all classes of voting stock of the Company (approximately 97.9% if the Underwriters' over-allotment options are exercised in full). As long as AMR beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors and thereby ultimately to control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities of the Company or the declaration and payment of any dividends on the Common Stock. In addition, AMR will be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval and to cause or prevent a change in control of the Company.

     Although, in negotiating the Affiliate Agreements between the Company and AMR, American and AMR's other subsidiaries, the parties endeavored to implement market-based agreements, as a result of AMR's control of the Company, none of such agreements resulted from "arm's-length" negotiations. There can be no assurance that the Company would not have received more favorable terms from an unaffiliated party. For a description of the Affiliate Agreements, see "Relationship with AMR and Certain Transactions."

     The Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") provides that any amendment or termination of any agreement or arrangement, or any new agreement or arrangement, between the Company and AMR or its affiliates effected with the approval of a majority of the Company's directors who are not officers of either the Company or AMR or directors of AMR (the "Disinterested Directors"), or consistent with guidelines or standards approved by the Disinterested Directors, or approved by the holders of a majority of the Company's outstanding voting stock (not including that owned by AMR) shall be deemed fair to the Company and its stockholders, provided that, if such approval is not obtained, no presumption shall arise that such amendment or termination (or new agreement) is not fair to the Company and its stockholders. The Certificate of Incorporation also contains provisions allocating corporate opportunities between AMR and the Company based primarily on the relationship to the Company and AMR of the individual to whom an opportunity is presented. See "Description of Capital Stock -- Certificate of Incorporation and Bylaw Provisions."

     Conflicts of interest may arise between the Company and AMR in a number of areas relating to their past and ongoing relationships, including the nature and quality of services rendered by the Company to AMR and its affiliates or by AMR and its affiliates to the Company, potential competitive business activities, shared marketing functions, tax and employee benefit matters, indemnity agreements, registration rights, sales or distributions by AMR of all or any portion of its ownership interest in the Company or AMR's ability to control the management and affairs of the Company. There can be no assurance that AMR and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. In addition, certain of the Affiliate Agreements contain specific procedures for resolving disputes between the Company and AMR with respect to the subject matter of those agreements. There can be no assurance that more favorable results to the Company would not be obtained under different procedures.

     For as long as AMR desires to include the Company in its consolidated group for federal income tax purposes, which requires that AMR own at least 80% of the total voting power and stock with a value equal to at least 80% of the total value of the Company, the Company may be constrained in its ability to raise equity capital or to issue Common Stock in connection with acquisitions. For any period of time that the Company continues to be part of AMR's consolidated group, it will be jointly and severally liable for the federal income tax liability of other members of the consolidated group and for funding and termination liabilities applicable to the group's tax-qualified employee benefit plans.

     AMR could decide to sell or otherwise dispose of all or a portion of its Class B Common Stock (or, upon conversion of the Class B Common Stock, the resulting Class A Common Stock) at some future date, and there can be no assurance that, in any transfer by AMR of a controlling interest in the Company, any holders of Class A Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Class A Common Stock. Sales or distribution by AMR of substantial amounts of Class B Common Stock (or Class A Common Stock) in the public market or to its stockholders could adversely affect prevailing market prices for the Class A Common Stock. See "-- Shares Available for Future Sale," "Relationship with AMR and Certain Transactions" and "Shares Eligible for Future Sale."

INTERNATIONAL EXPANSION AND OPERATIONS

     Pursuit of international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized, and may require support of United States or local government authorities. See "Business -- Electronic Travel Distribution -- Industry Regulation." There can be no assurance as to the extent, if at all, that the Company's plans to expand in international markets will be successful. The Company's current international activities and prospects could be adversely affected by factors such as reversals or delays in the opening of foreign markets, exchange controls, currency and political risks and taxation. In addition, the laws and policies of the United States affecting foreign trade, investment and taxation could also adversely affect the Company's international operations and growth.

UNITED STATES REGULATIONS; FUTURE PARTICIPATION OF CERTAIN AIRLINE ASSOCIATES IN SABRE


     Regulations promulgated by the U.S. Department of Transportation (the "DOT") govern the relationship of SABRE with airlines and travel agencies. These regulations (the "U.S. Regulations") generally require airlines affiliated with global distribution systems to participate in the United States in other global distribution systems that are affiliated with other airlines. More specifically, the U.S. Regulations require any airline doing business in the United States that owns five percent or more of a global distribution system (a "GDS-Affiliated Airline"), to participate in any other global distribution system doing business in the United States which is offered by an airline or an airline affiliate (an "Airline-Affiliated System") at the same level as it does in the system it owns and to provide data on its flights to the other Airline-Affiliated System that is as complete, accurate and timely as the information given to its own system, as long as the other Airline-Affiliated System offers terms for participation that are commercially reasonable. Although the Company believes the U.S. Regulations will be extended, the U.S. Regulations are currently scheduled to expire on December 31, 1997. See
"Business -- Electronic Travel Distribution -- Industry Regulations."


     If (i) SABRE were no longer offered or marketed to travel agents by any airline or airline affiliate or (ii) the U.S. Regulations were to expire (or were to be revised to eliminate the participation requirement described above), GDS-Affiliated Airlines, such as Delta Air Lines, United Airlines, USAir, Continental Airlines and British Airways, would no longer be legally required to participate in SABRE at any level. Although the Company does not anticipate that any of these airlines would, as a practical matter, discontinue listing their flights in SABRE under such circumstances, there can be no assurance that any of the airlines would continue to participate in SABRE, absent any legal requirement, on the same commercial terms that prevail today. Decisions by several airlines to discontinue listing their services in SABRE or a significant reduction in revenues resulting from such decisions or resulting from the absence of any legal requirement compelling participation could materially adversely affect the financial condition and results of operations of the Company.

NEWLY FORMED LEGAL ENTITY; HOLDING COMPANY STRUCTURE

     The Company has existed in its present form only since July 2, 1996. Prior to such time, although the businesses of the Company had been accounted for as a separate unit of AMR, the Company had not operated as a separate legal entity. The financial information included herein may not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company been a separate entity during the periods presented.

     In addition, the Company is a holding company and will thus rely primarily on dividends and other intercompany transfers of funds from its subsidiaries for any repayment of debt or, in the event dividends are declared, any payment of dividends to the Company's stockholders. See "Dividend Policy." Although the Company intends to retain its earnings to finance future growth and not to declare any cash dividends in the foreseeable future, and although there are currently no material contractual restrictions or legal prohibitions on dividends or other intercompany transfers of funds to the Company by its subsidiaries, the Company's subsidiaries could become subject to contractual restrictions or legal or regulatory impediments to the making of dividends or such other transfers to the Company.

INTELLECTUAL PROPERTY RIGHTS

     Some of the Company's significant assets are its software and other proprietary information and intellectual property rights. The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. The Company's software and related documentation, however, are protected principally under trade secret and copyright laws, which afford only limited protection. In addition, the laws of some foreign jurisdictions may provide less protection than the laws of the United States for the Company's proprietary rights. Unauthorized use of the Company's intellectual property could have a material adverse effect on the Company, and there can be no assurance that the Company's legal remedies would adequately compensate it for the damages to its business caused by such use.

     The Company does not believe that any of its products infringe upon the proprietary rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claim, with or without merit, could result in substantial costs and diversion of management resources, and a successful claim could effectively block the Company's ability to use or license its products in the United States or abroad or otherwise have a material adverse effect on the financial condition and results of operations of the Company.

     Licenses for a number of software products have been granted to the Company. Certain of these licenses, individually and in the aggregate, are material to the business of the Company. Although management believes that the risk that the Company will lose any material license is remote, any such loss could have a material adverse effect on the financial condition and results of operations of the Company. See "Business -- Intellectual Property."

POTENTIAL ANTI-TAKEOVER CONSIDERATIONS

     Under the Company's Certificate of Incorporation, the Board of Directors has the authority, without action by the Company's stockholders, to fix certain terms and issue shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), and to issue rights to purchase securities or other property from the Company. Actions of the Board of Directors pursuant to this authority may have the effect of delaying, deterring or preventing a change in control of the Company. Other provisions in the Company's Certificate of Incorporation and in the Restated Bylaws (the "Bylaws") impose procedural and other requirements, including the requirement that a vote of more than 80% of the voting stock of the Company is necessary for stockholders to amend the Bylaws and certain provisions of the Certificate of Incorporation. These requirements could make it more difficult to effect certain corporate actions, including replacing incumbent directors. In addition, the Board of Directors is divided into three classes, each of which is to serve for a staggered three-year term after the initial classification and election, and, after AMR shall cease to be the beneficial owner of an aggregate of at least a majority of the voting power of the Company, incumbent directors may not be removed without cause, all of which may make it more difficult for a third party to gain control of the Board of Directors. With certain exceptions, Section 203 of the Delaware General Corporation Law (the "DGCL") imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the voting stock of the Company. Section 203 does not apply to AMR's interest in the Company. See "Description of Capital Stock -- Certificate of Incorporation and Bylaw Provisions."

SHARES AVAILABLE FOR FUTURE SALE

     Subject to applicable law, AMR will be free to sell any and all of the shares of Common Stock it owns after completion of the Offerings. AMR and the Company have agreed, however, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock (other than the shares offered hereby or pursuant to employee stock option plans existing, or on conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., on behalf of the Underwriters. In connection with the Offerings, the Company and AMR have entered into an agreement which provides that AMR will have certain rights to have shares of Common Stock owned by it after the Offerings registered by the Company under the Securities Act of 1933, as amended (the "Securities Act"), in order to permit the public sale of such shares. In addition, beginning two years after AMR acquired its shares of Common Stock, AMR will be permitted to sell in the public market specified amounts of such Common Stock without registration pursuant to Rule 144 under the Securities Act ("Rule 144"). No prediction can be made as to the effect, if any, that future sales of Common Stock by AMR, or the availability of Common Stock for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. See "Shares Eligible for Future Sale."


ABSENCE OF A PRIOR PUBLIC MARKET; VOLATILITY OF PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Class A Common Stock will be determined through negotiation between the Company and the Underwriters and may not be indicative of the market price for the Class A Common Stock after the Offerings. See "Underwriting."

     The market price for the Class A Common Stock may be highly volatile. The Company believes that factors such as announcements by it, or by its competitors or travel providers, of quarterly variances in financial results could cause the market price of the Class A Common Stock to fluctuate substantially. In addition, the stock market may experience extreme price and volume fluctuations which often are unrelated to the operating performance of specific companies. Market fluctuations or perceptions regarding the Company's industry, as well as general economic or political conditions, may adversely affect the market price of the Class A Common Stock.

                                  THE COMPANY

     The Company is a holding company incorporated in Delaware on June 25, 1996. The SABRE Group, Inc. is the sole direct subsidiary of the Company and, pursuant to the Reorganization, is the successor to the businesses of The SABRE Group, which were previously operated as divisions or subsidiaries of American or AMR.


     Upon completion of the Offerings, AMR will own 100% of the outstanding Class B Common Stock, representing approximately 84.2% of the economic interest in the Company and approximately 98.2% of the combined voting power of all classes of voting stock of the Company (approximately 82.2% of the economic interest and 97.9% of the combined voting power if the Underwriters' over-allotment options are exercised in full). As long as AMR beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors of the Company and thereby ultimately to control the management and affairs of the Company. In connection with the Reorganization, the Company issued the $850 million Debenture to American, which was transferred to AMR as a dividend. Approximately $368 million of the net proceeds of the Offerings will be used to repay a portion of such indebtedness. See "Use of Proceeds" and Pro Forma Condensed Consolidated Financial Information. The Company has been and will continue to be dependent upon American and its affiliates for a substantial portion of the Company's business. In connection with the Reorganization, the Company entered into the Affiliate Agreements, including the Technology Services Agreement pursuant to which the Company will provide information technology services to American for a term of 10 years for most services (three and five years for other services). See "Risk Factors -- Dependence on American Airlines," "Risk Factors -- Relationship with AMR" and "Relationship with AMR and Certain Transactions -- Contractual Arrangements."


     The Company's executive offices are located at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, and its telephone number is (817) 931-7300.

                                USE OF PROCEEDS


     The Company will receive approximately $409.1 million from the sale of the
20.2 million shares of Class A Common Stock in the Offerings based on an assumed
price to the public of $          per share (after deducting underwriting
commissions and estimated expenses payable by the Company). Approximately $368 million of the net proceeds of the Offerings will be used to repay a portion of the indebtedness represented by the Debenture payable by the Company to AMR. The Debenture, which matures on September 30, 2004, bears interest, payable semiannually, at a rate based on the sum of the six-month London Interbank Offered Rate plus a margin determined by the Company's senior unsecured long-term debt rating or, if such debt rating is not available, upon the Company's ratio of debt to total capital. The Debenture was issued in connection with the Reorganization and exceeds the historical book value of the assets contributed by American and AMR to the Company by $120.9 million. See "Relationship with AMR and Certain Transactions." The remaining net proceeds will be used for general corporate purposes.

                                DIVIDEND POLICY

     The Company currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will depend upon the future results of operations, capital requirements and financial condition of the Company and such other factors as the Board of Directors may consider, including any contractual or statutory restrictions on the Company's ability to pay dividends.

                                    DILUTION


     The pro forma net tangible book value of the Company at June 30, 1996, giving effect to the Reorganization, was a deficit of approximately $120.9 million, or $(1.13) per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.



     Dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A Common Stock in the Offerings and the pro forma net tangible book value per share of Common Stock immediately after the completion of the Offerings. After giving effect to the assumed sale of approximately 20.2 million shares of Class A Common Stock at a price of $21.50 per share by the Company in the Offerings and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been approximately $288.2 million, or $2.68 per share. This represents an immediate dilution in pro forma net tangible book value per share of $18.82 to investors who purchase shares of Class A Common Stock in the Offerings. The following table illustrates the dilution in pro forma net tangible book value per share to such investors:



        Initial public offering price per share................               $21.50
        Pro forma net tangible book value per share as of June
          30, 1996 after giving effect to the Reorganization...    $(1.13)
                                                                   ------
        Increase per share attributable to new investors.......    $ 3.81
                                                                   ------
        Pro forma net tangible book value per share as of June
          30, 1996 after giving effect to the Offerings........               $ 2.68
                                                                              ------
        Dilution per share to new investors....................               $18.82
                                                                              ======

                                 CAPITALIZATION


     The following table sets forth information regarding the consolidated long-term debt and capitalization of the Company (i) at June 30, 1996, (ii) as adjusted for the pro forma effects of the Reorganization and the financial impact of the Affiliate Agreements and (iii) as further adjusted to reflect (x) the reclassification of 1,000 shares of common stock, $.01 par value, of the Company held by AMR into 107,374,000 shares of Class B Common Stock and (y) the sale of 20,200,000 shares of Class A Common Stock in the Offerings at an assumed initial public offering price of $21.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.



                                                                     JUNE 30, 1996
                                                  ----------------------------------------------------
                                                                   PRO FORMA AS
                                                                 ADJUSTED FOR THE       PRO FORMA AS
                                                                REORGANIZATION AND    FURTHER ADJUSTED
                                                                    AFFILIATE             FOR THE
                                                  HISTORICAL      AGREEMENTS(1)       OFFERINGS(2)(3)
                                                  ----------    ------------------    ----------------
                                                                 (DOLLARS IN THOUSANDS)
Note Payable to AMR.............................   $  54,102        $       --           $       --
Long-Term Debenture Payable to AMR..............          --           850,000              481,843
Stockholders' Equity:
  Preferred Stock: $.01 par value, 20,000,000
     shares authorized; no shares issued........          --                --                   --
  Common Stock: $.01 par value; 1,000 shares
     authorized; 1,000 shares issued and
     outstanding................................          --                --                   --
  Class A Common Stock: $.01 par value;
     250,000,000 shares authorized; 20,200,000
     shares issued and outstanding, as
     adjusted...................................          --                --                  202
  Class B Common Stock: $.01 par value;
     107,374,000 shares authorized; 107,374,000
     shares issued and outstanding, as
     adjusted...................................          --                --                1,074
  Additional Paid-in Capital....................          --                --              407,788
  Retained Earnings (Deficit)...................                      (120,876)            (120,876)
  Stockholder's Net Investment..................     551,187                --                   --
                                                    --------         ---------            ---------
          Total Stockholders' Equity
            (Deficit)...........................   $ 551,187        $ (120,876)          $  288,188
                                                    --------         ---------            ---------
          Total Capitalization..................   $ 605,289        $  729,124           $  770,031
                                                    ========         =========            =========


- ---------------

(1) Adjusted to reflect the Reorganization, including the issuance of the Debenture to American, and the financial impact of the Affiliate Agreements. American subsequently transferred the Debenture to AMR.


(2) Adjusted to reflect the transactions described in note (1) above, the reclassification of 1,000 shares of common stock, $.01 par value, of the Company held by AMR into 107,374,000 shares of Class B Common Stock and the issuance of 20,200,000 shares of Class A Common Stock, assuming an offering price of $21.50 per share, pursuant to the Offerings, resulting in net proceeds of approximately $409 million after deducting underwriting commissions and estimated expenses of the Offerings and to reflect the use of approximately $368 million of the proceeds of the Offerings to repay a portion of the Debenture.


(3) Excludes options to purchase the Company's Class A Common Stock outstanding under the Company's Long-Term Incentive Plan. See Note 11 to the Consolidated Financial Statements.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected financial information and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Prospectus. The income statement data for the two years ended December 31, 1992, and the balance sheet data as of December 31, 1991, 1992 and 1993, have been derived from financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The income statement data for the three years ended December 31, 1995, and the balance sheet data as of December 31, 1994 and 1995, have been derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus, which also have been audited by Ernst & Young LLP, independent auditors, whose report thereon appears elsewhere in this Prospectus. The selected financial data set forth below for the six months ended June 30, 1995 and 1996 is derived from unaudited consolidated interim financial statements of the Company. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. The results for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year.


                                                                                                      SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                          JUNE 30,
                                         --------------------------------------------------------    -------------------
                                           1991        1992        1993        1994        1995       1995       1996(4)
                                         --------    --------    --------    --------    --------    -------     -------
                                                        (IN MILLIONS, EXCEPT OTHER DATA WHERE INDICATED)
INCOME STATEMENT DATA(1):
Revenues...............................  $1,097.1    $1,173.8    $1,258.2    $1,406.7    $1,529.6    $ 767.5     $838.3
Operating Expenses.....................     876.9       929.5     1,004.5     1,056.5     1,149.2      548.0      640.7
                                         --------    --------    --------    --------    --------     ------     ------
Operating Income.......................  $  220.2    $  244.3    $  253.7    $  350.2    $  380.4    $ 219.5     $197.6
Other Income (Expense), net(2).........      (7.6)     (173.2)      (84.7)      (26.1)      (10.3)     (10.4)      (2.4 )
                                         --------    --------    --------    --------    --------     ------     ------
Income Before Income Taxes.............  $  212.6    $   71.1    $  169.0    $  324.1    $  370.1    $ 209.1     $195.2
Income Taxes...........................      77.6        38.8        69.0       126.9       144.2       82.0       76.1
                                         --------    --------    --------    --------    --------     ------     ------
Income Before Cumulative Effect of
  Accounting Change....................  $  135.0    $   32.3    $  100.0    $  197.2    $  225.9    $ 127.1     $119.1
Cumulative Effect of Accounting
  Change(3)............................        --        19.0          --          --          --         --         --
                                         --------    --------    --------    --------    --------     ------     ------
Net Earnings...........................  $  135.0    $   13.3    $  100.0    $  197.2    $  225.9    $ 127.1     $119.1
                                         ========    ========    ========    ========    ========     ======     ======
BALANCE SHEET DATA
  (AT END OF PERIOD)(1):
Current Assets.........................  $   55.1    $   91.1    $  107.1    $  404.3    $  271.2    $ 259.2     $449.6
Total Assets...........................     558.8       550.1       584.3       873.5       729.4      737.8      855.8
Current Liabilities(2).................     108.5       154.2       346.4       503.2       218.6      176.5      225.8
Stockholder's Net Investment...........     411.0       244.7       158.0       289.5       432.1      477.8      551.2
OTHER DATA(1):
Operating Income as a Percentage of
  Revenue..............................      20.1%       20.8%       20.2%       24.9%       24.9%      28.6%      23.6%
Percentage of Revenue from
  Non-affiliated Customers.............      53.9%       55.0%       56.6%       58.1%       64.2%      64.4%      68.8%
Reservations Booked Using SABRE........     220.2       255.3       275.2       311.1       325.5      170.6      181.2
Net Cash Provided by Operating
  Activities...........................  $  315.3    $  328.1    $  332.4    $  224.9    $  391.8    $ 168.3     $143.2
Net Cash Used for Investing
  Activities...........................  $ (183.0)   $ (122.4)   $ (171.7)   $ (177.3)   $ (174.7)   $(105.4)    $(66.6 )
Net Cash Provided by (Used For)
  Financing Activities(5)..............  $ (130.9)   $ (204.7)   $ (160.7)   $  215.3    $ (385.2)   $(246.4)    $ 15.7
Capital Expenditures...................  $  171.0    $  128.8    $  176.6    $  168.9    $  164.6    $ 104.4     $ 82.0


- ---------------

(1) The Company has significant transactions with AMR and American. See Notes 3 and 11 to the Consolidated Financial Statements.

(2) The operating results for the years ended December 31, 1992 and 1993 include a provision for losses of $165 million and $71 million, respectively, associated with a reservation system project and resolution of related litigation. The balance sheets as of December 31, 1992 and 1993 include current liabilities for the losses of $28 million and $133 million, respectively. See Note 5 to the Consolidated Financial Statements.

(3) Effective January 1, 1992, the Company adopted FAS 106, "Accounting for Postretirement Benefits Other Than Pensions," changing the method of accounting for those benefits. The cumulative effect of adopting FAS 106 as of January 1, 1992 was a charge of $19 million, net of income taxes of $10 million.

(4) The operating results for the six months ended June 30, 1996 reflect the impact of the Affiliate Agreements, the financial terms of which the parties agreed to apply as of January 1, 1996. See Note 11 to the Consolidated Financial Statements.


(5) Consists of advances to or from affiliates and contributions from or distribution to affiliates.

              SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                  INFORMATION


     The pro forma financial information and other data below assume the Reorganization and Offerings were consummated, and the Affiliate Agreements were effective, on January 1, 1995. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the assumed dates, nor is it necessarily indicative of future results of operations. The unaudited interim and quarterly consolidated financial statements have been prepared on a basis consistent with the Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such data. The pro forma information should be read in conjunction with the Pro Forma Condensed Consolidated Financial Information, and the related notes thereto, and the Consolidated Financial Statements, and the related notes thereto.



                                                             YEAR ENDED DECEMBER 31, 1995
                                                ------------------------------------------------------
                                                                   ADJUSTMENTS           AS ADJUSTED
                                                                     FOR THE               FOR THE
                                                                 REORGANIZATION,       REORGANIZATION,
                                                                  THE AFFILIATE         THE AFFILIATE
                                                                   AGREEMENTS            AGREEMENTS
                                                                     AND THE               AND THE
                                                HISTORICAL          OFFERINGS             OFFERINGS
                                                ----------       ---------------       ---------------
                                                    (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)
INCOME STATEMENT DATA(1):
Revenues......................................   $ 1,529.6           $ (66.3)(3)          $ 1,463.3
Operating Expenses............................     1,149.2              29.5(4)             1,178.7
                                                  --------           -------               --------
Operating Income..............................   $   380.4           $ (95.8)             $   284.6
Other Income (Expense), net...................       (10.3)            (29.5)(5)              (39.8)
                                                  --------           -------               --------
Income Before Income Taxes....................   $   370.1           $(125.3)             $   244.8
Income Taxes..................................       144.2             (48.8)                  95.4
                                                  --------           -------               --------
Net Earnings..................................   $   225.9           $ (76.5)             $   149.4
                                                  ========           =======               ========
Pro Forma Earnings Per Share(2)...............                                            $    1.17
                                                                                           ========
OTHER DATA(1):
Operating Income as a Percentage of
  Revenue.....................................        24.9%                                    19.4%
Percentage of Revenue from Non-affiliated
  Customers...................................        64.2                                     67.1

              SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           INFORMATION -- (CONTINUED)


                                                              SIX MONTHS ENDED JUNE 30, 1995
                                                    ---------------------------------------------------
                                                                     ADJUSTMENTS          AS ADJUSTED
                                                                       FOR THE              FOR THE
                                                                   REORGANIZATION,      REORGANIZATION,
                                                                    THE AFFILIATE        THE AFFILIATE
                                                                     AGREEMENTS           AGREEMENTS
                                                                       AND THE              AND THE
                                                    HISTORICAL        OFFERINGS            OFFERINGS
                                                    ----------     ---------------      ---------------
                                                      (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)
INCOME STATEMENT DATA(1):
Revenues..........................................    $767.5           $ (30.8)(3)          $ 736.7
Operating Expenses................................     548.0              13.2(4)             561.2
                                                      ------            ------               ------
Operating Income..................................    $219.5           $ (44.0)             $ 175.5
Other Income (Expense), net.......................     (10.4)            (14.7)(5)            (25.1)
                                                      ------            ------               ------
Income Before Income Taxes........................    $209.1           $ (58.7)             $ 150.4
Income Taxes......................................      82.0             (22.9)                59.1
                                                      ------            ------               ------
Net Earnings......................................    $127.1           $ (35.8)             $  91.3
                                                      ======            ======               ======
Pro Forma Earnings Per Share(2)...................                                          $   .72
                                                                                             ======
OTHER DATA(1):
Operating Income as a Percentage of Revenue.......      28.6%                                  23.8%
Percentage of Revenue from Non-affiliated
  Customers.......................................      64.4                                   67.1



                                                              SIX MONTHS ENDED JUNE 30, 1996
                                                    ---------------------------------------------------
                                                                     ADJUSTMENTS          AS ADJUSTED
                                                                       FOR THE              FOR THE
                                                                   REORGANIZATION,      REORGANIZATION,
                                                                    THE AFFILIATE        THE AFFILIATE
                                                                     AGREEMENTS           AGREEMENTS
                                                                       AND THE              AND THE
                                                    HISTORICAL        OFFERINGS            OFFERINGS
                                                    ----------     ---------------      ---------------
                                                      (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)
INCOME STATEMENT DATA(1):
Revenues..........................................    $838.3           $  (6.1)             $ 832.2
Operating Expenses................................     640.7              (5.6)(4)            635.1
                                                      ------            ------               ------
Operating Income..................................    $197.6           $  (0.5)             $ 197.1
Other Income (Expense), net.......................      (2.4)            (14.9)(5)            (17.3)
                                                      ------            ------               ------
Income Before Income Taxes........................    $195.2           $ (15.4)             $ 179.8
Income Taxes......................................      76.1              (5.9)                70.2
                                                      ------            ------               ------
Net Earnings......................................    $119.1           $  (9.5)             $ 109.6
                                                      ======            ======               ======
Pro Forma Earnings Per Share(2)...................                                          $   .86
                                                                                             ======
OTHER DATA(1):
Operating Income as a Percentage of Revenue.......      23.6%                                  23.7%
Percentage of Revenue from Non-affiliated
  Customers.......................................      68.8                                   69.3

              SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                           INFORMATION -- (CONCLUDED)


                                                              QUARTER ENDED:
                                --------------------------------------------------------------------------
                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                  1995        1995         1995            1995         1996        1996
                                ---------   --------   -------------   ------------   ---------   --------
                                   (IN MILLIONS, EXCEPT PER SHARE DATA AND OTHER DATA WHERE INDICATED)
INCOME STATEMENT DATA(1):
Revenues......................   $ 368.6     $368.1       $ 375.8         $350.8       $ 420.8     $411.4
Operating Expenses............     272.4      288.8         292.8          324.7         311.2      323.9
                                  ------     ------        ------         ------        ------     ------
Operating Income..............   $  96.2     $ 79.3       $  83.0         $ 26.1       $ 109.6     $ 87.5
Other Income (Expense),
  net.........................      15.7        9.4           6.6            8.1           8.4        8.9
                                  ------     ------        ------         ------        ------     ------
Income Before Income Taxes....   $  80.5     $ 69.9       $  76.4         $ 18.0       $ 101.2     $ 78.6
Income Taxes..................      31.3       27.8          29.4            6.9          39.3       30.9
                                  ------     ------        ------         ------        ------     ------
Net Earnings..................   $  49.2     $ 42.1       $  47.0         $ 11.1       $  61.9     $ 47.7
                                  ======     ======        ======         ======        ======     ======
Pro Forma Earnings Per
  Share(2)....................   $   .39     $  .33       $   .37         $  .08       $   .48     $  .38
                                  ======     ======        ======         ======        ======     ======
OTHER DATA(1):
Operating Income as a
  Percentage of Revenue.......      26.1%      21.5%         22.1%           7.4%         26.0%      21.3%
Reservations Booked Using
  SABRE.......................      86.5       84.1          82.1           72.8          91.9       89.3


- ---------------

(1) The Company has significant transactions with AMR and American. See Notes 3 and 11 to the Consolidated Financial Statements.


(2) The Company was formed on June 25, 1996 and became a wholly owned subsidiary of AMR on July 2, 1996 in connection with the Reorganization. As part of the Reorganization, AMR caused to be transferred to the Company the subsidiaries and divisions through which AMR has historically conducted its electronic travel distribution and information technology solutions operations. The pro forma earnings per common share calculation is based upon weighted average common shares outstanding after the Reorganization and the Offerings, including equivalent shares related to options outstanding under the Company's Long-Term Incentive Plan. See Notes 10 and 11 to the Consolidated Financial Statements.



(3) Adjustments include a reduction in marketing support payments from American and the effect of the Technology Services Agreement with American. See the notes to the Pro Forma Condensed Consolidated Financial Information.



(4) Adjustments include the following items as applicable: employee travel costs, marketing support payments, additional general expenses and a reduction in rent expense. See the notes to the Pro Forma Condensed Consolidated Financial Information.


(5) Adjustment represents additional interest expense resulting from the issuance of the Debenture. See the notes to the Pro Forma Condensed Consolidated Financial Information.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company generated approximately 65.8% of its revenues in 1995 from providing electronic travel distribution services using SABRE. As compensation for services provided, fees are collected from associates for reservations booked through SABRE. The booking fee per transaction that an associate pays to the Company depends upon several factors, including the associate's level of participation in SABRE and the types of products or services provided by the associate. Booking fees in 1995 represented approximately 89.7% of revenues from electronic travel distribution services. See "Business -- Electronic Travel Distribution -- Associate Participation." The Company also derives revenues from service contracts with subscribers, principally travel agencies, pursuant to which the Company provides access to SABRE, hardware, software, hardware maintenance and other support services.


     Approximately 34.2% of the Company's revenues in 1995 was generated from information technology solutions. Although solutions services have been provided to more than 120 airlines or airline associations, approximately 79.5% of the Company's revenues in 1995 from information technology solutions was from American, other AMR affiliates and Canadian.


     The following table sets forth revenues by affiliation and geographic location as a percent of total revenues:

                                                                           SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,          JUNE 30,
                                             -------------------------     -----------------
                                             1993      1994      1995      1995      1996(1)
                                             -----     -----     -----     -----     -------
    Affiliation:
      Non-affiliated Customers.............   56.6%     58.1%     64.2%     64.4%      68.8%
      Affiliated Customers.................   43.4      41.9      35.8      35.6       31.2
                                             -----     -----     -----     -----      -----
              Total........................  100.0%    100.0%    100.0%    100.0%     100.0%
                                             =====     =====     =====     =====      =====
    Geographical:
      United States........................   85.9%     85.0%     83.6%     83.9%      82.8%
      International........................   14.1      15.0      16.4      16.1       17.2
                                             -----     -----     -----     -----      -----
              Total........................  100.0%    100.0%    100.0%    100.0%     100.0%
                                             =====     =====     =====     =====      =====

- ---------------

(1) Revenues for the six months ended June 30, 1996 reflect the financial impact of the Affiliate Agreements entered into in connection with the Reorganization, the financial terms of which were effective as of January 1, 1996.


     Total revenues have grown at a compound annual growth rate of 10.3% for 1993 through 1995. Revenues from affiliated customers as a percent of total revenues have declined as the Company's external business has grown. Revenues from non-affiliated customers have grown at a compound annual growth rate of 17.4% for the three years ended December 31, 1995, to $982 million in 1995. Revenues from affiliated customers remained relatively unchanged for the same time period. The Company expects that the proportion of its revenues represented by non-affiliated customer revenues will continue to increase. International revenues have increased as a percent of total revenues. International revenues have grown at a compound annual growth rate of 18.6% for the three-year period ended December 31, 1995, to $250 million in 1995, while revenues from the United States have grown at a compound annual growth rate of 8.8% over the same period, to $1,279 million in 1995.


     The Company's primary expenses from providing electronic travel distribution services and information technology solutions consist of salaries, benefits and other employee related costs, depreciation and amortization, communication costs, equipment maintenance costs and subscriber incentives. Salaries, benefits and other employee related costs, depreciation and amortization and communication costs represented over 70% of 1995 total operating expenses. While salaries and benefits have grown at a rate similar to that for revenues in order to support the Company's growth, depreciation and amortization costs have grown at a rate slower than that for revenues primarily due to the benefits of price and performance improvements for Data Center equipment and subscriber equipment. In addition, communication expense decreased due to rate reductions.

AFFILIATE AGREEMENTS WITH AMR AND AMERICAN

     The Company and AMR and American have entered into the Affiliate Agreements, which include the Technology Services Agreement for the provision of information technology services to American by the Company, the Marketing Cooperation Agreement for the provision by American of marketing support for the Company's products targeted toward travel agencies and American's support of the Company's promotion of BTS, Travelocity and easySABRE, an agreement for the provision of management services by American to the Company (the "Management Services Agreement") and agreements for the provision of travel services by American to the Company and its employees (the "Travel Privileges Agreement" and "Corporate Travel Agreement"). See "Relationship With AMR and Certain Transactions -- Contractual Arrangements" and Note 11 to the Consolidated Financial Statements for a description of each agreement.

     On a pro forma basis giving effect to the financial impact of the Technology Services Agreement as of January 1, 1995, information technology solutions represented approximately 32.6% of the Company's revenues in 1995, of which approximately 77.5% was from American, other AMR affiliates and Canadian.

     The base term of the Technology Services Agreement expires June 30, 2006. The terms of the services to be provided by the Company to American, however, vary. For the six months ended June 30, 1996, revenues from services provided under the Technology Services Agreement with a service term of (i) three years represented approximately 5.7% of total revenues, (ii) five years represented approximately 0.5% of total revenues and (iii) 10 years represented approximately 16.8% of total revenues.


     The Affiliate Agreements generally establish pricing and service terms and certain agreements, including the Technology Services Agreement, provide for periodic price adjustments that may take into account the market for similar services. Commencing in 1998, the formulas for annually adjusting certain rates under the Technology Services Agreement will be adjusted every two years through negotiations of the parties which are to be guided by benchmarking procedures set forth in the Technology Services Agreements. The resulting rates may represent an increase or decrease over the previous rates. The financial terms of the Affiliate Agreements were applied to the Company's operations commencing January 1, 1996, and the application thereof resulted in a reduction in revenues and an increase in expenses for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995.


     The Company has also entered into a Tax-Sharing Agreement with AMR, dated as of July 1, 1996 (the "Tax-Sharing Agreement"), which in most respects formalizes the Company's previous arrangements with AMR and which the Company does not expect to have a material impact on future operating results.

     The impacts of the Affiliate Agreements, as well as other impacts resulting from the Reorganization and Offerings, are presented in the Pro Forma Condensed Consolidated Balance Sheet for June 30, 1996 and the Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 1995 and 1996 and the year ended December 31, 1995. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated as presented in the Pro Forma Condensed Consolidated Financial Information, nor is it necessarily indicative of future results of operations.

SEASONALITY

     The following table sets forth quarterly financial and other data for the
Company:


                                                   FIRST       SECOND        THIRD       FOURTH
                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                  -------      -------      -------      -------
                                                      (IN MILLIONS, EXCEPT WHERE INDICATED)
    1994
      Reservations Booked Using SABRE...........     80.3         80.7         80.4         70.1
      Revenues..................................  $ 353.6      $ 349.9      $ 361.4      $ 341.8
      Operating Income..........................     97.9         93.3        108.0         50.9
      Net Earnings..............................     58.4         54.0         59.2         25.5
      Operating Income as a Percent of Revenue..     27.7%        26.7%        29.9%        14.9%
    1995
      Reservations Booked Using SABRE...........     86.5         84.1         82.1         72.8
      Revenues..................................  $ 384.6      $ 383.1      $ 393.3      $ 368.6
      Operating Income..........................    118.1        101.4        108.2         52.8
      Net Earnings..............................     66.9         60.1         66.9         31.9
      Operating Income as a Percent of Revenue..     30.7%        26.5%        27.5%        14.3%


     The travel industry is seasonal in nature. Bookings, and thus fees charged for bookings through SABRE, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and a decline in business travel during the holiday season. Operating margins also decrease in the fourth quarter as revenues decrease and expenses remain constant.

RESULTS OF OPERATIONS

    PRO FORMA SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO PRO FORMA SIX MONTHS ENDED JUNE 30, 1995

     REVENUES. Pro forma revenues for the six months ended June 30, 1996 compared to the six months ended June 30, 1995 increased approximately $95 million, 13.0%, from $737 million to $832 million.


     Pro forma electronic travel distribution revenues increased approximately $74 million, 14.7%, from $501 million to $575 million. The increase was primarily attributable to growth in booking fees from associates from $460 million to $536 million. This growth was driven by an overall increase in the price per booking charged to associates and an increase in booking volumes worldwide.



     Pro forma revenues from information technology solutions increased approximately $22 million, 9.3%, from $235 million to $257 million, primarily due to growth in solutions services provided to AMR and non-affiliated customers.



     OPERATING EXPENSES. Pro forma operating expenses increased $74 million, 13.2%, from $561 million to $635 million during the six months ended June 30, 1996 as compared to the six months ended June 30, 1995. This increase was primarily attributable to an increase in salaries and benefits and subscriber incentive expenses. Salaries and benefits increased primarily due to an overall increase of 8% in the average number of employees necessary to support the Company's revenue growth and new product development. Subscriber incentive expenses increased in order to maintain and expand the Company's travel agency subscriber base.



     OPERATING INCOME. Pro forma operating income from operations increased $22 million, 12.3%, from $175 million to $197 million. Operating margins remained stable due to the increase in revenues of 13.0%, while expenses increased 13.2%.


     OTHER EXPENSES. Pro forma other expenses decreased $8 million primarily due to a reduction in the losses from joint ventures in which the Company owns an interest accounted for under the equity method.

     INCOME TAXES. The pro forma provision for income taxes was $70 million and $59 million for the six months ended June 30, 1996 and 1995, respectively. The increase in the provision for income taxes corresponds with the increase in net income before the provision for income taxes.



     NET EARNINGS. Pro forma net earnings increased $18 million, 20.2%, from $91 million to $109 million, primarily due to the increase in operating income.


     SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     REVENUES. Revenues for the six months ended June 30, 1996 compared to the six months ended June 30, 1995 increased approximately $71 million, 9.2%, from $767 million to $838 million.


     Electronic travel distribution revenues increased approximately $63 million, 12.4%, from $512 million to $575 million primarily due to growth in booking fees from associates from $460 million to $536 million. This growth was driven by an overall increase in the price per booking charged to associates and an increase in booking volumes worldwide.



     Revenue from information technology solutions increased approximately $7 million, 2.9%, from $256 million to $263 million. Revenues from non-affiliated customers increased approximately $11 million, offset by a decrease in revenues from AMR of approximately $7 million for these services primarily due to application of the financial terms of the Technology Services Agreement.


     OPERATING EXPENSES. Operating expenses increased $93 million, 16.9%, from $548 million to $641 million during the six months ended June 30, 1996 as compared to the six months ended June 30, 1995. This increase was primarily attributable to an increase in salaries and benefits, the Affiliate Agreements as discussed above and subscriber incentive expenses. Salaries and benefits increased primarily due to an overall increase of 8% in the average number of employees necessary to support the Company's revenue growth and new product development.

     The Company and AMR and American agreed to apply the financial terms of the Marketing Cooperation Agreement, Travel Privileges Agreement and Corporate Travel Agreement as of January 1, 1996, which resulted in an increase in operating expenses of approximately $19 million for the six months ended June 30, 1996. Subscriber incentive expenses increased in order to maintain and expand the Company's travel agency subscriber base.

     OPERATING INCOME. Operating income decreased $22 million, 10.0%, from $219 million to $197 million. Operating margins decreased from 28.6% to 23.6% primarily due to the impact of the Affiliate Agreements.

     OTHER EXPENSES. Other expenses decreased $8 million due to a reduction in the losses from joint ventures in which the Company owns an interest accounted for under the equity method.

     INCOME TAXES. The provision for income taxes was $76 million and $82 million for the six months ended June 30, 1996 and 1995, respectively. The decrease in the provision for income taxes corresponds with the decrease in net income before the provision for income taxes.

     NET EARNINGS. Net earnings decreased $8 million, 6.3%, from $127 million to $119 million, primarily due to the decrease in operating income.

     1995 COMPARED TO 1994

     REVENUES. Revenues for 1995 as compared to 1994 increased approximately $123 million, 8.7%, from $1,407 million to $1,530 million.


     Electronic travel distribution revenues increased approximately $101 million, 11.1%, from $906 million to $1,007 million. The increase was primarily attributable to growth in booking fees from associates from $810 million to $904 million. This growth was driven by an overall increase in the price per booking charged to associates, a migration of associates to higher participation levels within SABRE and an increase in booking volumes primarily attributable to international expansion in Europe and Latin America.


     Revenues from information technology solutions increased approximately $22 million, 4.4%, from $501 million to $523 million. Revenues from information technology solutions provided to Canadian under the agreement between AMS Holdings, Inc., an AMR subsidiary, and Canadian, which began generating revenues in November 1994, increased $36 million due to the impact of a full year of services provided under the agreement. These increases were offset by a decrease in revenues from such services provided to AMR primarily due to a change in the pricing structure implemented in 1995.


     OPERATING EXPENSES. Operating expenses increased $93 million, 8.8%, from $1,056 million to $1,149 million. The increase was primarily attributable to an increase in salaries and benefits, travel service costs from American and subscriber incentive expenses. Salaries and benefits increased due to an overall increase of 4% in the average number of employees necessary to support the Company's revenue growth, annual salary increases and an increase in the provision for incentive compensation. Travel service costs from American increased due to the increase in the number of employees and an increase in the negotiated rates with American. See Note 3 to the Consolidated Financial Statements. Subscriber incentive expenses increased in order to maintain and expand the Company's travel agency subscriber base.

     INTEREST EXPENSE. Interest income or expense was credited or charged to the Company by AMR based on the balance at the end of each month in cash equivalents and note payable to AMR. Cash equivalents represented cash held by American for the Company or advanced from American to the Company. Interest expense decreased $10 million primarily due to a capital infusion from AMR during 1995. See Note 3 to the Consolidated Financial Statements.

     OPERATING INCOME. Operating income increased $30 million, 8.6%, from $350 million to $380 million. Operating margins were at 24.9% for both 1995 and 1994 due to revenues and expenses increasing at substantially the same rate.

     OTHER EXPENSES. Other expenses decreased $6 million due to a reduction in the losses from joint ventures in which the Company owns an interest accounted for under the equity method.

     INCOME TAXES. The provision for income taxes was $144 million and $127 million in 1995 and 1994, respectively. See Note 4 to the Consolidated Financial Statements for additional information regarding taxes.

     NET EARNINGS. Net earnings increased $29 million, 14.6%, from $197 million to $226 million, primarily due to the increase in operating income.

     1994 COMPARED TO 1993

     REVENUES. Revenues for 1994 as compared to 1993 increased approximately $149 million, 11.8%, from $1,258 million to $1,407 million.


     Electronic travel distribution revenues increased approximately $121 million, 15.4%, from $785 million to $906 million. The increase was primarily attributable to growth in booking fees from associates from $676 million to $810 million. This growth was driven by increases in booking volumes and increases in the price per booking charged to associates. The increase in booking volumes was related to fare initiatives by domestic air carriers which increased travel and, thus, reservations made through SABRE.



     Revenues from information technology solutions increased $28 million, 5.9%, from $473 million to $501 million. Revenues from information technology solutions provided to AMR increased due to a change in the pricing structure implemented in 1994. Revenues for information technology solutions provided to Canadian under the agreement between AMS Holdings, Inc., a subsidiary of AMR, and Canadian, which began producing revenues in November 1994, were $8 million in 1994.

     OPERATING EXPENSES. Operating expenses increased $52 million, 5.2%, from $1,004 million to $1,056 million, due to an increase in salaries and benefits, travel service costs from American, subscriber incentive expenses, legal and professional fees and management service fees charged to the Company by AMR. Salaries and benefits increased due to an increase of 6% in the average number of employees necessary to support the Company's revenue growth, annual salary increases and an increase in the provision for incentive compensation. Travel service costs increased due to the increase in the number of employees and an increase in the negotiated rates with American. See Note 3 to the Consolidated Financial Statements. Subscriber incentive expenses increased in order to maintain and expand the Company's travel agency subscriber base. Legal and professional fees increased due to a nonrecurring restructuring charge recorded in 1994. Management service fees charged to the Company by AMR increased primarily due to the increase in the number of employees and growth in legal services provided to the Company by AMR.

     OPERATING INCOME. Operating income increased $96 million, 38.0%, from $254 million to $350 million. Operating margins increased from 20.2% to 24.9% due to the increase in revenues of 11.8%, while expenses increased only 5.2%.

     LOSS ON PARTNERSHIP SETTLEMENT. Loss on the partnership settlement of $71 million in 1993 represented a nonrecurring cost related to the settlement of litigation regarding a partnership formed to design and develop a computer reservation system for the auto rental and hotel industries. See Note 5 to the Consolidated Financial Statements.

     INTEREST EXPENSE. Interest expense increased $8 million primarily due to cash advances from American for the loss on the partnership settlement mentioned above.

     OTHER EXPENSES. Other expenses increased $5 million due to additional losses incurred by joint ventures in which the Company owns an interest accounted for under the equity method.

     INCOME TAXES. The provision for income taxes was $127 million and $69 million in 1994 and 1993, respectively. See Note 5 to the Consolidated Financial Statements for additional information regarding taxes.

     NET EARNINGS. Net earnings increased $97 million, 97.2%, from $100 million to $197 million, primarily due to the increase in operating income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had substantial liquidity at June 30, 1996, with $187 million and $224 million in cash and cash equivalents and working capital, respectively. At December 31, 1995, cash and cash equivalents and working capital were $95 million and $53 million, respectively. Prior to July 2, 1996, the Company's cash and cash equivalents were held for the Company by American. Cash equivalents were immediately charged or credited to the Company upon recording certain transactions, including transactions with American for airline booking fees and purchases of goods and services.


     Effective with the Reorganization on July 2, 1996, the Company began maintaining a cash management system and cash and investment accounts separate from American. Transactions with American no longer result in the recording of cash equivalents, but are settled through intercompany billings, with payment due in 30 days. American performs cash management services for the Company under the Management Services Agreement. The Company invests the cash in short-term marketable securities, consisting primarily of certificates of deposit, bankers' acceptances, commercial paper, corporate notes and government notes. For cash management purposes, the Company and American have entered into the Credit Agreement.


     The Company has financed its operations through cash generated from operations. The Company's net cash provided by operating activities of $143 million for the six months ended June 30, 1996 was primarily attributable to net income partially offset by an increase in accounts receivable partially due to the seasonality of bookings in the fourth quarter. The Company's net cash provided by operating activities of $392 million in 1995 was primarily attributable to net income. Net cash provided by operating activities in 1994 was $225 million, which included expenditures of $158 million relating to the partnership settlement discussed in "-- Results of Operations -- 1994 Compared to 1993 -- Loss on Partnership Settlement" and Note 5 to the Consolidated Financial Statements.

     Investing activities have primarily been related to purchases of computer equipment to be provided to subscribers of SABRE and for use in data processing services, and investments in joint ventures primarily associated with international expansion in Mexico and Japan. Capital expenditures for the six months ended June 30, 1996 were $82 million and for the year ended December 31, 1995 were $165 million.


     Net property and equipment as shown on the balance sheet as of June 30, 1996 decreased approximately $34 million from December 31, 1995. This decrease was due to the sale of certain computer network equipment to a third party at a price of $25 million, which approximates the net book value of the assets.


     In 1995, certain of The SABRE Group entities, from which the Company was formed, distributed $394 million to American, in their capacity as divisions or subsidiaries of American or AMR. Also during 1995, AMR contributed $245 million to the Company in order to adequately capitalize certain of The SABRE Group entities. In addition, a note payable to AMR of $54 million was established during 1995, which was capitalized in 1996 in connection with the Reorganization. Proceeds from the contribution and note payable were used to reduce cash advances from AMR.

     The Company expects that the principal use of funds in the foreseeable future will be for capital expenditures, software product development, acquisitions and working capital. Capital expenditures will consist of purchases of equipment for the Data Center, as well as computer equipment, printers, fileservers and workstations to support (i) updating subscriber equipment primarily for travel agencies, (ii) expansion of the subscriber base and (iii) new product capital requirements. The Company has budgeted capital expenditures of approximately $210 million for 1996. Beyond 1996, the Company expects that capital expenditures will range from $210 million to $240 million annually. The Company expects to incur approximately $40 million of nonrecurring capital expenditures in 1997 for the refurbishment of its facilities and the scheduled replacement of a major computer processor at the Data Center. The Company believes available balances of cash and cash equivalents combined with cash flows from operations are sufficient to meet the Company's capital requirements.

     The Company currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any determination as to the payment of dividends will depend upon the future results of operations, capital requirements and financial condition of the Company and its subsidiaries and such other factors as the Board of Directors of the Company may consider, including any contractual or statutory restrictions on the Company's ability to pay dividends.

EFFECTS OF THE REORGANIZATION, AFFILIATE AGREEMENTS WITH AMR AND AMERICAN AND THE OFFERINGS ON LIQUIDITY AND CAPITAL RESOURCES

     In connection with the Reorganization, the Company issued the Debenture to American. The Debenture is a floating rate subordinated debenture due September 30, 2004, with a principal amount of $850 million. American subsequently transferred the Debenture to AMR. Because the assets and liabilities of the divisions and subsidiaries of American transferred to the Company are included in the historical financial statements of the Company, this transaction resulted in the Company recognizing a deficit in stockholder's equity subsequent to the Reorganization. See Note 1 and Note 11 to the Consolidated Financial Statements. A portion of the net proceeds from the Offerings will be used to repay a portion of the Debenture. See "Use of Proceeds."

     The interest rate on the Debenture will be 7.2% through September 30, 1996, and thereafter will be based on the sum of the six-month London Interbank Offered Rate plus a margin determined by the Company's senior unsecured long-term debt rating or, if such debt rating is not available, upon the Company's ratio of net debt to total capital. The interest rate will be determined at the beginning of each six-month period beginning October 1 and April 1 and accrued interest will be payable each September 30 and March 31. The Company may prepay the principal balance in whole or in part at any time prior to December 31, 1996 and thereafter on any interest payment date.

     For cash management purposes, the Company, American and AMR entered into the Credit Agreement which established a line of credit whereby the Company is required to borrow from American, and American is required to lend to the Company, any amounts required by the Company to fund its daily cash requirements. In addition, American may, but is not required to, borrow from the Company to fund its daily cash requirements and the Company is required to lend to American if the Company has excess cash available. The maximum available amount that the Company may borrow under the Credit Agreement at any time is $300 million and, for American, $100 million, and, in the case of the Company as lender, is limited to the lender's excess cash available. If the Company's credit rating is better than "B" on the Standard & Poor's Ratings Service Scale (or an equivalent thereof) or American has excess cash to lend to the Company, the interest rate to be charged to the Company will be the sum of (a) the higher of (i) American's average rate of return on short-term investments for the month in which borrowings occurred or (ii) the actual rate of interest paid by American to borrow funds to make the loan to the Company under the Credit Agreement, plus (b) an additional spread based upon the Company's credit risk. If the Company's credit rating is "B" or below on the Standard & Poor's Ratings Service Scale (or an equivalent thereof) and American does not have excess cash to lend to the Company, the interest rate to be charged to the Company will be the lower of (a) the sum of (i) the borrowing cost incurred by American to draw on its revolving credit facility to make the advance plus (ii) an additional spread based on the Company's credit risk or (b) the sum of(i) the cost at which the Company could borrow funds from an independent party plus (ii) one half of the margin American pays to borrow under its revolving credit facility. The Company believes the interest rate charged under this agreement by American may, from time to time, be slightly above the rate at which the Company could borrow externally; however, no standby fees for the line of credit will be required to be paid by either party.

     The net proceeds to the Company from its sale of shares of Class A Common
Stock pursuant to the Offerings will be approximately $     million after
deducting underwriting commissions and estimated expenses payable by the Company. The net proceeds will be used to repay a portion of the Debenture discussed above and for general corporate purposes. See "Use Of Proceeds."

INFLATION

     The Company believes that inflation has not had a material effect on its results of operations.

                                    BUSINESS

     The Company is a world leader in the electronic distribution of travel through its proprietary travel reservation and information system, SABRE, and is the largest electronic distributor of travel in the United States. In addition, the Company is a leading provider of solutions to the airline industry and fulfills substantially all of the data processing, network and distributed systems needs of American, AMR's other subsidiaries and Canadian.


     The Company believes that its competitive strengths give it a leadership position in its markets and a foundation from which to pursue further growth. During the last 20 years, the Company has developed core competencies that include a comprehensive knowledge of the travel industry, the capability to perform high-volume, high-reliability, real-time transactions processing and expertise in the application of operations research, information technology and industrial engineering skills to solve complex operations problems. These core competencies enable the Company to create an efficient electronic marketplace for the sale and purchase of travel and to offer a broad and deep array of technological solutions to the airline industry. In providing its products and services, the Company operates one of the largest, privately-owned, real-time transactions processing systems in the world in its underground central computer facility, which is connected to over 120,000 computer access terminals and operates 24 hours a day, seven days a week. The SABRE system maintains over 52 million air fares (updated five times per business day), processes an average of 93 million requests for information per day and has processed up to 4,969 requests for information per second (in July 1996).


ELECTRONIC TRAVEL DISTRIBUTION

     OVERVIEW

     SABRE and other global distribution systems are the principal means of air travel distribution in the United States and a growing means of air travel distribution internationally. Through SABRE, travel agencies, corporate travel departments and individual consumers can access information on and book reservations with airlines and other providers of travel and travel-related products and services. As of June 30, 1996, travel agencies with more than 29,000 locations in over 70 countries on six continents subscribed to SABRE, and more than 2.5 million individuals subscribed to Travelocity and easySABRE, the Company's consumer-direct products. SABRE subscribers are able to book reservations with more than 350 airlines and, other than through Travelocity, to make reservations with more than 55 car rental companies and more than 190 hotel companies covering approximately 30,000 hotel properties worldwide.

     During 1995, more airline bookings in the United States were made through SABRE than through any other global distribution system. The Company estimates that in 1995 over 40% of all airline bookings made through travel agencies in the United States were made through SABRE. In 1995, 65.8% of the Company's revenues was generated by the electronic distribution of travel, primarily through booking fees paid by associates.

     SABRE

     SABRE, like other global distribution systems, creates an electronic market place where travel providers display information about their products and warehouse and manage inventory. Subscribers -- principally travel agencies but also business travel departments and individual consumers -- access information and purchase travel products and services. In 1995, more than 600 travel providers displayed information about their products and services through SABRE, and the Company estimates that $40 billion in travel products and services were reserved through SABRE.

The following diagram depicts the purchase and sale of travel products and services through SABRE:

                                  [CHART]

     SABRE, first developed in the 1960's, was one of the world's first electronic airline reservation systems. SABRE evolved from American's internal reservation system into a global distribution system when SABRE's content was expanded to include additional airlines and other travel providers. Computer reservation terminals were placed in travel agencies beginning in 1976, and consumer direct access to SABRE became available through computer on-line services in 1985 and on the Internet in 1996.

     In addition to providing information to subscribers about airlines and other travel providers and their products and services, SABRE reports transaction information from subscriber-generated sales back to the provider from which such products and services were purchased. This allows travel providers to manage inventory and yields. SABRE also allows travel agency subscribers to print airline tickets, boarding passes and itineraries. Additionally, SABRE provides subscribers with travel information on matters such as currency, health and visa requirements, weather and sightseeing.

     By accessing the SABRE system, a subscriber can, from a single source, obtain schedule, availability and pricing information from multiple travel providers for complex travel itineraries. A typical SABRE transaction -- consisting of an information request by a subscriber, a search in SABRE and a response to the subscriber -- averages less than two seconds in elapsed time. SABRE's "one-stop shopping" capabilities permit a consumer to locate, price, compare and purchase the travel products and services that best satisfy the traveler's requirements.

     ASSOCIATE PARTICIPATION

     The Company derives its electronic travel distribution revenues primarily from booking fees paid by associates for reservations for their products and services made through SABRE (unless the reservations are later cancelled). In addition to airlines, associates include car rental companies, hotel companies, railroads, tour operators, ferry companies and cruise lines, which participate in SABRE through products designed for such associates, such as CARS Plus(sm), SHAARP Plus(sm), SABRErail(sm), SABRE TourGuide(R), SABRE Navigator(sm) and SABRE CruiseDirector(R), respectively. SABRE subscribers can also purchase travel insurance or book theater tickets or limousines through SABRE. In 1995, 59.1% of the Company's revenues was generated through booking fees.

     Depending upon the level of participation or "functionality" at which they participate in SABRE, airlines and other associates display, warehouse, manage and sell their inventory in SABRE. The booking fee per transaction paid by an associate to the Company depends upon several factors, including the associate's level of participation in SABRE and the type of products or services provided by the associate. Airlines are provided with a wide range of participation levels from which to choose. The lowest level of functionality for airlines -- Basic Booking Request(SM) -- is aimed at the low-cost "no-frills" carriers and provides schedules and electronic booking only. Higher levels of functionality for airlines, such as Direct Connect Availability(SM), provide greater levels of communication between SABRE and associates, thus enabling SABRE to provide subscribers with more detailed information and to provide associates with improved inventory management. For an associate selecting one of the higher levels of participation, SABRE provides subscribers with a direct connection to the associate's internal reservation system, allowing SABRE to provide real-time information and allowing the associate to optimize revenue for each flight.

     Car rental companies and hotel operators are provided with similar levels of participation from which to select. From 1991 to 1995, the number of bookings for car rental companies and hotels grew at a compound annual rate of 16.9%. The Company intends to pursue continued growth in such bookings by, among other things, emphasizing in its marketing the various levels of functionality that the Company can provide to car rental companies and hotel companies.

     The Company also provides associates, upon request, marketing data derived from SABRE bookings for fees that vary depending on the amount and type of information provided.

     Although most of the world's airlines are SABRE associates, the Company believes that the market for associate participation in SABRE has room for growth, both through the addition of non-airline associates and through upgrading by associates to higher levels of functionality in SABRE. In marketing to associates, the Company emphasizes SABRE's global distribution capabilities, the ability of associates to display information at no charge until a booking is made and SABRE's extensive subscriber network.

     SUBSCRIBER ACCESS


     The Company provides subscribers with access to SABRE which enables them to electronically locate, price, compare and purchase travel products and services provided by associates. The Company tailors the interface and functionality of SABRE to the needs of its different types of subscribers. Marketing is targeted to travel agencies, corporations and individual consumers.


     TRAVEL AGENTS. The Company provides travel agents with the hardware, software, technical support and other services that travel agents need to access SABRE in return for fees that vary based on the number of bookings generated by the travel agency. Such fees are payable over the term of the travel agent's agreement with the Company, which term is generally five years in the United States and Latin America, three years in Canada and one year in Europe. In 1995, approximately 4.3% of the Company's revenues was generated by fees from travel agent subscribers.

     Because travel agencies have differing needs, based on, among other things, volume and location, the Company has modified the SABRE interface to meet the specific needs of different categories of travel agents. Travel agents can choose SABRE interfaces that range from simple, text-based systems to feature-laden graphical interfaces. For instance, using its expertise in its solutions services business, the Company developed Turbo SABRE, an advanced point-of-sale interface that allows for screen customization and reservations sales process structuring and eliminates SABRE-specific commands, thereby reducing keystrokes and training requirements for high-volume travel agencies who may need high levels of functionality. Turbo SABRE also provides data sources other than SABRE, such as back office hosts or LAN databases.

     Planet SABRE, which the Company intends to introduce in the fourth quarter of 1996, is a graphical interface consisting of a suite of Windows* applications comprised of a graphical launch pad, which allows the user to move to any function with one or two clicks of a mouse, a customizer feature, which allows travel agencies to tailor Planet SABRE to meet their own specific needs, a tutorial, online help, a place to store notes about clients, destinations or procedures and a suggestion system. Planet SABRE transforms SABRE from a complex command-oriented system to an all-graphic interface with continued access to the SABRE host system and its capabilities.

     SABRE interfaces are available in English, Spanish, Portuguese, French, German, Italian and Japanese, with a Chinese version currently in development. In addition, the Company offers travel agencies back-office accounting systems and further supports travel agencies by offering a simplified method to develop and place their own marketing presence on the World Wide Web.

     The Company markets SABRE to travel agencies domestically and internationally principally using a sales force of approximately 480 employees. Presently, more than 14,500 travel agency locations in the United States use SABRE and, in 1995, more airline bookings in North America were made using SABRE than through any other global distribution system. Based upon internal estimates, the Company believes that, in 1995, more than 40% of all airline bookings made through travel agencies in the United States were made using SABRE. The 10 largest travel agencies in the United States subscribe to SABRE, although they also subscribe to another global distribution system as well. The Company estimates that, in 1995, of all bookings made by these 10 travel agencies, more than 55% were made using SABRE. The Company has had long-standing relationships with most of its travel agency subscribers. For example, approximately 97% of the travel agency locations that were SABRE subscribers at the beginning of 1995 were SABRE subscribers at the end of 1995.

     CORPORATIONS. The Company provides Commercial SABRE to travel agencies to supply to corporations with which they work closely. Using Commercial SABRE, a traveler inputs booking details on a personal computer, which are then transmitted to the SABRE travel agent who reviews the travel plans, makes the reservations and issues the travel documents.

     The Company also will provide SABRE to corporations through Business Travel Solutions. BTS, designed for corporate travel managers, is a fully-integrated suite of personal computer-based planning modules for travel planning, pre-travel decision-making and back-end travel expense reporting. BTS's various modules will provide corporations with tools to manage travel costs, to ensure compliance with corporate travel policies and to provide expense reporting, information regarding vendor relationships, ease of access for booking and quick and flexible distribution of tickets.


     BTS is presently being tested by Cap Gemini, Digital Equipment Corp., First Data Corp. and Cisco Systems, Inc. BTS is scheduled for release in the fourth quarter of 1996. The Company intends to market BTS initially to Fortune 1,000 companies through a distribution network and its direct sales force and currently expects to be able to install the full product suite of BTS by the end of 1996. The Company believes that substantial opportunities exist for the marketing and implementation of BTS because it provides efficiencies over other products available today and because only a small percentage of corporations currently have direct access to a global distribution system.


- ---------------

* Windows is a registered trademark of Microsoft Corp.

     INDIVIDUAL CONSUMERS. In order to enhance its array of electronic travel distribution products and services, the Company formed its SABRE Interactive division to develop opportunities for consumer-direct travel distribution via personal computer, cable television and other media. The Company believes that, because presently only a small percentage of individual consumers in the United States and worldwide directly purchase travel and travel-related services electronically, substantial growth opportunities exist in the individual consumer market.


     For over 10 years, the Company has been a leader in providing consumers the ability to directly purchase travel electronically. Through the Company's Travelocity and easySABRE products, individual consumers can, for no fee (other than any normal on-line fees that may be charged by a computer on-line service), obtain access to destination information, compare prices and select travel products from their personal computers at their own pace.

     Travelocity was developed and is being marketed jointly by the Company and Worldview Systems Corporation ("Worldview"). The Company has agreed in principle to acquire Worldview from its owners. See "-- Proposed Acquisition of Worldview." Travelocity, which is accessible through computer on-line services and the Internet, provides information on the availability of requested products and services and booking capabilities through SABRE, as well as destination information compiled by Worldview. Travelocity presently offers flight schedules, reservations and purchase capabilities for all airlines available in SABRE. Hotel and car rental reservation and purchase capabilities are expected to be available in the fourth quarter of 1996. Over 200,000 Travelocity web pages provide destination information, including details on thousands of restaurants, museums, hotels, bed & breakfasts, condominiums, golf courses and business services. Travelocity users may share their travel experiences and gain information about travelers' experiences through chat groups, conferences and postings managed by noted travel writers and correspondents. Travelocity users may also purchase merchandise such as luggage, travel guides and travel accessories. The Internet address for Travelocity is http://www.travelocity.com.


     From its launch on March 12, 1996 at the Cyber Cafe in New York City until August 24, 1996, Travelocity had logged more than 2.4 million visits to its web site, and its users had viewed more than 29 million pages in the site. Currently, more than 248,000 members subscribe to Travelocity.



     The Company introduced easySABRE in 1985 as one of the world's first home booking systems for travel. easySABRE is available through a number of computer on-line information systems such as Prodigy, CompuServe and AT&T Easy Link Services.* With easySABRE, consumers can, for no fee (other than any normal on-line fees that may be charged by the computer on-line service), view travel reservation information and make bookings directly in SABRE. easySABRE has a membership of more than 2.5 million, of which more than 120,000 members are active users each month.


     After reservations are made through either Travelocity or easySABRE, if a ticket is needed, the consumer may have a travel agent issue the ticket, have the Company's customer service center issue the ticket and deliver it to the consumer or call the travel provider directly. The Company receives booking fees from travel providers for purchases of their travel products and services pursuant to reservations made through Travelocity and easySABRE.

     INTERNATIONAL MARKETING. The Company believes that, because almost all United States travel agencies currently subscribe to one or more global distribution systems, the primary areas of growth for SABRE among travel agencies are outside the United States. As a result, the Company is actively involved in marketing SABRE internationally either directly or through joint venture or distributorship arrangements, depending upon the dynamics of the particular international market targeted. The Company is presently focusing its marketing efforts in Europe and Latin America and anticipates increasing its marketing efforts in Asia.

- ---------------

* Prodigy, CompuServe and AT&T Easy Link Services are the trademarks of their respective owners and are not trademarks of the Company.

     The Company has entered into various distribution agreements and joint venture arrangements with businesses resident in foreign countries to increase its international presence. The Company's global marketing partners include principally foreign airlines that may have influence over the choice of a global distribution system by travel agents in such airlines' primary markets and entities that operate smaller global distribution systems or other travel-related network services. Included among the Company's international distribution and joint venture arrangements are arrangements covering Japan with Japan Airlines, China with the Civil Aviation Administration of China, Israel with El Al, India with Air India and Indian Airlines, Australia with Qantas Airways, Ansett Airlines and Air New Zealand, Mexico with Aeromexico and Mexicana de Aviacion and the Middle East with Gulf Air. The Company believes that continued development of marketing, licensing, joint venture and other arrangements with non-U.S. airlines and distribution systems will aid in the expansion of SABRE outside of the United States.

     Through its marketing efforts, the Company has placed SABRE in approximately 16,500 travel agency locations in the United States and Canada, 3,900 locations in Europe, 3,000 locations in Latin America, 2,800 locations in Asia, 1,700 locations in the South Pacific, 800 locations in the Caribbean, 650 locations in the Middle East and 8 locations in Africa. From 1991 to 1995, the Company's bookings volumes outside the United States grew at a 28.2% compound annual rate, excluding Mexico and Japan, where SABRE is marketed, and booking fees are recognized, by separate legal entities in which the Company is part owner. The map set forth below illustrates SABRE's current international market presence.

                       NUMBER OF TRAVEL AGENCY LOCATIONS

                                    [MAP]

     STRATEGY

     The Company has developed a five-part strategy to maintain and expand its position in the global travel distribution market and to maintain its operating margins.

     - INCREASING PENETRATION IN INTERNATIONAL TRAVEL DISTRIBUTION MARKETS. The Company believes that the international market for travel and related products and services presents opportunities for the Company to expand its business by building on its existing base in Europe and Latin America and by pursuing opportunities in Asia. The Company will pursue international opportunities directly and through the formation of international alliances. The Company's revenues from its travel distribution business outside the United States have grown at a compound annual rate of 29.8% during the last five years, to $250 million in 1995.

     - EXPANDING AND CUSTOMIZING ASSOCIATE PARTICIPATION. The Company plans to continue to expand participation in SABRE by associates, such as air charters, car rental companies, hotels, railroads and tour operators, and has initiated an effort to increase the value provided to associates by tailoring available participation options to the needs of different travel providers.

     - ENHANCING THE VALUE OF THE TRAVEL DISTRIBUTION PRODUCT TO TRAVEL AGENTS. The Company plans to maximize the value of its products to travel agents by increasing the depth and breadth of information available through SABRE and the ease of use and reliability of its products. The Company will also continue to develop products to enhance the competitiveness of its travel agent subscribers. For example, the Company has developed two user interface products, Turbo SABRE and Planet SABRE, that provide travel agencies with greater productivity through data integration and increased ease of use, respectively.

     - PARTICIPATING IN EMERGING DISTRIBUTION CHANNELS. With products such as BTS, which is scheduled for release in the fourth quarter of 1996, and Travelocity, the Company intends to continue to compete in emerging distribution channels, such as corporate direct distribution, the Internet and computer on-line services.

     - PURSUING ALLIANCES WITH LARGE AGENCIES. The Company intends to form strategic alliances with large travel agency chains where appropriate to meet its growth objectives.

     - ENHANCING TECHNOLOGY AND OPERATING CAPABILITIES. The Company has budgeted capital expenditures of over $210 million for 1996, which the Company anticipates funding with operating cash flow. In addition, the Company has begun a multi-year development effort, for which the Company has budgeted over $100 million during the next five years, to improve
       SABRE's core operating capabilities. The goals of this development effort are to accelerate new product development, increase flexibility, power and functionality for subscribers and associates, improve data management capabilities, raise capacity levels and lower operating costs.

     PROPOSED ACQUISITION OF WORLDVIEW

     On July 30, 1996, the Company agreed in principle to acquire Worldview, which has developed and marketed Travelocity with the Company, from Ameritech Development Corporation, Fodor's Travel Publications, Inc. and other owners. The Company believes that the acquisition, which is subject among other things to negotiation of a definitive acquisition agreement and certain employment and non-competition agreements, will enhance the Company's ability to continue to develop and market Travelocity. The Company anticipates that the purchase price for Worldview will be paid with cash generated by operations.

     COMPETITION


     The Company competes in electronic travel distribution primarily against other large and well-established global distribution systems. SABRE's principal competitors include Amadeus/System One, Galileo/Apollo and Worldspan. Amadeus/System One is owned by Air France, Continental Airlines, Iberia and Lufthansa. Galileo/Apollo is owned by United Airlines, British Airways, Swissair, KLM Royal Dutch and USAir, among others. The Canadian affiliate of Galileo/Apollo is owned by Air Canada. Worldspan is owned by Delta, Northwest and TWA and is affiliated with ABACUS, an Asian global distribution system. Each of these competitors offers many products and services similar to those of the Company.


     Moreover, although certain barriers exist for any new provider of electronic commerce -- barriers such as the need for significant capital investment to acquire or develop the hardware, software and network facilities necessary to operate effectively a global distribution system -- the Company is always faced with the potential of new competitors, particularly as new channels for travel distribution develop.

     Competition to attract and retain travel agent subscribers, which continue to be the primary method of travel distribution, is very intense. Factors affecting competitive success of global distribution systems include depth and breadth of information, ease of use, reliability, service and incentives to travel agents and range of products available to travel providers, travel agents and consumers. Because SABRE was named the "World's Leading Computer Reservations System" for the third year in a row at the 1996 World Travel Awards, the Company believes it competes effectively as to these factors.

     Although distribution through travel agents continues to be the primary method of travel distribution, new channels of distribution are developing directly to businesses and consumers through computer on-line services, the Internet and private networks. The Company faces competition in these channels not only from its principal competitors but also from possible new entrants in the sale of travel products and from travel providers that distribute their products directly. For example, in July 1996, American Express Co. and Microsoft Corp. announced an on-line travel booking service for corporations, which they have scheduled for release in the first half of 1997. The Company expects that this on-line travel booking service, while only in the developmental stage, will eventually directly compete with BTS. In addition, the Internet permits consumers to have direct access to travel providers, thereby by-passing both traditional travel agents and global distribution systems such as SABRE. The Company has positioned its BTS, Travelocity and easySABRE products to compete in these emerging distribution channels.

     With easySABRE, the Company was one of the first companies to introduce global distribution system access through a computer on-line service. The Company believes that it continues to be a market leader in providing access through computer on-line services and that this leadership in the market, as well as its 10 years of experience marketing easySABRE, provide the Company an advantage in marketing Travelocity.

     In addition, the Company believes that BTS, Travelocity and easySABRE enjoy an advantage over products distributed directly by travel suppliers because the Company's display of travel products is not biased in favor of any particular provider. Also, the breadth and depth of the content of the Company's products permit one-stop shopping rather than requiring access to several different sites to compare prices and then book a single trip.

  INDUSTRY REGULATION

     More than half of the Company's electronic travel distribution business is generated by travel agencies located in the United States. Airline-Affiliated Systems have been subject to regulations promulgated by the DOT since November 1984. The current form of the U.S. Regulations was adopted in 1992. The U.S. Regulations will expire on December 31, 1997, unless they are extended.

     The U.S. Regulations govern the relationships of Airline-Affiliated Systems with GDS-Affiliated Airlines and travel agencies. Therefore, the U.S. Regulations would not apply to SABRE if SABRE were not offered or marketed to travel agencies by American or any other airline or airline affiliate, such as the Company. Additionally, the U.S. Regulations do not apply with respect to the use of a global distribution system by consumers and business travel departments. Accordingly, the U.S. Regulations do not currently apply to BTS, Travelocity or easySABRE.

     One of the principal requirements of the U.S. Regulations is that displays of airline services by Airline-Affiliated Systems must be nondiscriminatory. This means that the global distribution system may not use carrier identity in ordering the display of services or in building connecting flights. Travel agencies, however, may utilize software to override the neutral displays of an Airline-Affiliated System.

     Airline-Affiliated Systems are required to charge the same fees to all air carriers for the same level of service and to update information for all air carriers with the same degree of care and timeliness and to provide, on request, information on fee arrangements. Any mechanism for the sale of airline products offered to one or more air carriers must be offered to all other air carriers on nondiscriminatory terms.

     The U.S. Regulations also govern relationships between Airline-Affiliated Systems and travel agents. The U.S. Regulations mandate, among other things, that contracts between travel agency subscribers and an Airline-Affiliated System be for no longer than five years. The rules also forbid an Airline-Affiliated System from impeding a travel agent's use of another system by, for example, making it a breach of contract for an agency to fail to make a designated minimum number of bookings. The rules do allow, however, systems to provide a credit against monthly fees to travel agents who achieve certain booking thresholds, with the agency being obligated to pay the system for any shortfall. The U.S. Regulations also forbid Airline-Affiliated Systems from entering into contracts with travel agents containing exclusivity clauses or that require the agency to maintain a certain percentage of computer terminals or bookings for a particular system, vis-a-vis other systems.

     The rules prohibit GDS-Affiliated Airlines from linking the payment of commissions to travel agents to the travel agent's use of the system with which the GDS-Affiliated Airline is affiliated. Further, an Airline-Affiliated System may not ban travel agents from using software provided by third parties in connection with the system's equipment, unless that software threatens to impair the integrity of the system.

     The U.S. Regulations require any GDS-Affiliated Airline doing business in the United States to participate in competing Airline-Affiliated Systems at the same level as it does in its affiliated system and to provide data on its flights to competing Airline-Affiliated Systems that is as complete, accurate and timely as the information given to its affiliated system, as long as the competing system offers terms for participation that are commercially reasonable.


     Although GDS-Affiliated Airlines are required by the U.S. Regulations to participate in competing Airline-Affiliated Systems at the same level of functionality, non GDS-Affiliated Airlines are not subject to the same requirement. Thus many global distribution systems include in their associate agreements parity clauses, which generally require an airline participating in a global distribution system to participate in that system at as high a level of functionality as in any competitive system. On August 14, 1996, the DOT issued a notice of proposed rulemaking (an "NPRM") proposing a prohibition on the use of parity clauses by global distribution systems but suggesting that such clauses could still be enforced as to airlines that own or market a global distribution system. The NPRM is a result of a Petition for Rulemaking filed by Alaska Airlines. See "Business -- Legal Proceedings." The Company has filed comments on the NPRM, in which the Company states that it is opposed to the prohibition on parity clauses.

     Additionally, the DOT has issued an NPRM that proposes two rules. The first proposed rule would require each global distribution system to offer a display that lists flights without giving on-line connections any preference over interline connections. The second proposed rule would require that any display offered by a global distribution system be based on criteria rationally related to consumer preferences. The Company has not yet filed comments with the DOT with regard to this NPRM.


     The Company also has operations in Australia, Canada and the European Union. The overall approach of the regulations for global distribution systems in each of these three jurisdictions is similar to that of the United States. In each of these jurisdictions, rules require nondiscriminatory displays of airline services and nondiscriminatory booking fees, and forbid airlines affiliated with global distribution systems from linking travel agency commissions to the use of a particular system. Further, these rules forbid airlines affiliated with global distribution systems from discriminating against competing systems with respect to the data that they furnish.

     There are, however, unique aspects of each set of rules. The current Canadian and European Union rules do apply to Travelocity and easySABRE. The European rules also dictate the precise order in which flights must be displayed and permit travel agents to cancel their subscription agreements at the end of the first year of the contract. The Canadian rules forbid contracts with travel agencies of more than three years in duration and forbid certain uses of carriers' sales forces for promoting global distribution systems. The European rules are presently under review and are expected to be revised within the next year. The Company does not anticipate that any revision will materially affect its operations in Europe.

     The Company also has operations in the Caribbean, Latin America and Asia. In jurisdictions in those regions, there is no regulation of global distribution systems for travel products.

     The Company currently does business in more than 70 countries outside the U.S. The DOT, in conjunction with the U.S. Department of State, is charged with assuring fair and open access for U.S. air carriers, and U.S. global distribution systems owned by airlines, to overseas markets. In this regard, the DOT has provided assistance to the Company in entering several overseas markets. This assistance by the DOT to SABRE could cease if SABRE were not offered to travel agencies by American or another airline or an airline affiliate.

     The regulations in Australia, Canada and the European Union also contain, in varying degrees, remedies the Company can use to assist in the eradication of discriminatory practices that may impede the Company's access to the regulated market.

INFORMATION TECHNOLOGY SOLUTIONS

     OVERVIEW


     The Company is a leading provider of solutions to the airline industry. The Company also employs its airline expertise to offer solutions to other industries that face similar complex operations issues, including the airport, railroad, logistics, hospitality and financial services industries. The solutions offered by the Company include software development and product sales, transactions processing and consulting. The Company believes that its suite of airline-related software solutions is the most comprehensive in the world. In addition, pursuant to the Technology Services Agreement, the Company provides data processing, network and distributed systems services to American and AMR's other subsidiaries, fulfilling substantially all of their information technology requirements. In 1995, 34.2% of the Company's revenues was generated by the provision of information technology solutions services, and 24.2% of the Company's revenues was generated by information technology solutions services provided to American and its affiliates.


     SOLUTIONS


     The Company offers a comprehensive set of solutions to the airline industry. These solutions include: (i) consulting, which includes capabilities ranging from reengineering to functional consult-ing; (ii) software development, sales and licensing, which includes individual sales of specific products as well as custom development and integration; and
(iii) full solutions outsourcing, which includes a full range of solutions. In providing solutions, the Company depends mainly upon its technical personnel and senior management. Recruiting and retaining capable personnel, particularly those with expertise in operations research, information technology and industrial engineering, is vital to the provision of solutions by the Company.

     The Company combines the expertise of its operations research, information technology and industrial engineering professionals to offer to the airline industry a wide array of consulting services, including business planning and analysis, information technology services, flight technical services and business process design services.


     The Company's solutions have helped American become one of the most technologically advanced airlines in the world. The Company has provided solutions to over 120 additional airlines or airline associations. These solutions have many applications for airlines. For instance, (i) with Fare Action Evaluator(sm), airlines can seek to enhance revenue using statistical and database sources that estimate the economic implications of fare actions before they are implemented, (ii) with AIRPRICE(sm), airlines can analyze and manage fares and react to competitors' changes, (iii) with AIRFLITE(sm), airlines can determine superior flight schedules and (iv) with AIRCREWS(sm), airlines can improve crew member scheduling thus reducing staffing costs.


     The Company also provides real-time transactions processing services whereby the Company provides access to its hardware and software to airlines for reservations, flight operations, departure control and other related services. Local computer terminals at a customer's location are linked to the Company's mainframes, and the Company maintains and operates the entire system on a secure and confidential basis. As of June 30, 1996, under such arrangements, the Company provides to more than 60 airlines -- including Southwest Airlines, Gulf Air and Alaska Airlines -- versions of one or more of the Company's systems for reservations, flight operations, passenger handling and cargo booking and tracking.


     Building on its base of experience established in the development of solutions for the airline industry, the Company has extended its software solutions and consulting businesses to other industries, particularly those that face complex operations issues similar to the airline industry, including the airport, hospitality, logistics, railroad and financial services industries. For example, the Company worked closely with SNCF, the French national railroad, to design, develop and install a passenger railway reservations system, which is now accessed by more than 25,000 ticketing devices throughout Europe. The Company and SNCF are now jointly marketing this software to other passenger railroads. Other clients in industries outside of the airline industry include the United States Navy, Roadway Express, Air Products and Chemicals, Club Med, NationsBank, John Alden Insurance, Avis Rent A Car, Ryder Truck and, most recently, Hyatt Hotels. For Hyatt, all of the hotel management company's software maintenance and development functions have been outsourced to the Company, in connection with an alliance with Computer Sciences Corporation, which has undertaken to provide a broad variety of data processing services to Hyatt for an initial five-year term. The Company will also commercialize Hyatt's existing systems, including its computer reservation and property management systems, and market them to third parties in collaboration with Computer Sciences Corporation.


     The Company distributes its solutions and consulting services through a sales and marketing organization with offices in eight cities on four continents (Dallas, Tulsa, Vancouver, London, Paris, Kuwait, Hong Kong and Sydney). The Company also maintains agency relationships to support sales efforts in key markets, including India, China and the Middle East. To date, the Company has provided business solutions to more than 250 clients located in more than 50 countries.

  TECHNOLOGY SERVICES


     The Company, through its SABRE Computer Services division ("SCS"), provides data processing, network and distributed systems services to American and AMR's other subsidiaries. The Company fulfills substantially all of American's data processing requirements and manages all voice and data communication services for American and AMR's other subsidiaries, including data networks, voice networks and radio services. The Company also provides American with the services required to design, install, operate and maintain its range of local area networks, desktop, mobile computing and peripheral devices. This includes the design, installation, operation and maintenance of American's airport operations. In 1995, the Company introduced SABRE Wireless(SM), which provides American's airport personnel the ability to access SABRE from mobile devices.


     As part of the Reorganization, the Company entered into the Technology Services Agreement with American to provide these services for a term of 10 years for most services (three and five years for others). See "Relationship with AMR and Certain Transactions -- Contractual Arrangements." Although the Company has no current plans to offer data processing or network services to other customers, the Company has the capacity to explore future opportunities.

  STRATEGY

     The Company has developed a three-part strategy to maintain its position as one of the world's leading providers of solutions to the airline industry and to expand its core competencies to become one of the leading providers of solutions to other industries.

    - ENHANCING LEADERSHIP IN AIR TRAVEL SOLUTIONS. The Company believes that, although it already provides its airline customers with a complete line of products, it can enhance its market leadership by improving the depth and breadth of its airline-related software product line and by expanding its airline consulting business through internal development, license agreements and acquisitions.

    - EMPLOYING EXPERTISE INTO OTHER INDUSTRIES. The Company has over 20 years' experience in applying its operations research, information technology and industrial engineering skills in the airline industry. The Company intends to build upon this experience and to leverage its expertise into other industries, such as oil and gas, logistics, insurance and manufacturing, with similar complex operations issues. As the Company's suite of solutions expands, the Company believes that it will also be able to provide non-airline customers with comprehensive services including software development and product sales, transactions processing and consulting.

    - PURSUING ADDITIONAL STRATEGIC RELATIONSHIPS. The Company intends to pursue alliances with leading information systems outsourcers to provide complete information technology outsourcing, with the Company providing the solutions outsourcing.

  COMPETITION


     The Company's information technology solutions products compete both against full-service providers of technology outsourcing and solutions companies, some of which have considerably greater financial resources than the Company, and against smaller companies that offer a limited range of products. Among the Company's full-service competitors are Electronic Data Systems, IBM/ISSC, Unisys, Andersen Consulting and Lufthansa Systems. Many of these competitors have formed strategic alliances with large companies in the travel industry, and the Company's access to such potential customers is thus limited. The Company believes that its competitive position in the travel industry is enhanced by its experience in developing systems for American, by its ability to offer not only software applications but also systems development, integration and maintenance and transactions processing services, and because it can offer to customers what it believes to be the most comprehensive suite of software solutions for the airline industry.

INTELLECTUAL PROPERTY


     In connection with the Reorganization, American transferred to the Company the software utilized in the operation of the business of The SABRE Group. This software, along with other software, proprietary information and intellectual property rights, are significant assets of the Company. The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. The Company's software and related documentation, however, are protected principally under trade secret and copyright laws, which afford only limited protection. In addition, the laws of some foreign jurisdictions may provide less protection than the laws of the United States for the Company's proprietary rights. Unauthorized use of the Company's intellectual property could have a material adverse effect on the Company, and there can be no assurance that the Company's legal remedies would adequately compensate it for the damages to its business caused by such use.


     Licenses for a number of software products have been granted to the Company. Certain of these licenses, individually and in the aggregate, are material to the business of the Company.

FACILITIES


     The Company's principal executive offices are located in Fort Worth, Texas, primarily in two buildings, one of which is owned by the Company and one of which is leased from the Dallas/Fort Worth International Airport Board pursuant to a lease that expires in 2023, subject to four renewal options, exercisable by the Company, of five years duration each. The Company also leases office facilities in approximately 70 other locations worldwide. The Company's Data Center is located in an underground facility in Tulsa, Oklahoma. The land on which the Data Center is located is leased from the Tulsa Airport Improvements Trust, a public trust organized under the laws of the State of Oklahoma, pursuant to a lease that expires in 2038.


     SABRE and the Company's data processing services and transactions processing are dependent on the Company's central computer operations and information processing facility located in the Data Center, which contains over 120,000 square feet of space and houses fifteen mainframes having 12,639 gigabytes of storage and 3,371 MIPS of processing power. The SABRE system, which is connected to over 120,000 computer access terminals and operates non-stop throughout the year, maintains over 52 million air fares (updated five times per business day), averages 93 million requests for information per day and has processed up to 4,969 requests for information per second (in July 1996). The Company also utilizes a computer center located in one of its office buildings in Fort Worth (the "Fort Worth Center"). At the Fort Worth Center, the Company operates and manages a wide variety of processors and computer systems as well as server based and client/server distributed systems.

     The Company's travel agency and corporate subscribers connect to SABRE through leased access circuits. These leased access circuits, in turn, connect to the domestic and international data networks leased by the Company from SITA, which connect to the Data Center.

     The Company believes that its office facilities will be adequate for its immediate needs and that additional or substitute space is available if needed to accommodate expansion. The Company also believes that its Data Center, Fort Worth Center and network access will be adequate for its immediate and foreseeable needs. The Company, however, continuously invests in research and development to upgrade these facilities to meet changing technological needs.

LEGAL PROCEEDINGS

     In June 1996, American Trans Air, Inc. filed suit against American in the U.S. District Court for the Southern District of Indiana, Indianapolis Division seeking a refund of $400,000 in booking fees it claims were charged for illegitimate bookings. Prior to the filing by American Trans Air of its lawsuit, America West Airlines Inc. had used a similar claim of illegitimate bookings to withhold over

$1.0 million in booking fees payable to American. American and SABRE Associates, Inc., an affiliate of the Company, filed suit in the District Court of Tarrant County, Texas, 153rd Judicial District, to recover the unpaid booking fees from America West. In connection with the Reorganization, the Company is the successor in interest to American in both of these cases. The claims of both American Trans Air, Inc. and America West relate to booking fees charged by the Company, and commonly charged by other providers in the electronic travel distribution industry, for "passive bookings," which are bookings initially made directly with a travel provider (rather than through a travel agent) and subsequently ticketed through SABRE or another global distribution system. If both American Trans Air and America West prevail on their claims of illegitimate booking fees, other associates may also make similar claims. The Company believes, however, that passive booking fees are properly charged pursuant to its contracts with associates. The Company intends to vigorously defend its actions in this regard and believes that the claims of American Trans Air, Inc. and America West can be successfully defended or resolved without any material adverse effect on the Company's financial condition or results of operations.


     Alaska Airlines has filed a Petition for Rulemaking with the DOT seeking a rule that would bar a global distribution system from requiring airlines that are not GDS-Affiliated Airlines to participate in such system at the same level of functionality as the airline participates in other global distribution systems. The Company believes that this Petition for Rulemaking is a result of a breach of contract suit brought by American against Alaska Airlines in 1994 in the U.S. District Court for the Northern District of Texas. In its complaint, American alleged that Alaska Airlines breached its participating carrier agreement by obtaining greater functionality from other global distribution systems than it obtained from SABRE. American is seeking declaratory relief. This lawsuit has been stayed for over a year as the parties try to negotiate settlement. In connection with the Reorganization, the Company is the successor in interest to American in this litigation. See "-- Electronic Travel Distribution -- Industry Regulation."


EMPLOYEES

     As of June 30, 1996, the Company had approximately 7,900 full-time employees. A central part of the Company's philosophy is to attract and maintain a highly capable staff. The Company considers its current employee relations to be good. None of the Company's employees are represented by a labor union.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, their present positions and their ages with the Company are as follows:

Robert L. Crandall........... Mr. Crandall was elected Chairman of the Board of Directors of the
                              Company in July 1996. He has been Chairman of the Board and Chief
                              Executive Officer of AMR Corporation since 1985, President of AMR since its formation in 1982 and Chairman of the Board and Chief
                              Executive Officer of American since 1985. Mr. Crandall was President of American from 1980 to 1995. Mr. Crandall is also a director of
                              Halliburton Company. Age 60.

Michael J. Durham............ Mr. Durham was elected a director, President and Chief Executive
                              Officer of the Company in July 1996. Mr. Durham was also elected
                              President and Chief Executive Officer of The SABRE Group, Inc. in
                              July 1996. Mr. Durham was elected President of The SABRE Group in
                              1995. Mr. Durham was Senior Vice President and Treasurer of AMR and
                              Senior Vice President -- Finance and Chief Financial Officer of
                              American from 1989 to 1995. Age 45.

Gerard J. Arpey.............. Mr. Arpey was elected a director of the Company in July 1996. He has been Senior Vice President of AMR since 1992 and Chief Financial
                              Officer of AMR since 1995. Mr. Arpey was Vice President of American from 1989 to 1995. Age 38.

Anne H. McNamara............. Mrs. McNamara was elected a director of the Company in August 1996.
                              Mrs. McNamara has been Senior Vice President and General Counsel of
                              AMR since 1988. Age 48.

Bradford J. Boston........... Mr. Boston was elected Senior Vice President -- SABRE Computer
                              Services of the Company in July 1996. Mr. Boston was also elected
                              President -- SABRE Computer Services for The SABRE Group, Inc. in
                              July 1996. Mr. Boston was President -- SABRE Computer Services, a
                              division of The SABRE Group, from June 1996 to July 1996. Prior to that time, Mr. Boston was Senior Vice President for American Express
                              Travel Related Services from 1994 to 1996, was Senior Vice President of Visa International's Visanet operations from 1993 to 1994, and was Vice President of Systems Development for United Airlines/Covia
                              Partnership from 1991 to 1993. Age 42.

Thomas M. Cook............... Mr. Cook was elected Senior Vice President -- SABRE Decision
                              Technologies of the Company in July 1996. Mr. Cook was also elected
                              President -- SABRE Decision Technologies for The SABRE Group, Inc.
                              in July 1996. Mr. Cook was President -- SABRE Decision Technologies,
                              a division of The SABRE Group, from its formation in 1994 to 1996.
                              For American, Mr. Cook was President -- Decision Technologies from
                              1988 to 1994. Age 56.

Terrell B. Jones............. Mr. Jones was elected Senior Vice President -- SABRE Interactive and
                              Chief Information Officer of the Company in July 1996. Mr. Jones was
                              also elected President -- SABRE Interactive and Chief Information
                              Officer for The SABRE Group, Inc. in July 1996. Mr. Jones served as
                              President -- SABRE Computer Services, a division of The SABRE Group, from 1993 to 1996 and as President -- SABRE Interactive, a division of The SABRE Group, from 1995 to 1996. For American, Mr. Jones served as Managing Director and Division Vice President -- SCS
                              Systems Planning & Development from 1991 to 1993, and as Managing
                              Director & Vice President -- STIN Product Development from 1987 to
                              1991. Age 48.

Jeffrey G. Katz.............. Mr. Katz was elected Senior Vice President -- SABRE Travel
                              Information Network of the Company in July 1996. Mr. Katz was also elected President -- SABRE Travel Information Network for The SABRE
                              Group, Inc. in July 1996. Mr. Katz was President -- SABRE Travel
                              Information Network, a division of The SABRE Group, from 1993 to
                              July 1996. For American, Mr. Katz served as Division Managing
                              Director -- Passenger Sales from 1991 to 1993. Age 41.

T. Patrick Kelly............. Mr. Kelly was elected Senior Vice President, Chief Financial Officer and Treasurer of the Company and of The SABRE Group, Inc. in July
                              1996. Mr. Kelly was Senior Vice President -- SABRE Group Planning
                              from 1995 to July 1996. For American, Mr. Kelly served as Vice
                              President -- Financial Planning & Analysis from 1993 to 1995,
                              Managing Director -- SABRE Development Services from 1992 to 1993, and Managing Director -- Financial Planning from 1990 to 1992. Age
                              39.

Andrew B. Steinberg.......... Mr. Steinberg has agreed to serve as Senior Vice President, General
                              Counsel and Corporate Secretary of the Company as of the date of the consummation of the Offerings. Mr. Steinberg has served as an associate general counsel of American since 1994 and will resign from that position upon becoming Senior Vice President, General
                              Counsel and Corporate Secretary of the Company. From 1991 to 1994,
                              Mr. Steinberg was a senior attorney with American. Age 37.



     Following the consummation of the Offerings, the Company intends to elect five additional directors, two of whom are directors but not employees or officers of AMR and three of whom are neither employees or officers of the Company or AMR nor directors of AMR.


INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES


     The Board of Directors is divided into three classes of directors, with each class elected to a three-year term every third year and holding office until their successors are elected and qualified. Mr. Crandall's present term as Chairman of the Board will expire at the Company's annual meeting of stockholders to be held in 1999. Mr. Durham's present term as a director will expire at the Company's annual meeting of stockholders to be held in 1999. Mr. Arpey's present term as a director will expire at the Company's annual meeting of stockholders to be held in 1998. Mrs. McNamara's present term as a director will expire at the Company's annual meeting of stockholders to be held in 1997.


     The Bylaws authorize the Board of Directors to designate three committees, an Executive Committee, an Audit Committee and a Compensation/Nominating Committee. The Board of Directors has designated an Executive Committee and will, upon the consummation of the Offerings, designate an Audit Committee and a Compensation/Nominating Committee. In addition, the Board of Directors may, from time to time, designate one or more Special Committees, which shall have such duties and may exercise such powers as are granted to it by the Board of Directors.

     The Executive Committee will consist of four or more members, including the Chairman of the Board and the Chief Executive Officer. The Executive Committee has and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, with the exception of such powers and authority as may be specifically reserved to the Board by law or by resolution adopted by the Board of Directors.

     The Audit Committee, which will be composed entirely of directors who are not employees or officers of the Company or AMR or directors of AMR, will review and recommend the selection of independent auditors, the fees to be paid to such auditors, the adequacy of the audit and accounting procedures of the Company and such other matters as may be specifically delegated to the Audit Committee by the Board of Directors. In this connection, the Audit Committee shall, at its request, meet with representatives of the independent auditors and with the financial officers of the Company separately or jointly.

     The Compensation/Nominating Committee, which will be composed entirely of directors who are neither employees nor officers of the Company, will review and make recommendations with respect to the management remuneration policies of the Company including salary rates and fringe benefits of elected officers, other remuneration plans such as incentive compensation, deferred compensation and stock option plans, directors' compensation and benefits and such other matters as may be specifically delegated to the Compensation/Nominating Committee by the Board of Directors. In addition, the Compensation/Nominating Committee will make recommendations to the Board of Directors concerning suitable candidates for election to the Board of Directors, with respect to assignments to committees of the Board of Directors, and with respect to promotions, changes and succession among the senior management of the Company. In making recommendations for suitable candidates for election to the Board of Directors, the Compensation/Nominating Committee will consider nominees for election recommended by stockholders.

COMPENSATION OF DIRECTORS

     Directors who are not executive officers of the Company or AMR will receive an annual retainer of $25,000 for Board of Directors and committee service and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof attended.

     It is anticipated that, prior to the consummation of the Offerings, the Board of Directors will adopt, effective on the consummation of the Offerings, a Directors' Stock Incentive Plan (the "SIP").


     The SIP will provide for an annual award of options to purchase 3,000 shares of the Company's Class A Common Stock to each director who is neither an officer nor an employee of the Company, AMR or any subsidiary thereof (a "Non-Employee Director") who is in office on the first business day after each annual meeting of stockholders occurring during the term of the SIP (an "Annual Award"). The options, which will have an exercise price equal to the fair market value of the Class A Common Stock on the date of grant, will vest pro rata over a five-year period, as long as the Non-Employee Director is in office on the first business day after each annual meeting of stockholders. Notwithstanding the vesting provisions of the previous sentence, if a Non-Employee Director ceases to be a director due to death or disability before all options are vested, the Non-Employee Director's options shall vest immediately upon death or disability. Each option will expire on the earlier of (i) the date the Non-Employee Director ceases to be a director of the Company, if for any reason other than death, disability or retirement or (ii) three years from the date the Non-Employee Director ceases to be a director of the Company due to death, disability or retirement; provided, however, that if the Non-Employee Director dies within the three-year period following disability or retirement, as applicable, the option will expire no later than 12 months after the Non-Employee Director's death.



     The SIP will also provide for a one-time award of options to purchase 10,000 shares of the Company's Class A Common Stock to a new Non-Employee Director upon his or her initial election to the Board of Directors (a "New Director"). This grant will be made on the business day immediately following the annual meeting at or after which such New Director is elected to the Board (the "Election Award"). Options granted as an Election Award, which will have an exercise price equal to the fair market value of the Class A Common Stock on the date of grant, will vest in the same manner as options granted as an Annual Award. The Election Award will be in addition to the Annual Award.



     A maximum of 350,000 shares may be issued under the SIP, subject to appropriate adjustments in the event of certain corporate transactions, including but not limited to reorganizations, stock dividends and splits. The SIP will be administered, and may be amended, by the Board of Directors.

     No income will be realized by the Non-Employee Director at the time options are granted. Generally, upon exercise of an option, the Non-Employee Director will realize ordinary income in an amount equal to the difference between the price paid for the shares and the fair market value of the shares on the date of exercise. The Company will be entitled to a tax deduction in the same amount. Any appreciation (or depreciation) after the date of the exercise will be either short-term or long-term capital gain or loss, depending on the length of time that the Non-Employee Director has held the shares.

EXECUTIVE COMPENSATION

     Prior to the Reorganization, a majority of the employees of the Company, including the five most highly compensated executive officers of the Company, who are named below, were compensated by American. Following the Reorganization, the executive officers and all other employees of the Company will be compensated solely by the Company, and the executive officers of the Company will no longer participate in any of American's compensation plans, except with regard to certain equity awards granted by AMR as described below and with regard to American's fixed benefit retirement plan, in which the employees of the Company will participate until December 31, 1996.

     The Company's compensation program will be administered by the Compensation/Nominating Committee. The Company's executive officers will receive annual cash compensation in the form of a base salary and will participate in a formula-based incentive compensation plan that is tied to the Company's financial performance. In addition, the Company's executive officers and other key employees will be eligible to participate in the Company's Long-Term Incentive Plan (the "LTIP"). The Company's executive officers will also participate in one or more retirement plans, the parameters of which are presently under consideration by the Company.


     For the fiscal year ended December 31, 1995, the five most highly compensated officers of the Company whose aggregate remuneration exceeded $100,000 were Michael J. Durham, Thomas M. Cook, Terrell B. Jones, Jeffrey G. Katz and T. Patrick Kelly (the "named executive officers"). See "-- Compensation of the Named Executive Officers in 1995." Bradford J. Boston was appointed Senior Vice President -- SABRE Computer Services on June 1, 1996. As base salary for 1996, Mr. Durham will receive $393,583, Mr. Cook will receive $259,499, Mr. Jones will receive $243,700, Mr. Katz will receive $187,243 and Mr. Kelly will receive $186,883. Mr. Boston will receive a base salary of $132,750 for the seven months commencing June 1, 1996, the date of commencement of his employment with the Company.


     The Company's incentive compensation plan provides that each of the named executive officers, along with other key employees, will be eligible to receive cash bonus awards only if specified financial performance goals are met by the Company. The target bonus payable to a participant under the incentive compensation plan is based upon that individual's job classification at the Company, but the actual amount of the award is based on a subjective evaluation of such individual's performance. No bonus payment may exceed 100% of the individual's base salary.

  THE COMPANY'S LONG-TERM INCENTIVE PLAN

     It is anticipated that, prior to the consummation of the Offerings, the Board of Directors will adopt, and AMR, as the Company's sole stockholder, will approve, effective upon the consummation of the Offerings, the LTIP.

     LTIP awards may be made to key employees, including officers of the Company, its subsidiaries and affiliates but may not be granted to any director who is not also an employee of the Company, its subsidiaries or affiliates. The number of employees participating in the LTIP will vary from year to year.

     Initially 7.0 million shares of Class A Common Stock will be authorized to be issued under the LTIP.



     If shares subject to an option under the LTIP cease to be subject to such option, or if shares awarded under the LTIP are forfeited, or an award otherwise terminates without a payment being made to the participant in the form of Class A Common Stock, such shares will again be available for future distribution under the LTIP. In the event of certain changes in the Company's capital structure affecting the Class A Common Stock, the LTIP Committee may make appropriate adjustments in the number of shares that may be awarded and in the number of shares covered by options and other awards then outstanding under the LTIP, and, where applicable, the exercise price of awards under the LTIP.



     The LTIP will be administered by a committee consisting of no fewer than two members of the Board of Directors (the "LTIP Committee"). The LTIP Committee will have the authority to grant the following types of awards under the LTIP:
(1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) deferred stock, (5) stock purchase rights, (6) other stock-based awards. Each of these awards may be granted alone or in conjunction with, or in tandem with, other awards under the LTIP and/or cash awards outside the LTIP.



     1. STOCK OPTIONS. Incentive stock options and non-qualified stock options may be granted for such number of shares as the LTIP Committee shall determine, except that no participant may be granted stock options in any 12 month period for more than 400,000 shares. Stock options are exercisable at such times and subject to such terms and conditions as the LTIP Committee determines and over a term (not in excess of 10 years) determined by the LTIP Committee. Except as otherwise determined by the LTIP Committee, the exercise price for any option may not be less than 100% of the fair market value of the Company's Class A Common Stock as of the date of grant.



     Unless otherwise determined by the LTIP Committee, only options that are exercisable on a participant's date of termination, death, disability or retirement may be subsequently exercised. Upon an employee's voluntary resignation or termination for cause, such employee's stock options generally will terminate. If the employee is involuntarily terminated without cause, stock options generally will be exercisable for three months following such termination. The LTIP provides that stock options generally will be exercisable for three years following termination of employment due to death, disability or retirement; provided, however, that if the employee dies within the three-year period following disability or retirement, as applicable, the option will expire 12 months after the employee's death. In no event, however, will a stock option remain exercisable past its original term.



     2. STOCK APPRECIATION RIGHTS. Stock Appreciation Rights ("SARs") may be granted in conjunction with all or part of a stock option and will be exercisable only when the underlying stock option is exercisable. Once an SAR has been exercised, the portion of the stock option underlying the SAR terminates. The LTIP Committee may grant SARs that become exercisable only in the event of a Change in Control or Potential Change in Control of the Company and may provide that such SARs may be cashed out on the basis of the Change in Control Price, as such terms are defined in the LTIP.



     Upon exercise of an SAR, the LTIP Committee, at its discretion, will pay the employee in cash, Class A Common Stock or a combination thereof, an amount equal to the excess of the then fair market value of the stock over the exercise price, multiplied by the number of SARs being exercised.



     3. RESTRICTED STOCK. The vesting of restricted stock may be conditioned upon such factors as the LTIP Committee may determine. The LTIP Committee determines the period during which restricted stock is subject to forfeiture. At grant, the LTIP Committee may provide for other awards, payable either in stock or cash, to ensure payment of a minimum value at the time the restrictions lapse.

     4. DEFERRED STOCK. The LTIP Committee determines the periods during which the deferred stock is subject to forfeiture. The vesting of deferred stock may be conditioned upon the attainment of specific performance goals or such other factors as the LTIP Committee may determine. The LTIP Committee may provide for other awards, payable either in stock or cash, to ensure payment of a minimum value at the time the deferral limitations lapse, subject to such performance, service and/or other terms and conditions as the LTIP Committee may specify.



     5. STOCK PURCHASE RIGHTS. The LTIP Committee may grant to eligible individuals rights to purchase the Company's Class A Common Stock at (a) the fair market value, (b) 50% of the fair market value, (c) book value or (d) par value, all such values being determined as of the date of grant. The LTIP Committee may condition such rights, or their exercise, on such terms and conditions as it sees fit. Rights to purchase stock will be exercisable for a period to be determined by the LTIP Committee, except that the period may not be greater than 30 days.



     6. OTHER STOCK-BASED AWARDS. The LTIP Committee may also grant other types of awards that are valued, in whole or in part, by reference to or otherwise based on the Company's Class A Common Stock. Such awards will be made upon such terms and conditions as the LTIP Committee in its discretion may provide.



     The LTIP will also permit the LTIP Committee to pay cash amounts to any executive officer (within the meaning of Section 16(a) of the Securities Exchange Act of 1934, as amended) upon the achievement, in whole or in part, of performance goals or objectives established in writing by the LTIP Committee with respect to such performance periods as the LTIP Committee shall determine. Any such goals or objectives shall be based on one or more of the Performance Criteria, as defined in the LTIP. The maximum amount of any such cash payment to any single officer with respect to any 12 month period shall not exceed the lesser of (i) $1,000,000 or (ii) twice the officer's annual base salary as in effect on the last day of the preceding fiscal year.



     If there is a Change in Control or a Potential Change in Control, all awards that are not then vested will become vested and any restrictions or limitations will lapse. Stock options, SARs, limited SARs, restricted stock, deferred stock, stock purchase rights and other stock-based awards will, unless otherwise determined by the LTIP Committee in its sole discretion, be cashed out on the basis of the Change in Control Price.


     The following is a brief summary of the federal income tax consequences of awards made under the LTIP based upon the federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

     Incentive Stock Options. No taxable income is realized by the participant upon the grant or exercise of an incentive stock option (an "ISO"). If a participant does not sell the stock received upon the exercise of an ISO ("ISO Shares") for at least two years from the date of grant and within one year from the date of exercise, when the shares are sold any gain (loss) realized will be long-term capital gain (loss). In such circumstances, no deduction will be allowed to the Company for federal income tax purposes.

     If ISO Shares are disposed of prior to the expiration of the holding periods described above, the participant generally will realize ordinary income at that time equal to the excess, if any, of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the price paid for such ISO Shares. The Company will be entitled to deduct any such recognized amount. Any further gain or loss realized by the participant will be taxed as short-term or long-term capital gain or loss. Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the participant's employment, the option will generally be taxed as a non-qualified stock option.

     Non-Qualified Stock Options. No income is realized by the participant at the time a non-qualified stock option is granted. Generally upon exercise of a non-qualified stock option, the participant will realize ordinary income in an amount equal to the difference between the price paid for the shares and the fair market value of the shares on the date of exercise. The Company will be entitled to a tax deduction in the same amount. Any appreciation (or depreciation) after the date of the exercise will be either short-term or long-term capital gain or loss, depending on the length of time that the participant has held the shares.

     Stock Appreciation Rights. No income will be realized by a participant in connection with the grant of an SAR. When the SAR is exercised, the participant will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash and the fair market value of any shares received. The Company will be entitled to a deduction at the time and in the amount included in the participant's income by reason of the exercise. If the participant receives Class A Common Stock upon exercise of any SAR, the post-exercise appreciation or depreciation will be treated in the same manner discussed above under Non-Qualified Stock Options.

     Restricted Stock. A participant receiving restricted stock generally will recognize ordinary income in the amount of the fair market value of the restricted stock at the time the stock is no longer subject to forfeiture, less any consideration paid for the stock. The Company will be entitled to a deduction at the same time and in the same amount. The holding period to determine whether the participant has long-term or short-term gain or loss on a subsequent sale generally begins when the stock is no longer subject to forfeiture, and the participant's tax basis for such shares will generally equal the fair market value of such shares on such date.

     However, a participant may elect, under Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), within 30 days of the grant of the stock, to recognize taxable ordinary income on the date of grant equal to the excess of the fair market value of the shares of restricted stock (determined without regard to the restrictions) over the purchase price of the restricted stock. By reason of such an election, the participant's holding period will commence on the date of grant, and the participant's tax basis will be equal to the fair market value of the shares on that date (determined without regard to restrictions). Likewise, the Company generally will be entitled to a deduction at that time in the amount that is taxable as ordinary income to the participant. If shares are forfeited after making such an election, the participant will be entitled to a deduction or loss for tax purposes only in an amount equal to the purchase price, if any, of the forfeited shares.

     Deferred Stock. A participant receiving deferred stock generally will be subject to tax at ordinary income rates on the fair market value of the deferred stock on the date that the stock is distributed to the participant, and the capital gain or loss holding period for such stock will also commence on that date. The Company generally will be entitled to a deduction in the amount that is taxable as ordinary income to the participant.

  ANTICIPATED GRANTS TO THE EXECUTIVE OFFICERS FOR 1996

     On the date of the consummation of the Offerings, the Company will make one-time grants to the named executive officers in connection with the Offerings and annual grants as part of their annual compensation. The grants will be comprised of (i) options to purchase Class A Common Stock, (ii) restricted stock and (iii) performance shares, which are shares of Class A Common Stock (and a type of deferred stock) that will be issued in the first quarter of 1999 based upon the Company's attainment of pre-determined financial objectives over the period from 1996 to 1998 ("Performance Shares"). A portion of each of the one-time grants of options is an acceleration of grants that would otherwise be made, and will reduce the number of options to be granted, to the named executive officers and to Mr. Boston in 1997.

     The Company anticipates that upon the consummation of the Offerings: (i) approximately $1,500,000 in options to purchase shares of Class A Common Stock, calculated using a modified Black-Scholes model, and $338,500 in Performance Shares, valued based upon the Offering price of the Class A Common Stock, will be granted to Mr. Durham; (ii) approximately $662,700 in options to purchase Class A Common Stock, $175,200 in Performance Shares and $55,800 in restricted stock will be granted to Mr. Cook; (iii) approximately $475,300 in options to purchase Class A

Common Stock and $175,300 in Performance Shares will be granted to Mr. Jones;
(iv) approximately $450,000 in options to purchase Class A Common Stock and $169,700 in Performance Shares will be granted to Mr. Katz; (v) approximately $450,000 in options to purchase Class A Common Stock and $166,400 in Performance Shares will be granted to Mr. Kelly; and (vi) approximately $280,000 in options to purchase Class A Common Stock will be granted to Mr. Boston.

  CONVERSION OF AMR EQUITY COMPENSATION TO CLASS A COMMON STOCK

     Upon consummation of the Offerings, except as noted below, each employee will have the opportunity to have all unexercised or unvested stock awards from AMR held by such employee converted into stock awards of the Company and vest under the original time schedule applicable with respect to such awards. Each of the officers of the Company has elected to convert his AMR equity awards into awards payable in Class A Common Stock.

     Performance shares of AMR common stock that will be issued in the first quarter of 1998 based upon the Company's attainment of pre-determined cash flow objectives over the period from January 1, 1995 to December 31, 1997 will vest according to their original performance metric and time frame. However, upon vesting, payment to employees of the Company will be made using shares of Class A Common Stock. The number of shares of Class A Common Stock to be issued will equal the number of shares of AMR common stock to be issued multiplied by the market price of AMR common stock on the date of the pricing of the Offerings and divided by the Offering price.

     Stock options to purchase AMR common stock will be exchanged on the date of the consummation of the Offerings for options to purchase Class A Common Stock of equal in-the-money value.

     Career equity, awarded by AMR, is an award of deferred common stock that vests generally at retirement. Most of the shares of career equity held by employees of the Company will convert, on the date of consummation of the Offerings, into some combination of options to purchase Class A Common Stock and restricted shares of Class A Common Stock.

     Two forms of AMR stock awards will not be altered in connection with the Offerings. Performance shares of AMR common stock relating to the period from January 1, 1994 through December 31, 1996 (issuable in the first quarter of
1997) will be paid in shares of AMR common stock when and if payment is due. In addition, each share of AMR restricted stock held by each employee of the Company, other than Mr. Boston, will complete its vesting according to its original vesting schedule and will be converted to restricted shares of Class A Common Stock. Pursuant to his terms of employment, Mr. Boston's AMR restricted stock will convert into shares of restricted stock of the Company of equal value.


  EMPLOYMENT AGREEMENTS



     The Company has entered into an agreement (the "Durham Agreement") with Mr. Durham, which provides that Mr. Durham will be employed by the Company for a term of three years from the date of the Offerings. In the event that the Company terminates Mr. Durham's employment during the term of the Durham Agreement without cause, Mr. Durham would receive a severance payment equal to the greater of (i) one year's salary and incentive compensation or (ii) the total amount of salary remaining for the term of the Durham Agreement, and all outstanding stock awards would continue vesting through the greater of one year or the remainder of the term of the Durham Agreement. Mr. Durham and the Company have also agreed that Mr. Durham will receive travel privileges from American until June 30, 2008, and thereafter as a retiree if he retires on or prior to June 30, 2008, subject to limited exceptions.



     The Company has assumed the obligations of American under agreements originally entered into by American with Mr. Cook and Mr. Jones (the "Officer Agreements"). Mr. Cook's agreement provides that Mr. Cook will be employed by the Company as an officer until October 31, 2000. Mr. Jones' agreement provides that Mr. Jones will be employed by the Company as an officer until April 18, 2000, subject to extension by the Company to no later than April 18, 2004. Pursuant to the Officer Agreements, the Company reserves the right to remove Mr. Cook or Mr. Jones as an officer and to retain him as an employee for consulting services during the remainder of the term of the applicable Officer Agreement. Such officer's base salary as a consultant would be the rate in effect at the time of his removal as an officer and such salary would continue for the remainder of the term of the applicable Officer Agreement. Pursuant to the Officer Agreements, each of Mr. Cook and Mr. Jones is entitled to receive specified amounts of incentive compensation under AMR's Long Term Incentive Plan, along with other specified benefits customarily provided to officers of the Company. Each of Mr. Cook and Mr. Jones has agreed that the incentive compensation to be awarded under AMR's Long Term Incentive Plan will instead be granted in awards of Class A Common Stock pursuant to the LTIP.


  RETIREMENT PLANS


     Each employee of the Company will continue to participate in American's fixed benefit retirement plan until December 31, 1996, as described below. After that time, the Company will implement The SABRE Group Retirement Plan (the "SGRP") and the Legacy Pension Plan (the "LPP").



     Until December 31, 1996, each employee of the Company will participate in American's fixed benefit retirement plan (the "Fixed Benefit Retirement Plan"), which complies with the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies for federal exemption under the Internal Revenue Code of 1986 (the "Code"). Until December 31, 1996, the named executive officers of the Company are eligible for additional retirement benefits under the Supplemental Executive Retirement Plan (the "SERP"). The SERP provides pension benefits (calculated upon the basis of final average base salary, incentive compensation payments and performance returns) to which officers of the Company would be entitled but for the limit of $120,000 on the maximum annual benefit payable under ERISA and the Code and the limit on the maximum amount of compensation that may be taken into account under the Company's basic pension program ($150,000 for 1995).


     The following table shows typical annual benefits payable under the Fixed Benefit Retirement Plan and the SERP, based upon retirement in 1995 at age 65, to persons in specified remuneration and credited years of service classifications. Annual retirement benefits set forth below are subject to reduction for Social Security benefits.

                               PENSION PLAN TABLE

                                                     ANNUAL RETIREMENT BENEFITS
                                      --------------------------------------------------------
    FINAL                                            CREDITED YEARS OF SERVICE
   AVERAGE                            --------------------------------------------------------
   SALARY                                15          20          25          30          35
- ------------                          --------    --------    --------    --------    --------
$250,000............................. $ 75,000    $100,000    $125,000    $150,000    $175,000
 300,000.............................   90,000     120,000     150,000     180,000     210,000
 400,000.............................  120,000     160,000     200,000     240,000     280,000
 500,000.............................  150,000     200,000     250,000     300,000     350,000
 600,000.............................  180,000     240,000     300,000     360,000     420,000
 700,000.............................  210,000     280,000     350,000     420,000     490,000
 800,000.............................  240,000     320,000     400,000     480,000     560,000

     As of December 31, 1995, the named executive officers had the following credited years of service: Mr. Durham: 15.5; Mr. Cook: 12.5; Mr. Katz: 14.5; Mr.
Jones: 16.0; Mr. Kelly: 10.5.


     Commencing January 1, 1997, employees of the Company who were under the age of 40 as of November 1, 1996 will participate in the SGRP. Employees who were over the age of 40 as of

November 1, 1996 will have the option of participating in the SGRP or the LPP. The SGRP is a plan qualified under Section 401(k) of the Code. Pursuant to the SGRP, the Company will contribute monthly 2.75% of each employee's base pay to the SGRP. In addition, the Company will match 50 cents of each dollar contributed by an employee, up to 6% of the employee's base pay. The employee will vest in the Company contributions after three years of service with the Company, including service for AMR affiliates. The employee is immediately vested in his or her own contributions and in the matching contributions of the Company. The amount that any employee will be entitled to receive upon retirement will be subject to the amount of that employee's contributions, the investment selections of the employee and the returns thereon.



     The LPP is substantially identical to American's Fixed Benefit Retirement Plan. All benefits earned by employees of the Company under American's Fixed Benefit Retirement Plan will be transferred to the LPP effective December 31, 1996. Upon retirement, benefits under the LPP will be calculated based upon base pay for the five years closest to retirement. For employees who participate in the SGRP, benefits payable under the LPP will be based upon credited years of service as of December 31, 1996. However, employees in the SGRP will continue to earn years of service for purposes of determining vesting and early retirement benefits under the LLP.



     The Company anticipates that, prior to January 1, 1997, it will adopt a supplemental executive retirement plan for its officers and directors. Although the form of the supplemental executive retirement plan is under consideration, the Company anticipates that the benefits payable thereunder will be similar to those payable under American's SERP. As such, typical annual benefits payable to officers who participate in the LPP and the SERP will be similar to those indicated on page 55 for participation in American's plans.



  EMPLOYEE STOCK PURCHASE PLAN



     It is anticipated that, prior to the consummation of the Offerings, the Board of Directors will adopt, and AMR as the sole stockholder will approve, a Stock Purchase Plan (the "Stock Purchase Plan") for employees of the Company who are based in the United States and in certain foreign jurisdictions, and who otherwise meet the requirements specified in Section 423 of the Code. Through the Stock Purchase Plan, eligible employees will have the opportunity to purchase shares of Class A Common Stock semi-annually at a 15% discount from the prevailing market price on the first or last day of the applicable six-month period, whichever is lower. Pursuant to the Stock Purchase Plan, each employee will be permitted to acquire annually Class A Common Stock with an aggregate maximum purchase price equal to 2% of that employee's base pay, subject to applicable limitations under the Code.


  EXECUTIVE TERMINATION BENEFITS AGREEMENTS


     The Company will have, effective as of the closing of the Offerings, executive termination benefits agreements (the "termination benefits agreements") with seven of its officers, including all of the named executive officers. The benefits provided by the termination benefits agreements are triggered by the termination of the individual who is a party to a termination benefits agreement (i) within three years following a change in control of the Company, if the individual's employment with the Company is terminated other than for cause or if the individual terminates his or her employment with "good reason" or (ii) within one year following a change in control of the Company, if the individual terminates his or her employment with the Company; provided, however, that if the individual's employment is terminated for cause or as a consequence of death or disability, the termination benefits agreement is not triggered. Under the terms of the termination benefits agreements, a change in control of the Company is deemed to occur (i) if a third party, other than AMR or an affiliate, acquires 20% or more of the combined voting power of the Company's then outstanding securities with respect to the election of directors of the Company, (ii) upon the occurrence of a transaction that requires stockholder approval and involves the acquisition of the Company (through the purchase of assets or by merger or otherwise) by an entity other than the Company, a subsidiary thereof, AMR or an affiliate thereof or
(iii) if during any 24-month period the individuals who, at the beginning of such period, constitute the Board of Directors of the Company cease for any reason other than death to constitute at least a majority thereof and the new directors of the Company were not elected with the approval of the individuals who, at the beginning of such period, constitute the Board of Directors. A change in control would not occur in the event that AMR distributes its Class B Common Stock (or upon conversion of such Class B Common Stock, the resulting Class A Common Stock) to its stockholders or sells such Common Stock to the public in an underwritten public offering. The termination benefits agreements provide that upon such termination, the individual will receive, in a lump sum payment, the sum of (i) two times the greater of (A) the executive's annual base salary at the Termination Date or (B) the executive's effective annual base salary immediately prior to the change in control, plus (ii) two times the greater of (x) the median annual bonus awarded to the executive under the LTIP or any other bonus plan or (y) 50% of the highest median target bonus rate applicable to the executive for any period during such prior three-year period, multiplied by the annual applicable base salary determined under (i) above, and certain other miscellaneous benefits. The amount of termination benefits will be adjusted if the executive is within two years of his 65th birthday as of the date of termination. In addition, upon a change in control, the vesting and exercisability of stock awards will be accelerated (for example, deferred and restricted stock will immediately vest and all stock options will become immediately exercisable). Finally, the individual will be reimbursed for excise taxes, if any, paid pursuant to Section 280G of the Code (or its successor provision) and for federal income tax paid on such excise tax reimbursement.


COMPENSATION OF THE NAMED EXECUTIVE OFFICERS IN 1995

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table sets forth the compensation for the fiscal year ended December 31, 1995 paid by American to the individuals who, as of December 31, 1995, were the five most highly compensated officers of the Company whose aggregate current remuneration exceeded $100,000.

                                                      LONG-TERM COMPENSATION
                                              --------------------------------------
                                                       AWARDS
                                              ------------------------     PAYOUTS
                       ANNUAL COMPENSATION    RESTRICTED    SECURITIES    ----------
                      ---------------------     STOCK       UNDERLYING       LTIP          ALL OTHER
        NAME           SALARY       BONUS     AWARDS(1)      OPTIONS      PAYOUTS(2)    COMPENSATION(3)
- --------------------  ---------   ---------   ----------    ----------    ----------    ---------------
Durham..............  $ 360,417   $ 116,000        0           5,500       $ 60,000         $ 9,443
Cook................    239,944      90,321        0          13,000         16,200           8,384
Katz................    166,402      81,426        0           3,000         16,200           3,266
Jones...............    224,583      96,697        0           5,000         16,200           6,078
Kelly...............    167,142      50,000        0           3,000         13,500           2,551

- ---------------

(1) The following table sets forth certain information concerning outstanding stock awards:

            DEFERRED AND RESTRICTED STOCK -- TOTAL SHARES AND VALUES

                                                TOTAL NUMBER OF         AGGREGATE MARKET VALUE OF
                                            DEFERRED AND RESTRICTED      DEFERRED AND RESTRICTED
                                                SHARES HELD AT               SHARES HELD AT
    NAME                                     DECEMBER 31, 1995(A)         DECEMBER 31, 1995(B)
    ----                                    -----------------------     -------------------------
    Durham................................           51,000                    $ 3,777,213
    Cook..................................           24,900                      1,844,169
    Katz..................................           14,000                      1,036,882
    Jones.................................           21,050                      1,559,026
    Kelly.................................           14,800                      1,096,132

- ---------------

     a) Consists of shares awarded under AMR's restricted stock plan that will vest in years 1996-1997, shares of deferred common stock issued under AMR's Long-Term Incentive Plan ("AMR's LTIP") that vest at retirement and shares of deferred common stock issued under AMR's LTIP that vest upon AMR's attainment of pre-determined cash flow objectives over a three year performance period.

     b) Based on the average market price of AMR common stock, $74.063, on the NYSE on December 29, 1995.

(2) Represents performance returns, granted with respect to deferred shares, that are payable annually in cash, and are based, in part, on AMR's prior five-year average return on investment.

(3) Represents the full amount of premiums paid under a split-dollar life insurance arrangement whereby AMR would recover certain premiums paid.

                             STOCK OPTIONS GRANTED

     The following table sets forth information concerning stock options granted during 1995 by AMR to the named executive officers. The hypothetical present values of stock options granted in 1995 are calculated under a modified Black-Scholes model, a mathematical formula used to value options. The actual amount, if any, realized upon the exercise of stock options will depend upon the amount by which the market price of AMR's common stock on the date of exercise exceeds the exercise price. There is no assurance that the hypothetical present value of stock options reflected in this table will actually be realized.

                    OPTIONS/SARS GRANTED IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                               -------------------------------------------
                                                % OF TOTAL
                                SECURITIES     OPTIONS/SARS                                 HYPOTHETICAL
                                UNDERLYING      GRANTED TO     EXERCISE OR                  PRESENT VALUE
                               OPTIONS/SARS    EMPLOYEES IN    BASE PRICE     EXPIRATION       AT DATE
NAME                             GRANTED       FISCAL YEAR      PER SHARE      DATE(1)       OF GRANT(2)
- ----                           ------------    ------------    -----------    ----------    -------------
Durham.......................      5,500            1.2%        $ 74.6875        7/20/05      $ 221,595
Cook.........................     13,000            2.9           65.0625        4/24/05        456,272
Katz.........................      3,000            0.7           74.6875        7/20/05        120,870
Jones........................      5,000            1.1           65.0625        4/24/05        175,489
Kelly........................      3,000            0.7           74.6875        7/20/05        120,870

- ---------------

(1) Options have a term of ten years, have an exercise price equal to the average market price of AMR's common stock on the date of grant and become exercisable at the rate of 20% per year over a five-year period.

(2) The modified Black-Scholes model used to calculate the hypothetical values at date of grant considers a number of factors to estimate the option's present value, including the stock's historical volatility calculated using the average daily market price of AMR's common stock over a one-year period prior to the grant date, the exercise period of the option, interest rates and the stock's expected dividend yield. The assumptions used in the valuation of the options were: stock price volatility -- 25.942%, exercise period -- 10 years, interest rate -- 6.28%, and dividend yield -- 10%.

                           STOCK OPTION EXERCISES AND
                      DECEMBER 31, 1995 STOCK OPTION VALUE

     The following table sets forth certain information concerning options to purchase AMR common stock during 1995 exercised by the named executive officers and the number and value of unexercised in-the-money options at December 31, 1995. The actual amount, if any, realized upon exercise of stock options will depend upon the amount by which the market price of AMR's common stock on the date of exercise exceeds the exercise price. There is no assurance that the values of unexercised in-the-money options (whether exercisable or unexercisable) reflected in this table will actually be realized.

                           STOCK OPTION EXERCISES AND
                      DECEMBER 31, 1995 STOCK OPTION VALUE

                                                       NO. OF SECURITIES
                          SHARES                    UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                        ACQUIRED ON     VALUE             OPTIONS AT              IN THE MONEY OPTIONS
NAME                     EXERCISE      REALIZED        DECEMBER 31, 1995         AT DECEMBER 31, 1995(1)
- ----                    -----------    --------    -------------------------    -------------------------
                                                   EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
Durham................     3,000       $ 60,000          31,100/16,900              $398,158/$130,080
Cook..................     5,600        120,988           5,600/18,400                41,052/ 182,459
Katz..................     1,600         46,500           6,400/ 8,500                73,716/  64,378
Jones.................     1,300         27,769           6,400/10,400                79,941/ 108,305
Kelly.................         0              0           6,100/ 8,400                92,266/  63,303

- ---------------

(1) Based on the average market price of AMR common stock, $74.063, on the NYSE on December 29, 1995.

                        LONG TERM INCENTIVE PLAN AWARDS

     Set forth below are the awards granted in 1995 under AMR's LTIP.

                                                         PERFORMANCE    ESTIMATED FUTURE PAYOUTS UNDER
                                                           PERIOD        NON-STOCK PRICE-BASED PLANS
                                      NUMBER OF             UNTIL       ------------------------------
NAME                            PERFORMANCE SHARES(1)      PAYOUT       THRESHOLD    TARGET    MAXIMUM
- ----                            ---------------------    -----------    ---------    ------    -------
Durham........................          5,600              12/31/97         0         5,600    16,800
Cook..........................          2,200              12/31/97         0         2,200     6,600
Katz..........................          2,000              12/31/97         0         2,000     6,000
Jones.........................          1,900              12/31/97         0         1,900     5,700
Kelly.........................          2,900              12/31/97         0         2,900     8,700

- ---------------

(1) Performance shares awarded to the named executive officers in 1995 were granted pursuant to AMR's LTIP under the performance share program applicable to The SABRE Group.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation information with respect to the named executive officers for 1995 reflects compensation earned prior to the Reorganization. During 1995, the Company had no Compensation/Nominating Committee.

           SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

     As of the date of this Prospectus, no shares of Class A Common Stock are outstanding. After completion of the Offerings, the only shares of Class A Common Stock that will be outstanding are those that will be issued in the Offerings (including any shares issued if the Underwriters' over-allotment options are exercised) and those issued under the Company's employee and director plans. See "Management." The table below sets forth certain information with respect to the expected beneficial ownership of the Class B Common Stock of the Company before and after completion of the Offerings by each beneficial owner of more than 5% of the outstanding shares of Class B Common Stock and by the Company's directors and executive officers.


                                BENEFICIAL OWNERSHIP BEFORE OFFERINGS          BENEFICIAL OWNERSHIP AFTER OFFERINGS
                             -------------------------------------------    -------------------------------------------
                                       PERCENT OF    PERCENT     PERCENT              PERCENT OF    PERCENT     PERCENT
                             NUMBER     CLASS B         OF         OF       NUMBER     CLASS B         OF         OF
                               OF        COMMON      ECONOMIC    VOTING       OF        COMMON      ECONOMIC    VOTING
  NAME OF BENEFICIAL OWNER   SHARES      STOCK       INTEREST     POWER     SHARES      STOCK       INTEREST     POWER
- ---------------------------- ------    ----------    --------    -------    ------    ----------    --------    -------
AMR Corporation(1)..........               100%         100%       100%                   100%        84.2%(2)    98.2%(2)
  4333 Amon Carter Blvd.,
  Fort Worth, Texas 76155
All directors and executive
  officers as a group (9
  persons)..................    --          --           --         --         --          --             (3)         (3)


- ---------------


(1) The Board of Directors of AMR exercises sole voting and dispositive power over the shares of Class B Common Stock held of record by AMR.



(2) If the Underwriters' over-allotment options are exercised in full, AMR would beneficially own 82.2% of the economic interest and 97.9% of the voting power after the Offerings.



(3) Directors participating in the SIP and the executive officers will receive equity awards payable in shares of Class A Common Stock pursuant to the Company's director and employee plans. The exact number of shares to be issued in connection therewith, and the resulting percentage ownership, cannot be calculated until the Offering price and the price of AMR common stock on the date of pricing of the Offerings are known. For information on the grants to be made, see "Management."


     The following table sets forth certain information with respect to the
beneficial ownership, as of             , 1996, of AMR's equity securities by
each of the Company's named executive officers and directors and by all of the Company's directors and executive officers as a group. The table includes all shares of AMR's common stock held of record or in street name, plus options granted but unexercised under AMR's director and employee stock option plans. The directors and officers of the Company individually beneficially own less than 1% of any class of equity securities of AMR.


                                                                           COMMON SHARES
                                    NAME                                       OWNED
    ---------------------------------------------------------------------  -------------
    Robert L. Crandall...................................................      *
    Michael J. Durham....................................................      *
    Gerard J. Arpey......................................................      *
    Anne H. McNamara.....................................................      *
    Thomas M. Cook.......................................................      *
    Terrell B. Jones.....................................................      *
    Jeffrey G. Katz......................................................      *
    T. Patrick Kelly.....................................................      *
    All directors and executive officers as a group (9 persons)..........      *


- ---------------


* Each director and officer and the directors and officers of the Company collectively beneficially own less than 1% of the outstanding common stock of AMR.

                  RELATIONSHIP WITH AMR AND CERTAIN TRANSACTIONS

  FORMATION OF THE COMPANY; INDEBTEDNESS TO AMR

     The Company was formed on June 25, 1996 and became a subsidiary of American on July 2, 1996 in connection with the Reorganization by AMR of the businesses of its operating unit known as The SABRE Group. As part of the Reorganization, all of the businesses of The SABRE Group, including the businesses operated as divisions or subsidiaries of American or AMR, were combined in subsidiaries of the Company, and the Company and its subsidiaries were dividended by American to AMR. Since the dividend, AMR has owned all of the Company's outstanding capital stock.


     In connection with the Reorganization, the Company issued the $850 million Debenture to American, the amount of which exceeds the historical book value of the assets contributed by American and AMR to the Company by $120.9 million. American transferred the Debenture to AMR in exchange for a portion of a note of American held by AMR. The Debenture, which matures on September 30, 2004, bears interest, payable semiannually, at a rate based on the sum of the six-month London Interbank Offered Rate plus a margin determined by the Company's senior unsecured long-term debt rating or, if such debt rating is not available, by the Company's ratio of debt to total capital. The Company has the right to prepay the principal amount of the Debenture in whole or in part at any time prior to December 31, 1996 and thereafter on interest payment dates, and will use approximately 90% of the net proceeds of the Offerings to prepay part of the Debenture. See "Use of Proceeds."


     Also in connection with the Reorganization, the Company and American entered into an Intercompany Agreement (the "Indemnification Agreement") pursuant to which each party indemnified the other for certain obligations relating to the Reorganization. Pursuant to the Indemnification Agreement, the Company indemnified American for liabilities assumed in the Reorganization, against third party claims asserted against American as a result of American's prior ownership of assets or operation of businesses contributed to the Company and for losses arising from or in connection with the Company's lease of property from American. In exchange, American indemnified the Company for specified liabilities retained by it in the Reorganization, against third party claims against the Company relating to American's businesses and asserted against the Company as a result of the ownership or possession by American prior to the Reorganization of any asset contributed to the Company in the Reorganization and for losses arising from or in connection with American's lease of property from the Company.

COMMON STOCK OWNERSHIP


     AMR currently owns all of the outstanding capital stock of the Company. Upon completion of the Offerings, AMR will own 100% of the Company's outstanding Class B Common Stock, which will represent approximately 98.2% of the combined voting power of the Company's outstanding Common Stock (approximately 97.9% if the Underwriters' over-allotment options are exercised in full). As long as AMR beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors and thereby ultimately to control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities of the Company or the declaration and payment of any dividends on the Common Stock. In addition, AMR will be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval and to cause or prevent a change in control.


     Although, in negotiating the Affiliate Agreements between the Company and AMR, American and AMR's other subsidiaries, the parties endeavored to implement market-based agreements, as a result of AMR's control of the Company, none of the Affiliate Agreements resulted from "arm's-length" negotiations. There can be no assurance that the Company would not have received more favorable terms from an unaffiliated party.

     Conflicts of interest may arise from time to time between the Company and AMR in a number of areas relating to their past and ongoing relationships, including the nature and quality of services provided by the Company to AMR and its affiliates or by AMR or its affiliates to the Company, potential competitive business activities, shared marketing functions, tax and employee benefit matters, indemnity agreements, registration rights, sales or distributions by AMR of all or any portion of its ownership interest in the Company or AMR's ability to control the management and affairs of the Company. There can be no assurance, however, that AMR and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. In addition, certain of the Affiliate Agreements contain specific procedures for resolving disputes between the Company and AMR with respect to the subject matter of those agreements. There can be no assurance that a more favorable result to the Company would not be obtained under a different procedure.

     AMR could decide to sell or otherwise dispose of all or a portion of its holdings of the Company's Class B Common Stock (or, upon the conversion of the Class B Common Stock into Class A Common Stock, the resulting Class A Common Stock) at some future date. Furthermore, there can be no assurance that, in any transfer by AMR of a controlling interest in the Company, any holders of Class A Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Class A Common Stock.

CONTRACTUAL ARRANGEMENTS

     TECHNOLOGY SERVICES AGREEMENT

     The Company is a party to the Technology Services Agreement with American to provide American with certain information technology services. The base term of the Technology Services Agreement expires June 30, 2006. The term of the services to be provided by the Company to American, however, varies. The Company will provide: (i) Data Center services, data network services, application development and existing application maintenance and enhancement services until June 30, 2006; (ii) services relating to existing client server operations until June 30, 2001; and (iii) distributed systems services, radio services and voice network services until June 30, 1999. The provision of these services is anticipated to generate approximately $380 million in revenue in 1996.


     In addition, AMS Holdings, Inc., a subsidiary of AMR, and Canadian have entered into an agreement pursuant to which AMR and American supply to Canadian various services, including technology services. Under the Canadian Subcontract, the Company, as subcontractor through American, will be a principal provider of technology services to Canadian.


     The Technology Services Agreement provides for annual price adjustments. For certain prices, adjustments are made according to formulas which, commencing in 1998, are reset every two years and which may take into account the market for similar services provided by other companies.

     With limited exceptions, under the Technology Services Agreement, the Company will continue to be the exclusive provider of all information technology services provided by the Company to American immediately prior to the execution of the Technology Services Agreement. Any new information technology services, including most new application development services, required by American can be outsourced pursuant to competitive bidding by American or performed by American on its own behalf. With limited exceptions, the Company has the right to bid on all new services for which American solicits bids. Additionally, American may continue to perform development and enhancement work currently performed by it for itself.

     All new software developed by the Company pursuant to the Technology Services Agreement will be jointly owned by the Company and American (the "Jointly Owned Software"). Except as set forth below, the Company will have the perpetual, irrevocable and exclusive right to market, display and otherwise commercially exploit the Jointly Owned Software. However, during the term of the Technology Services Agreement the Company will, for Jointly Owned Software solely funded by American and for certain enhancements to existing software, offset fees otherwise payable by

American to the Company by an amount equal to 20% of the license fees or equivalent compensation that the Company receives. In addition, after the expiration or termination of the Technology Services Agreement, the Company is required to pay American a royalty for all Jointly Owned Software that was funded solely by American. American shall have the right to use the Jointly Owned Software for itself and its commuter airline affiliates and shall be entitled to market its right to use such product in marketing its services as described in the next paragraph.

     American has the right to market to third parties airline services that are supported by the Company's information technology. Generally, such support by the Company will be billed to American at the rates set forth in the Technology Services Agreement plus any extraordinary costs of the Company associated with the provision of such services. However, if a significant portion of the value of the marketed services is driven by the Company's support, and the service is not related to airport operations or airline alliances, then the compensation to the Company will be negotiated by American and the Company.

     After July 1, 2000, American may terminate the Technology Services Agreement for convenience if American determines the agreement is no longer advantageous for any reason. If it does so, American will be required to pay a termination fee equal to the sum of all amounts then due under the Technology Services Agreement, including wind-down costs, book value of dedicated assets and a significant percentage of estimated lost profits. American may also terminate the Technology Services Agreement without penalty, in whole or in part depending upon circumstances, for egregious breach by the Company of its obligations or for serious failure to perform critical or significant services. If the Company is acquired by a company other than AMR or American with more than $1 billion in annual airline transportation revenue, then American may terminate the Technology Services Agreement without paying any termination fee. Additionally, if American were to dispose of any portion of its business or any affiliate accounting for more than 10% of the Company's fees from American, then American shall either cause such divested business or affiliate to be obligated to use the Company's services in accordance with the Technology Services Agreement or pay a proportionate termination fee.


     Under certain circumstances, American can also request that the Company exclude third parties from using a product and pay the Company's cost of excluding third party customers.


     The parties have agreed to apply the financial terms of the Technology Services Agreement as of January 1, 1996.

     MANAGEMENT SERVICES AGREEMENT

     The Company and American are parties to the Management Services Agreement, dated July 1, 1996 pursuant to which American performs various management services for the Company, including treasury, risk management and tax, and similar administrative services, that American has historically provided to the Company. The Company expects to pay American approximately $21 million for such services in 1996, subject to adjustment based on service levels and negotiated prices. Amounts charged to the Company under this agreement approximate American's cost of providing the services plus a margin. The Management Services Agreement will expire on June 30, 1999 unless terminated earlier by either party if American and the Company are no longer under common control or by American if the Technology Services Agreement is terminated. Except for certain services relating to consolidated operations or corporate policy of AMR, which the Company is required to purchase during the term of the Management Services Agreement, the Company or American may terminate any service with prior notice of either three or six months, depending on the annual price of the service. The parties have agreed to apply the financial terms of the Management Services Agreement as of January 1, 1996.

     TAX SHARING AGREEMENT

     The Company and AMR have entered into the Tax Sharing Agreement which provides for the allocation of tax liabilities during the tax periods the Company is part of consolidated federal, state and local income tax returns filed by AMR. In addition, the Tax Sharing Agreement sets out certain benefits and obligations of the Company and AMR for tax matters relating to periods before the Reorganization and for certain benefits and obligations that would affect the Company or AMR in the future if the Company ceased to be a member of AMR's consolidated group for federal income tax purposes. The Tax Sharing Agreement generally requires the Company to pay to AMR the amount of federal, state and local income taxes that the Company would have paid had it ceased to be a member of the AMR consolidated tax group for periods after the Reorganization. The Company is jointly and severally liable for the federal income tax of AMR and the other companies included in the consolidated return for all periods in which the Company is included in the AMR consolidated group. AMR has agreed, however, to indemnify the Company for any liability for taxes reported or required to be reported on a consolidated return.

     Except for certain items specified in the Tax Sharing Agreement, AMR generally retains any potential tax benefit carryforwards, and remains obligated to pay all taxes, attributable to periods before the Reorganization. The Tax Sharing Agreement also grants the Company certain limited participation rights in any dispute with tax authorities.

     MARKETING COOPERATION AGREEMENT

     The Company and American are parties to the Marketing Cooperation Agreement, dated as of July 1, 1996, pursuant to which American will provide marketing support for 10 years for the Company's Professional SABRE product targeted to travel agencies and for five years for BTS, Travelocity and easySABRE. The Marketing Cooperation Agreement may be terminated by either party prior to June 30, 2006 if the other party fails to perform its obligations thereunder.

     Under the Marketing Cooperation Agreement, American's marketing efforts will include ongoing promotional programs to assist in the sale of those SABRE products, development with the Company of an annual sales plan, sponsorship of sales/promotional events and the targeting of potential customers. The Company will pay American for its marketing support for Professional SABRE a fee, the amount of which may increase or decrease, depending on total SABRE booking volumes generated by certain Professional SABRE subscribers in the U.S., the Caribbean and elsewhere and on SABRE's market share of travel agency bookings in those areas. That fee will range between $20 million and $30 million for 1996 and between $10 million and $30 million thereafter. As payment for American's support of the Company's promotion of BTS, Travelocity and easySABRE, the Company will pay American a marketing fee based upon booking volumes through those products. The amounts payable under the preceding sentence are expected to range from approximately $1 million in the first year of the Marketing Cooperation Agreement to approximately $12 million in the fifth year. Additionally, the Company has guaranteed to American certain cost savings in the fifth year of the Marketing Cooperation Agreement. If American does not achieve those savings, the Company will pay American any shortfall, up to a maximum of $50 million. The parties have agreed to apply the financial terms of the Marketing Cooperation Agreement as of January 1, 1996.


     NON-COMPETITION AGREEMENT



     The Company, AMR and American have entered into a Non-Competition Agreement, dated July 1, 1996 (the "Non-Competition Agreement"), pursuant to which AMR and American, on behalf of themselves and certain, but not all, of their subsidiaries, have agreed to limit their competition with the Company's businesses of (i) electronic travel distribution, (ii) development, maintenance, marketing and licensing of software for travel agency, travel, transportation and logistics management, (iii) computer system integration, (iv) development, maintenance and operation of a data processing center providing data processing services to third parties and (v) travel industry, transportation and logistics consulting services relating primarily to computer technology and automation. Under the Non-Competition Agreement, American and AMR may develop, operate, market and provide in compliance with all applicable laws an American Airlines branded electronic travel distribution that gives a display preference to American's flights. The Non-Competition Agreement prohibits American or AMR, however, from providing such system to any travel agency that generated 25% or more of its bookings through SABRE during the preceding six calendar months. Additionally, in the event any airline competing with American engages in an activity in connection with such airline's transportation business, and if the restrictions imposed by the Non-Competition Agreement would prevent American from engaging in the same activity and place American at a disadvantage, then American may engage in such activity, subject to American and the Company consulting about means to mitigate the effect on the Company of American's engaging in such activity. American and AMR may also license to third parties any software that is owned by AMR, American or other AMR affiliates in response to a request or offer from such third parties. The Non-Competition Agreement expires on December 31, 2001. American may terminate the Non-Competition Agreement, however, upon 90 days notice to the Company if the Technology Services Agreement is terminated by American as a result of an egregious breach thereof by the Company.


     TRAVEL AGREEMENTS

     The Company and American are parties to the Travel Privileges Agreement, dated July 1, 1996, pursuant to which the Company is entitled to purchase personal travel for its employees and retirees at reduced fares. The Company estimates that its cost for such services during 1996 will be approximately $15 million. The Travel Privileges Agreement will expire on June 30, 2008. The Company and American are also parties to the Corporate Travel Agreement, dated July 1, 1996, pursuant to which the Company receives discounts for certain flights purchased on American. In exchange, the Company must use American for a certain percentage of its air travel as compared to all other air carriers combined. If the Company fails to meet the applicable percentage on an average basis over any calendar quarter, American may terminate the agreement upon 60 days' notice. The Company estimates that its costs for such services during 1996 will be approximately $32 million. The Corporate Travel Agreement will expire on June 30, 1998. The parties have agreed to apply the financial terms of the Travel Privileges Agreement and the Corporate Travel Agreement as of January 1, 1996.

     CREDIT AGREEMENT

     In order to allow AMR to manage efficiently the cash needs of its subsidiaries, the Company, AMR and American are parties to the Credit Agreement pursuant to which the Company is required to borrow from American, and American is required to lend to the Company, any amount required by the Company to fund its daily cash requirements. In addition, American may, but is not required to, borrow from the Company to fund its daily cash requirements, and the Company is required, with minor exceptions, to lend to American if the Company has excess cash available. The maximum amount that the Company may borrow at any time from American under the Credit Agreement is $300 million. The maximum amount that American may borrow at any time from the Company under the Credit Agreement is $100 million. If the Company's credit rating is better than "B" on the Standard & Poor's Ratings Service scale (or an equivalent thereof) or American has excess cash to lend to the Company, the interest rate to be charged to the Company will be the sum of (a) the higher of (i) American's average rate of return on short-term investments for the month in which borrowings occurred or (ii) the actual rate of interest paid by American to borrow funds to make a loan to the Company under the Credit Agreement, plus (b) an additional spread based upon the Company's credit risk. If the Company's credit rating is "B" or below on the Standard & Poor's Ratings Service scale (or an equivalent thereof) and American does not have excess cash to lend to the Company, the interest rate to be charged to the Company will be the lower of (a) the sum of (i) the borrowing cost incurred by American to draw on its revolving credit facility to make the advance plus (ii) an additional spread based on the Company's credit risk or (b) the sum of (i) the cost at which the Company could borrow funds from an independent party plus (ii) one half of the margin American pays to borrow under its revolving credit facility. The Company believes that the interest rate it will be charged by American could, at times, be slightly above the rate at which the Company could borrow externally; however, no standby fees for the Credit Agreement will be required to be paid by either party. The interest rate to be charged to American will be the Company's average investment rate for the months in which borrowing occurred plus an additional spread based upon American's credit risk. On any business day that either party has excess cash available, it must use that cash to repay any outstanding loans it has under the Credit Agreement. Loans under the Credit Agreement are not intended as long-term financing. At the end of each quarter, regardless of whether it has excess cash available, American must pay all amounts owing under the Credit Agreement to the Company. The Credit Agreement will terminate on June 30, 1999, unless earlier terminated at the election of one of the parties upon the occurrence of certain events, including the termination of the Management Services Agreement or the cessation of AMR's beneficial ownership of 50% or more of the capital stock of either the Company or American. The Company has certain rights of offset against the $850,000,000 Debenture and other debt owed by the Company to American and AMR if American fails to make quarterly and final payments when due under the Credit Agreement.


     OTHER AGREEMENTS


     In addition to the agreements set forth above, the Company and AMR are parties to a Registration Rights Agreement described under "Shares Eligible for Future Sale." Additionally, the Company and American are parties to a Participating Carrier Agreement pursuant to which American participates as an associate in SABRE. This Participating Carrier Agreement with American is in substantially the same form as each other Participating Carrier Agreement to which the Company is a party. The Company and American are also parties to a Software Marketing Agreement pursuant to which the Company may not sell or license specified applications to certain competitors of American. The Company also has, or expects to enter into, other agreements with American or other AMR affiliates, pursuant to which the Company does not expect to receive or pay material amounts.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 250,000,000 shares of Class A Common Stock, 107,374,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock. None of the Class A Common Stock or Preferred Stock is outstanding as of the date hereof. Of the 250,000,000 shares of Class A Common Stock authorized, 20,200,000 are being offered in the Offerings (23,230,000 shares if the Underwriters' over-allotment options are exercised in full), 107,374,000 shares will be reserved for issuance upon conversion of Class B Common Stock into Class A Common Stock and 3,250,000 shares have been reserved for issuance pursuant to certain employee benefits plans. See "Management -- Compensation of Directors" and "Management -- Executive Compensation -- The Company's Long-Term Incentive Plan." Of the 107,374,000 shares of Class B Common Stock authorized, 107,374,000 will be outstanding and held by AMR upon consummation of the Offerings. The following summary description of the capital stock of the Company is qualified by reference to the Certificate of Incorporation and Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement.


COMMON STOCK

     VOTING RIGHTS.

     The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 10 votes per share on all matters to be voted on by stockholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Company's Certificate of Incorporation generally must be approved by a majority of the combined voting power of all Class A Common Stock and Class B Common Stock voting together as a single class. However, amendments to the Company's Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Certificate of Incorporation to increase the authorized shares of any class or authorize the creation, authorization or issuance of any securities convertible into, or warrants or options to acquire, shares of any such class or classes of stock shall be approved by the affirmative vote of the holders of a majority of the Common Stock, voting together as a single class.


     Effective as of the first time at which AMR shall cease to be the beneficial owner of an aggregate of at least a majority of the voting power of the Voting Stock (as defined herein) of the Company then outstanding (the "Trigger Date"), amendments to certain provisions of the Certificate of Incorporation will require the approval of 80% of the combined voting power of all Class A Common Stock and Class B Common Stock, voting together as a single class.


     DIVIDENDS.

     Holders of Class A Common Stock and Class B Common Stock will share in an equal amount per share in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of Class A Common Stock and shares of Class B Common Stock may be paid only to holders of Class B Common Stock and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

     CONVERSION.

     Each share of Class B Common Stock is convertible while held by AMR or any of its subsidiaries at such holder's option into one share of Class A Common Stock. Following the occurrence of a Tax-Free Spin-Off (as hereinafter defined), if any, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof.


     Except as provided below, any shares of Class B Common Stock transferred to a person other than AMR or any of its subsidiaries or the Class B Transferee (as defined below) shall automatically convert to shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock representing more than a 50% economic interest in the Company transferred by AMR or any of its subsidiaries in a single transaction to one unrelated person (the "Class B Transferee") or any subsidiary of the Class B Transferee shall not automatically convert to shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by AMR or its subsidiaries following any such transfer of shares of Class B Common Stock to the Class B Transferee shall automatically convert into shares of Class A Common Stock upon such transfer. Shares of Class B Common Stock transferred to stockholders of AMR or stockholders of the Class B Transferee in a transaction intended to be on a tax-free basis (a "Tax-Free Spin-Off") under the Code shall not convert to shares of Class A Common Stock upon the occurrence of such Tax-Free Spin-Off.

     Following a Tax-Free Spin-Off, shares of Class B Common Stock shall be transferred as Class B Common Stock, subject to applicable laws; provided, however, that shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, AMR, or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such conversion could adversely affect the ability of AMR, or the Class B Transferee, as the case may be, to obtain a favorable ruling from the Internal Revenue Service that the transfer would be a Tax-Free Spin-Off. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off, unless AMR or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such anniversary that such vote could adversely affect the status of the Tax-Free Spin-Off, including the ability to obtain a favorable ruling from the Internal Revenue Service; if such opinion is so delivered, such vote shall not be held. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. The requirement to submit such conversion to a vote of the holders of the Common Stock is intended to ensure that tax-free treatment of the Tax-Free Spin-Off is preserved should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement currently required by the Code for a tax-free spin-off.

     OTHER RIGHTS.

     On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

     No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.

     Upon consummation of the Offerings, all the outstanding shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     As of the date of this Prospectus, no shares of Preferred Stock are outstanding. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences and rights of such series, and the qualifications, limitations and restrictions thereof, including (i) the designation of the series; (ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding); (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series; (iv) the conditions upon which and the dates at which dividends, if any, will be payable, and the relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of stock; (v) the redemption rights and price or prices, if any, for shares of the series; (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (vii) the amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; (ix) restrictions on the issuance of shares of the same series or of any other class or series; and (x) the voting rights, if any, of the holders of shares of such series.

     The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock outstanding, or in the amount of voting securities outstanding, of at least 20%.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage a potential acquiror from making, without first negotiating with the Board of Directors, an acquisition attempt through which such acquiror may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

BUSINESS COMBINATION STATUTE

     As a corporation organized under the laws of the State of Delaware, the Company will be subject to Section 203 of the DGCL, which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the time that the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Because AMR became an interested stockholder at a time when the restrictions did not apply, the restrictions will not apply to any business combination with AMR.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation of the Company does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

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

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The summary set forth below describes certain provisions of the Certificate of Incorporation and Bylaws. The summary is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Certain of the provisions of the Certificate of Incorporation and Bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include (i) restrictions on the rights of stockholders to remove directors, (ii) prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting and (iii) requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders. In addition, the Certificate of Incorporation contains provisions relating to the allocation of certain corporate opportunities and resolution of certain potential conflicts of interest. See "-- Corporate Opportunity and Conflict of Interest Policies."

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL; NUMBER OF DIRECTORS; FILLING VACANCIES

     The Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors -- except for directors who may be elected by the holders of Preferred Stock or any other series or class of stock -- will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. One class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1997, another class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1998 and another class is to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999. Each director is to hold office until his or her successor is duly elected and qualified. Commencing with the 1997 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

     The Bylaws provide that, subject to any rights of holders of Preferred Stock or any other series or class of stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors (the "Whole Board"), with the Whole Board consisting of not more than twelve nor less than three directors. The Bylaws also provide that, subject to any rights of holders of Preferred Stock or any other series or class of stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the Bylaws, the Board of Directors could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.

     The Certificate of Incorporation and Bylaws of the Company provide that, subject to the rights of holders of Preferred Stock or any other series or class of stock to elect directors under specified circumstances, effective as of the Trigger Date, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class; provided however, that prior to the Trigger Date, directors may be removed, without cause, with the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a class.

     The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, the classification of the Board of Directors could tend to reduce the likelihood of fluctuations in the market price of the Common Stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The Certificate of Incorporation and Bylaws of the Company provide that, effective as of the Trigger Date, and subject to the rights of any holders of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board or the Chairman of the Board; provided that, prior to the Trigger Date, special meetings can also be called at the request of the holders of a majority of the voting power of the then outstanding Voting Stock. Effective as of the Trigger Date, stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Certificate of Incorporation and Bylaws of the Company prohibiting stockholder action by written consent and permitting special meetings to be called only by the Chairman or at the request of a majority of the Whole Board may have the effect, as of the Trigger Date, of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman or a majority of the Whole Board by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

     ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Company's Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the Board of Directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations or proposals to be made at an annual meeting to be timely, such notice must be received by the Company not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting (or, in the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, not earlier than the 120th day prior to such meeting and not later than the later of (x) the 90th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 120th day before such meeting and not later than the later of (x) the 90th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made. If the Chairman of the Board or other officer presiding at a meeting determines at or prior to the meeting that a person was not nominated or other business was not brought before the meeting in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board of Directors, will provide the Board of Directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board of Directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

     The Stockholder Notice Procedure does not apply to AMR and its affiliates prior to the Trigger Date.

     AMENDMENTS

     The Certificate of Incorporation and Bylaws require that, effective as of the Trigger Date, any amendment to the provisions of the Bylaws or to certain provisions of the Certificate of Incorporation, including those provisions discussed above, must be approved by the holders of at least 80% of the Voting Stock. This requirement, as of the Trigger Date, will prevent a stockholder with only a majority of the Common Stock from avoiding the requirements of the provisions discussed above by amending or repealing such provisions. The Certificate of Incorporation further provides that the Bylaws may be amended by the Company's Board of Directors.

     LIABILITY OF DIRECTORS; INDEMNIFICATION

     The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of such provision shall not adversely affect any right or protection of a director existing under such provision for any act or omission occurring prior to such amendment or repeal.

     The Bylaws provide that the Company will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership or other enterprise. The Bylaws provide that this indemnification will be from and against expenses, judgments, fines and amounts paid in settlement by the indemnitee. However, this indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company.

     CORPORATE OPPORTUNITY AND CONFLICT OF INTEREST POLICIES

     In order to address certain potential conflicts of interest between the Company and AMR, the Certificate of Incorporation contains provisions concerning the conduct of certain affairs of the Company as they may involve AMR and its subsidiaries (other than the Company and its subsidiaries) and their respective officers and directors, and the powers, rights, duties and liabilities of the Company and its subsidiaries and their respective officers, directors and stockholders in connection therewith. In general, these provisions recognize that the Company and AMR and their respective subsidiaries may engage in the same or similar business activities and lines of business and have an interest in the same areas of corporate opportunities and that the Company and AMR and their subsidiaries will continue to have contractual and business relations with each other (including service of officers and directors of AMR as directors of the Company). See "Management -- Directors and Executive Officers."

     For purposes of these provisions, the terms "Company" and "AMR" include their subsidiaries and other entities in which they respectively beneficially own, directly or indirectly, 50 percent or more of the outstanding voting securities or interests (except that "AMR" does not include the Company and its subsidiaries and such other entities), and, in the case of AMR, all successors to AMR by way of merger, consolidation or sale of all or substantially all its assets.

     The Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to these provisions.

     CORPORATE OPPORTUNITY POLICY. The Certificate of Incorporation provides that, except as AMR may otherwise agree in writing, AMR will have the right (i) to engage in the same or similar business activities or lines of business as the Company, (ii) to do business with any potential or actual client, customer or supplier of the Company and (iii) to employ or engage any officer or employee of the Company. Neither AMR nor any officer or director thereof will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of these activities.

     If AMR acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both AMR and the Company, AMR will have no duty to communicate that opportunity to the Company. Furthermore, AMR will not be liable to the Company or its stockholders because AMR pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to the Company.

     If a director or officer of the Company who is also a director or officer of AMR acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company and AMR, the Certificate of Incorporation requires that the director or officer of the Company act in good faith in accordance with the following three-part policy, and a director or officer so acting is deemed to have acted reasonably and in good faith and fully to have satisfied his or her duties of loyalty and fiduciary duties to the Company and its stockholders with respect to such opportunity.

     First, a corporate opportunity offered to any person who is a director but not an officer of the Company and who is also an officer (whether or not a director) of AMR will belong to AMR, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of the Company, in which case the opportunity will belong to the Company.


     Second, a corporate opportunity offered to any person who is an officer (whether or not a director) of the Company and who is also a director but not an officer of AMR will belong to the Company, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of AMR, in which case the opportunity will belong to AMR.



     Third, a corporate opportunity offered to any other person who is either an officer of both the Company and AMR or a director of both the Company and AMR will belong to AMR or to the Company, as the case may be, if the opportunity is expressly offered to the person primarily in his or her capacity as an officer or director of AMR or of the Company, respectively. Otherwise, the opportunity will belong to AMR.


     Under the Certificate of Incorporation, any corporate opportunity that belongs to AMR or to the Company pursuant to the foregoing policy will not be pursued by the other (or directed by the other to another person or entity) unless and until AMR or the Company, as the case may be, determines not to pursue the opportunity. If the party to whom the corporate opportunity belongs does not, however, within a reasonable period of time, begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may pursue such opportunity (or direct it to another person or entity).

     A director or officer of the Company who acts in accordance with the foregoing three-part policy: (i) will be deemed fully to have satisfied his or her fiduciary duties to the Company and its stockholders with respect to such corporate opportunity; (ii) will not be liable to the Company or its stockholders for any breach of fiduciary duty by reason of the fact that AMR pursues or acquires such opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such opportunity to the Company; (iii) will be deemed to have acted in good faith and in a manner he or she reasonably believes to be in the best interests of the Company; and (iv) will be deemed not to have breached his or her duty of loyalty to the Company or its stockholders and not to have derived an improper benefit therefrom.

     Under the Certificate of Incorporation, "corporate opportunities" potentially allocable to the Company consist of business opportunities which (i) the Company is financially able to undertake; (ii) are, from their nature, in the Company's line or lines of business and are of practical advantage to the Company; and (iii) are ones in which the Company has an interest or reasonable expectancy.

In addition, "corporate opportunities" do not include transactions in which the Company or AMR is permitted to participate pursuant to any agreement between the Corporation and AMR that is in effect as of the time any equity security of the Company is held of record by any person other than AMR or subsequently entered into with the approval of the Disinterested Directors.

     For purposes of these corporate opportunity provisions, a director of the Company who is chairman of the Board of Directors (or a committee thereof) or chief executive officer will not be deemed to be an officer of the Company by reason of holding such position, unless such person is a full-time employee of the Company.

     CONFLICT OF INTERESTS POLICY. The Certificate of Incorporation provides that no contract, agreement, arrangement or transaction between the Company and AMR or any customer or supplier or any entity in which a director of the Company has a financial interest (a "Related Entity"), or between the Company and one or more of the directors or officers of the Company, AMR or any Related Entity, or any amendment, modification or termination thereof, will be voidable solely because AMR or such customer or supplier, any Related Entity, or any one or more of the officers or directors of the Company, AMR or any Related Entity are parties thereto, or solely because any such directors or officers are present at or participate in the meeting of the Board of Directors or committee thereof which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination (each, a "Transaction") or solely because their votes are counted for such purpose, if a specified standard is satisfied. That standard will be satisfied, and AMR, the Related Entity and the directors and officers of the Company, AMR or the Related Entity (as applicable) will be deemed to have acted reasonably and in good faith (to the extent such standard is applicable to such person's conduct) and fully to have satisfied any duties of loyalty and fiduciary duties they may have to the Company and its stockholders with respect to such transaction if any of the following four requirements are met:

          (i) the material facts as to the Transaction are disclosed or known to the Board of Directors or the committee thereof that authorizes the Transaction, and the Board of Directors or such committee in good faith approves the Transaction by a majority of the Disinterested Directors on the Board of Directors or such committee, even if the Disinterested Directors are less than a quorum;

          (ii) the material facts as to the Transaction are disclosed or known to the holders of Voting Stock entitled to vote thereon, and the Transaction is specifically approved by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or such Related Entity, voting together as a single class;

          (iii) the Transaction is effected pursuant to guidelines which are in good faith approved by a majority of the Disinterested Directors on the Board of Directors or the applicable committee thereof or by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or such Related Entity, voting together as a single class; or

          (iv) the Transaction is fair to the Company as of the time it is approved by the Board of Directors, a committee thereof or the stockholders of the Company.


     The Certificate of Incorporation also provides that any such Transaction authorized, approved or effected, and each of such guidelines so authorized or approved, as described in (i), (ii) or (iii) above, shall be deemed to be entirely fair to the Company and its stockholders; provided that, if such authorization or approval is not obtained, or such Transaction is not so effected, no presumption shall arise that such Transaction or guideline is not fair to the Company and its stockholders. In addition, the Certificate of Incorporation provides that AMR shall not be liable to the Company or its stockholders for breach of any fiduciary duty that AMR may have by reason of the fact that AMR takes any action in connection with any transaction between AMR and the Company.

     Effective as of the Trigger Date, the affirmative vote of the holders of more than 80 percent of the outstanding Voting Stock, voting together as a single class, will be required to alter, amend or repeal any of these conflict of interest or corporate opportunity provisions in a manner adverse to the interests of AMR.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     The Certificate of Incorporation authorizes the Board of Directors to create and issue rights entitling the holders thereof to purchase from the Company shares of capital stock or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights includes, but is not limited to, determination of (i) the purchase price of the capital stock to be purchased upon exercise of such rights; (ii) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the Company; (iii) provisions which adjust the number or exercise price of such rights or amount or nature of the stock receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the Company, a change in ownership of the Company's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Company or any stock of the Company, and provisions restricting the ability of the Company to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Company under such rights;
(iv) provisions which deny the holder of a specified percentage of the outstanding securities of the Company the right to exercise such rights and cause such rights held by such holder to become void; (v) provisions which permit the Company to redeem or exchange such rights; and (vi) the appointment of the rights agent with respect to such rights. This provision is intended to confirm the authority of the Board of Directors to issue such share purchase rights or other rights to purchase stock or securities of the Company or any other corporation.

LISTING


     Application has been made for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "TSG."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.


     Upon completion of the Offerings, the Company will have 20,200,000 shares of Class A Common Stock issued and outstanding (23,230,000 if the Underwriters' over-allotment options are exercised in full) and 107,374,000 shares of Class B Common Stock issued and outstanding. All of the shares of Class A Common Stock to be sold in the Offerings will be freely tradable without restrictions or further registration under the Securities Act, except that shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144) will be subject to the resale limitations of Rule 144. All of the outstanding shares of Class B Common Stock are owned by AMR and have not been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration ("Restricted Shares"). Restricted Shares will become eligible for resale in the public market at various dates in the future.

     The Restricted Shares will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and will be eligible for sale in the open market after the Offerings subject to the contractual lockup provisions and applicable requirements of Rule 144 described below. In addition, for as long as AMR is able to cause a majority of the Company's Board of Directors to be elected, it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by it, in which event such shares could be sold publicly upon the effectiveness of any such registration without restriction. AMR may also, at any time following the contractual lockup provisions described below, sell any or all of the Class B Common Stock in a private placement without regard to the Rule 144 restrictions described below.

     In general, under Rule 144 as currently in effect, if a period of at least two years has elapsed between the later of the date on which "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date on which they were acquired from an "affiliate" of the Company (an "Affiliate", as that term is defined in Rule 144), then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the two-year period. Under Rule 144(k), if a period of at least three years has elapsed between the later of the date on which restricted shares were acquired from the Company and the date on which they were acquired from an Affiliate, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. The foregoing description of Rule 144 is not intended to be a complete description thereof.


     Sales of significant amounts of the Common Stock, or the perception that such sales could occur, could have an adverse impact on the market price of the Class A Common Stock. The Company has agreed that during the period beginning on the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock, any securities of the Company that are substantially similar to the shares of the Class A Common Stock or that are convertible or exchangeable into Class A Common Stock or securities that are substantially similar to the shares of the Class A Common Stock (other than pursuant to employee stock option plans existing, or on conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of Goldman, Sachs & Co., on behalf of the U.S. Underwriters, except for the shares of Class A Common Stock offered in connection with the Offerings. AMR has agreed that during the period beginning on the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock, any securities of the Company that are substantially similar to the shares of Class A Common Stock, or that are convertible or exchangeable into Class A Common Stock or securities that are substantially similar to the shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., on behalf of the U.S. Underwriters. See "Underwriting."

     The Company and AMR are also parties to the Registration Rights Agreement pursuant to which AMR may demand registration under the Securities Act of shares of the Company's capital stock held by it at any time subject to its agreement not to sell any shares prior to the expiration of 180 days from the date of this Prospectus. The Company may postpone such a demand under certain circumstances. In addition, AMR may request the Company to include shares of the Company's capital stock held by it in any registration proposed by the Company of such capital stock under the Securities Act.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:


                                                                      NUMBER OF SHARES
                                                                         OF CLASS A
                                UNDERWRITER                             COMMON STOCK
        ------------------------------------------------------------  ----------------
        Goldman, Sachs & Co.........................................
        J.P. Morgan Securities Inc..................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...................................
        Salomon Brothers Inc .......................................
                                                                          ---------
                  Total.............................................     16,160,000
                                                                          =========


     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     At the request of the Company, the Underwriters have reserved up to
approximately   % of the shares of the Class A Common Stock offered hereby for sale at the public offering price to the directors, officers and employees of the Company, officers and directors of AMR and certain other persons who have expressed an interest in purchasing shares. The number of shares available to the general public will be reduced to the extent persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as other shares offered by this Prospectus.



     The Company and AMR have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 4,040,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives acting on behalf of the International Underwriters are Goldman Sachs International, J.P. Morgan Securities Ltd., Merrill Lynch International and Salomon Brothers International Limited.


     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,424,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 20,200,000 shares of Class A Common Stock offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 606,000 additional shares of Class A Common Stock.



     The Company has agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company that are substantially similar to the shares of Common Stock or that are convertible or exchangeable into Common Stock or securities that are substantially similar to the shares of Common Stock (other than pursuant to employee stock option plans which exist on, or are described herein to be implemented after, the date of this Prospectus, or on conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of Goldman, Sachs & Co., on behalf of the Underwriters, except for the shares of Class A Common Stock offered in connection with the Offerings. AMR has agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company that are substantially similar to the shares of Common Stock or that are convertible or exchangeable into Common Stock or securities that are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., on behalf of the Underwriters.


     Goldman, Sachs & Co., on behalf of the Underwriters, have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Prior to this Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price was negotiated among the Company and Goldman, Sachs & Co., on behalf of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.


     Application has been made for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "TSG." In order to meet one of the requirements for listing the Class A

Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Class A Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

     The Underwriters perform investment banking and financial advisory and other financial services for the Company and its affiliates from time to time.

     The Company and AMR have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a discussion of certain of the anticipated United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not deal with all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not deal with state, local and non-U.S. tax consequences. Prospective non-U.S. investors should consult their own tax advisors regarding the United States and other tax consequences of owning and disposing of Class A Common Stock.

DIVIDENDS

     Generally, any dividend paid to a Non-U.S. Holder with respect to Class A Common Stock will be subject to United States withholding tax at a rate of 30% of the amount of the dividend, or at a lesser applicable treaty rate. However, if the dividend is effectively connected with a United States trade or business of a Non-U.S. Holder, it will be subject to the regular United States federal income tax, rather than the 30% withholding tax, except as otherwise provided in an applicable treaty. Under certain circumstances, any such effectively connected dividends received by a foreign corporation may also be subject to an additional branch profits tax.

     Under current Treasury regulations, dividends paid to an address in a foreign country are generally presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate. However, Treasury Regulations proposed to be effective for payments made after December 31, 1997 (the "Proposed Regulations"), which have not finally been adopted, would require a Non-U.S. Holder to file a form to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such form would contain the holder's name and address and certain other information.

SALES OF CLASS A COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income or withholding tax on any gain realized upon the sale of Class A Common Stock unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the sale and certain other conditions are satisfied, or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes (which the Company does not believe it is or has been) and certain other conditions are satisfied, and no treaty exception is applicable.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, dividends paid to Non-U.S. Holders with respect to Class A Common Stock outside the United States that are subject to the 30% withholding tax or the reduced treaty rate of withholding tax will be exempt from any backup withholding tax. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to the Class A Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's taxpayer identification number) in the manner required by United States law and applicable regulations.

     The payment of the proceeds of the disposition of Class A Common Stock by a Non-U.S. Holder to or through a United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies, in a suitable form, as to its non-U.S. tax status or otherwise establishes an exemption. The payment of the proceeds of the disposition to or through a non-U.S. office of a broker will not be subject to backup withholding, but may be subject to information reporting if the broker is
(i) a U.S. person, (ii) a foreign person that is a controlled foreign corporation for United States tax purposes, or (iii) a foreign person 50% or more of whose gross income for a specified 3-year period is effectively connected with the conduct of a trade or business within the United States.

     The Proposed Regulations will, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations provide certain presumptions under which a Non-U.S. Holder may be subject to backup withholding in the absence of required certifications.

ESTATE TAX

     Class A Common Stock that is beneficially owned by an individual who is neither a citizen nor a resident of the United States at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company as of December 31, 1994 and December 31, 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original registration statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, including exhibits thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering of the Company's Class A Common Stock, the Company will become subject to the reporting requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing interim financial information for each of the first three quarters of each year.

                                   TRADEMARKS


     The following registered and unregistered trademarks used herein are owned by the Company or one of its subsidiaries: SABRE, Travelocity, easySABRE, Turbo SABRE, Planet SABRE, Business Travel Solutions, CARS Plus, SHAARP Plus, SABRErail, SABRE TourGuide, SABRE Navigator, SABRE CruiseDirector, Basic Booking Request, Direct Connect Availability, Fare Action Evaluator, AIRPRICE, AIRCREWS, AIRFLITE and SABRE Wireless.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                       ----
Pro Forma Condensed Consolidated Financial Information...............................   F-2
  Pro Forma Condensed Consolidated Balance Sheet for June 30, 1996...................   F-3
  Pro Forma Condensed Consolidated Statement of Income for the year ended December
     31, 1995........................................................................   F-4
  Pro Forma Condensed Consolidated Statement of Income for the six months ended June
     30, 1995........................................................................   F-5
  Pro Forma Condensed Consolidated Statement of Income for the six months ended June
     30, 1996........................................................................   F-6
  Notes to Pro Forma Condensed Consolidated Financial Statements.....................   F-7
Consolidated Financial Statements
  Report of Ernst & Young LLP, Independent Auditors..................................   F-9
  Consolidated Balance Sheets for December 31, 1995 and 1994 and June 30, 1996.......  F-10
  Consolidated Statements of Income and Stockholder's Net Investment for the years ended December 31, 1995, 1994 and 1993 and the six months ended June 30, 1996 and 1995........................................................................  F-11
  Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993 and the six months ended June 30, 1996 and 1995........................  F-12
  Notes to Consolidated Financial Statements.........................................  F-13

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The accompanying pro forma condensed consolidated financial statements are based upon the historical financial statements of the Company and assume the Reorganization and the Affiliate Agreements and the Offerings were consummated at June 30, 1996, with respect to the unaudited pro forma condensed consolidated balance sheet and on January 1, 1995 with respect to the unaudited pro forma condensed consolidated statements of income.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated as presented in the accompanying pro forma condensed consolidated financial statements, nor is it necessarily indicative of future results of operations.

     The pro forma condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and related notes thereto of the Company included elsewhere herein.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996
                                   UNAUDITED

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                     ASSETS


                                                                     PRO FORMA
                                                                    ADJUSTMENTS        PRO FORMA AS                    PRO FORMA
                                                                      FOR THE        ADJUSTED FOR THE   PRO FORMA      AS FURTHER
                                                                   REORGANIZATION     REORGANIZATION   ADJUSTMENTS      ADJUSTED
                                                                   AND AFFILIATE      AND AFFILIATE      FOR THE        FOR THE
                                                       HISTORICAL    AGREEMENTS         AGREEMENTS      OFFERINGS      OFFERINGS
                                                       ----------  --------------    ----------------  -----------     ----------
CURRENT ASSETS
  Cash and cash equivalents........................... $  187,089                       $  187,089      $ 409,064(h)   $  227,996
                                                                                                         (368,157)(i)
  Accounts receivable, net............................    209,697                          209,697                        209,697
  Prepaid expenses....................................     12,075                           12,075                         12,075
  Deferred income taxes...............................     40,717                           40,717                         40,717
                                                        ---------                       ----------      ---------      ----------
        TOTAL CURRENT ASSETS..........................    449,578                          449,578         40,907         490,485
PROPERTY AND EQUIPMENT
  Buildings and leasehold improvements................     11,243    $  281,399(c)         292,642                        292,642
  Furniture, fixtures and equipment...................      4,460        16,430(c)          20,890                         20,890
  Service contract equipment..........................    545,355                          545,355                        545,355
  Computer equipment..................................    318,928                          318,928                        318,928
                                                        ---------     ---------         ----------      ---------      ----------
                                                          879,986       297,829          1,177,815              0       1,177,815
  Less accumulated depreciation and amortization......   (533,740)     (104,621)(c)       (638,361)                      (638,361)
                                                        ---------     ---------         ----------      ---------      ----------
        TOTAL PROPERTY AND EQUIPMENT..................    346,246       193,208            539,454              0         539,454
OTHER ASSETS..........................................     59,997                           59,997                         59,997
                                                        ---------     ---------         ----------      ---------      ----------
        TOTAL ASSETS.................................. $  855,821    $  193,208         $1,049,029      $  40,907      $1,089,936
                                                        =========     =========         ==========      =========      ==========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.................................... $   44,853                       $   44,853                     $   44,853
  Accrued compensation and related benefits...........     41,972                           41,972                         41,972
  Other accrued liabilities...........................     84,829                           84,829                         84,829
  Note payable to AMR.................................     54,102    $  (54,102)(d)             --                             --
                                                        ---------     ---------         ----------                     ----------
        TOTAL CURRENT LIABILITIES.....................    225,756       (54,102)           171,654                        171,654
DEFERRED INCOME TAXES.................................     24,876        34,115(c)          36,449                         36,449
                                                                        (19,500)(g)
                                                                         (3,042)(f)
PENSION BENEFITS......................................         --        50,000(g)          50,000                         50,000
OTHER POSTRETIREMENT BENEFITS.........................     40,627         7,800(f)          48,427                         48,427
OTHER LIABILITIES.....................................     13,375                           13,375                         13,375
DEBENTURE PAYABLE to AMR..............................         --       850,000(e)         850,000      $(368,157)(i)     481,843
STOCKHOLDERS' EQUITY
  Preferred Stock: $0.01 par value; 20,000,000 shares
    authorized; no shares issued......................         --                               --                             --
  Common Stock
    $0.01 par value; 1,000 shares authorized and
      issued and outstanding..........................         --            --(a)              --             --(h)           --
    Class A: $0.01 par value; 250,000,000 shares
      authorized; 20,200,000 shares issued and
      outstanding.....................................         --                               --            202(h)          202
    Class B: $0.01 par value; 107,374,000 shares
      authorized; 107,374,000 shares issued and
      outstanding.....................................         --                               --          1,074(h)        1,074
  Additional paid-in-capital..........................         --                               --        407,788(h)      407,788
    Formation of Company..............................                       --(a)
    Reclassify AMR's net investment...................                  551,187(b)
    Contribution of assets by American................                  159,093(c)
    Note payable capitalized..........................                   54,102(d)
    Issuance of Debenture to AMR......................                 (764,382)(e)
  Retained earnings (deficit).........................         --                         (120,876)                      (120,876)
    Issuance of Debenture to AMR......................                  (85,618)(e)
    Postretirement flight benefits....................                   (4,758)(f)
    Net pension liability.............................                  (30,500)(g)
    Stockholder's net investment......................    551,187      (551,187)(b)             --                             --
                                                        ---------     ---------         ----------      ---------      ----------
        TOTAL STOCKHOLDERS' EQUITY....................    551,187      (672,063)          (120,876)       409,064         288,188
                                                        ---------     ---------         ----------      ---------      ----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.... $  855,821    $  193,208         $1,049,029      $  40,907      $1,089,936
                                                        =========     =========         ==========      =========      ==========


 See notes to unaudited pro forma condensed consolidated financial statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                             PRO FORMA           PRO FORMA
                                                            ADJUSTMENTS         AS ADJUSTED                         PRO FORMA
                                                              FOR THE             FOR THE           PRO FORMA       AS FURTHER
                                                           REORGANIZATION      REORGANIZATION      ADJUSTMENTS       ADJUSTED
                                                           AND AFFILIATE       AND AFFILIATE         FOR THE         FOR THE
                                              HISTORICAL     AGREEMENTS          AGREEMENTS         OFFERINGS       OFFERINGS
                                              ----------   --------------      --------------      -----------      ----------
Revenues
  Electronic travel distribution............. $1,006,926                         $  986,057                         $  986,057
    Marketing support payments...............                $  (20,869)(j)
  Information technology solutions...........    522,690                            477,290                            477,290
    Technology Services Agreement............                   (45,400)(k)
                                              ----------      ---------          ----------                         ----------
        Total revenues.......................  1,529,616        (66,269)          1,463,347                          1,463,347
Operating expenses
  Cost of revenues...........................  1,041,475                          1,067,283                          1,067,283
    Technology Services Agreement............                   (11,750)(k)
    Employee travel costs -- American........                    13,159(l)
    Employee travel costs -- other
      airlines...............................                     6,480(m)
    Additional marketing support.............                    20,000(j)
    Additional general expenses..............                     4,230(n)
    Reduction in rent expense................                    (7,295)(o)
    Additional postretirement expense........                       984(p)
  Selling, general and administrative........    107,717                            111,466                            111,466
    Employee travel costs -- American........                     3,492(l)
    Employee travel costs -- other
      airlines...............................                     1,620(m)
    Additional general expenses..............                       410(n)
    Reduction in rent expense................                    (2,019)(o)
    Additional postretirement expense........                       246(p)
                                              ----------      ---------          ----------                         ----------
        Total operating expenses.............  1,149,192         29,557           1,178,749                          1,178,749
                                              ----------      ---------          ----------                         ----------
Operating income.............................    380,424        (95,826)            284,598                            284,598
Other income (expense), net..................    (10,349)       (56,011)(q)         (66,360)         $26,599(s)        (39,761)(t)
                                              ----------      ---------          ----------         --------        ----------
Income before provision for income taxes.....    370,075       (151,837)            218,238           26,599           244,837
Provision for income taxes...................    144,224        (59,216)(r)          85,008           10,374(r)         95,382
                                              ----------      ---------          ----------         --------        ----------
Net earnings................................. $  225,851     $  (92,621)         $  133,230          $16,225        $  149,455
                                              ==========      =========          ==========         ========        ==========
Pro forma earnings per common share data:
  Earnings per common share..................                                    $     1.18(u)                      $     1.17(v)
                                                                                 ==========                         ==========
  Average common and common equivalent shares
    outstanding..............................                                       112,996(u)                         127,574(v)
                                                                                 ==========                         ==========



 See notes to unaudited pro forma condensed consolidated financial statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                                   UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                PRO FORMA           PRO FORMA
                                                               ADJUSTMENTS         AS ADJUSTED                       PRO FORMA
                                                                 FOR THE             FOR THE         PRO FORMA       AS FURTHER
                                                              REORGANIZATION      REORGANIZATION    ADJUSTMENTS       ADJUSTED
                                                              AND AFFILIATE       AND AFFILIATE       FOR THE         FOR THE
                                                HISTORICAL      AGREEMENTS          AGREEMENTS       OFFERINGS       OFFERINGS
                                                ----------    --------------      --------------    -----------      ----------
Revenues
  Electronic travel distribution...............  $511,739                            $501,475                         $501,475
    Marketing support payments.................                  $(10,264)(j)
  Information technology solutions.............   255,792                             235,261                          235,261
    Technology Services Agreement..............                   (20,531)(k)
                                                 --------        --------            --------                         --------
        Total revenues.........................   767,531         (30,795)            736,736                          736,736
Operating expenses
  Cost of revenues.............................   499,758                             511,388                          511,388
    Technology Services Agreement..............                    (5,867)(k)
    Employee travel costs -- American..........                     5,297(l)
    Employee travel costs -- other airlines....                     3,240(m)
    Additional marketing support...............                    10,000(j)
    Additional general expenses................                     2,115(n)
    Reduction in rent expense..................                    (3,647)(o)
    Additional postretirement expense..........                       492(p)
  Selling, general and administrative..........    48,323                              49,856                           49,856
    Employee travel costs -- American..........                     1,404(l)
    Employee travel costs -- other airlines....                       810(m)
    Additional general expenses................                       205(n)
    Reduction in rent expense..................                    (1,009)(o)
    Additional postretirement expense..........                       123(p)
                                                 --------        --------            --------                         --------
        Total operating expenses...............   548,081          13,163             561,244                          561,244
                                                 --------        --------            --------                         --------
Operating income...............................   219,450         (43,958)            175,492                          175,492
Other income (expense), net....................   (10,415)        (27,977)(q)         (38,392)        $13,300(s)       (25,092)(t)
                                                 --------        --------            --------        --------         --------
Income before provision for income taxes.......   209,035         (71,935)            137,100          13,300          150,400
Provision for income taxes.....................    81,978         (28,055)(r)          53,923           5,187(r)        59,110
                                                 --------        --------            --------        --------         --------
Net earnings...................................  $127,057        $(43,880)           $ 83,177         $ 8,113         $ 91,290
                                                 ========        ========            ========        ========         ========
Pro forma earnings per common share data:
  Earnings per common share....................                                      $    .74(u)                      $    .72(v)
                                                                                     ========                         ========
  Average common and common equivalent shares
    outstanding................................                                       112,996(u)                       127,574(v)
                                                                                     ========                         ========



 See notes to unaudited pro forma condensed consolidated financial statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                   UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               PRO FORMA          PRO FORMA AS
                                                              ADJUSTMENTS         ADJUSTED FOR                        PRO FORMA
                                                                FOR THE               THE             PRO FORMA       AS FURTHER
                                                             REORGANIZATION      REORGANIZATION      ADJUSTMENTS       ADJUSTED
                                                             AND AFFILIATE       AND AFFILIATE         FOR THE         FOR THE
                                                HISTORICAL     AGREEMENTS          AGREEMENTS         OFFERINGS       OFFERINGS
                                                ----------   --------------      --------------      -----------      ----------
Revenues
  Electronic travel distribution...............  $574,982                           $574,982                           $574,982
  Information technology solutions.............   263,307                            257,209                            257,209
    Technology Services Agreement..............                 $ (6,098)(k)
                                                 --------       --------            --------                           --------
  Total revenues...............................   838,289         (6,098)            832,191                            832,191
Operating expenses
  Cost of revenues.............................   576,599                            570,909                            570,909
    Technology Services Agreement..............                 $ (6,098)(k)
    Employee travel costs -- other airlines....                    3,240(m)
    Additional general expenses................                      615(n)
    Reduction in rent expense..................                   (3,939)(o)
    Additional postretirement expense..........                      492(p)
  Selling, general and administrative..........    64,101                             64,146                             64,146
    Employee travel costs -- other airlines....                      810(m)
    Additional general expenses................                      205(n)
    Reduction in rent expense..................                   (1,093)(o)
    Additional postretirement
      expense..................................                      123(p)
                                                 --------       --------            --------                           --------
  Total operating expenses.....................   640,700         (5,645)            635,055                            635,055
                                                 --------       --------            --------                           --------
Operating income...............................   197,589           (453)            197,136                            197,136
Other income (expense), net....................    (2,399)       (28,170)(q)         (30,569)          $13,300(s)       (17,269)(t)
                                                 --------       --------            --------          --------         --------
Income before provision for income taxes.......   195,190        (28,623)            166,567            13,300          179,867
Provision for income taxes.....................    76,140        (11,163)(r)          64,977             5,187(r)        70,164
                                                 --------       --------            --------          --------         --------
Net earnings...................................  $119,050       $(17,460)           $101,590           $ 8,113         $109,703
                                                 ========       ========            ========          ========         ========
Pro forma earnings per common share data:
  Earnings per common share....................                                     $    .90(u)                        $    .86(v)
                                                                                    ========                           ========
  Average common and common equivalent shares
    outstanding................................                                      112,996(u)                         127,574(v)
                                                                                    ========                           ========



 See notes to unaudited pro forma condensed consolidated financial statements.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The accompanying pro forma condensed consolidated balance sheet reflects the following pro forma adjustments for the Reorganization and the Affiliate Agreements and the Offerings as if such transactions had been consummated on June 30, 1996.


     (a) To record the formation of the Company pursuant to which the Company issued 1,000 shares of Common Stock to American, which dividended them to AMR. Prior to the issuance of Class A Common Stock pursuant to the terms of the Offerings, AMR owned 100% of the outstanding shares of Common Stock. Immediately prior to the Offerings, Common Stock held by AMR will be converted to Class B Common Stock.


     (b) To reclassify AMR's net investment to additional paid-in-capital in connection with the legal formation of the Company.

     (c) To record the contribution by American to the Company of buildings and furniture and fixtures with a historical cost to American of approximately $298 million and accumulated depreciation of approximately $104 million and the related deferred income taxes.

     (d) To record the capitalization of a note payable to AMR of approximately $54 million.


     (e) To record the issuance to American of the $850 million floating rate subordinated Debenture due September 30, 2004. The Debenture was subsequently distributed to AMR.


     (f) To record the estimated liability to be assumed and the related deferred income taxes for the Company's obligation to provide post-retirement flight benefits to certain employees of the Company pursuant to the Travel Privileges Agreement with American effective July 1, 1996.

     (g) To record the estimated net pension liability to be assumed, and the related deferred income taxes, as a result of the spin-off of the portion of the American sponsored pension plan attributable to the Company's employees from the American pension plan to a new pension plan to be sponsored by the Company. Such spin-off is expected to occur effective January 1, 1997.


     (h) To record the issuance of 20,250,000 shares of Class A Common Stock of the Company at an assumed offering price of $21.50 per share pursuant to the Offerings, resulting in net proceeds of approximately $410 million after deducting underwriting commissions and estimated expenses of the Offerings and to record the conversion of Common Stock held by AMR to Class B Common Stock.


     (i) To record the use of 90% of the proceeds of the Offerings to repay a portion of the Debenture.

     The accompanying pro forma condensed consolidated statements of income for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 reflect the following pro forma adjustments assuming the Reorganization and the Affiliate Agreements and the Offerings had been consummated on January 1, 1995.


     (j) To record the estimated increase in marketing costs paid to American and decrease in marketing support payments from American as a result of the Marketing Cooperation Agreement with American, the financial terms of which the parties have agreed to apply as of January 1, 1996, regarding marketing support for the Company's products targeted to travel agencies, and support for the Company's promotion of Business Travel Solutions, and Travelocity and easySABRE. The increase in marketing costs is recorded at the minimum of $20 million required in the agreement. However, this amount may increase to $30 million in the first year and could range from $10 million to $30 million in the second year and thereafter depending on whether certain booking thresholds are reached by American.

     (k) To record the estimated reduction in revenues as a result of the Technology Services Agreement with American, the financial terms of which the parties have agreed to apply as of January 1, 1996 and to record the estimated reduction in revenues from American and associated reduction in communication expenses due to SITA billing American directly effective July 1, 1996, as provided for in the Technology Services Agreement. The agreement established pricing and service terms associated with the Company's information technology services provided to American. Additional periodic price adjustments are also defined in the agreement based on the market for similar services provided by other companies.


     (l) To record the estimated increase in travel costs as a result of the Travel Privileges Agreement and Corporate Travel Agreement with American, the financial terms of which the parties have agreed to apply as of January 1, 1996. These agreements allow the Company to purchase personal and business travel for its employees at reduced fares. The agreements provide pricing and service terms at a smaller discount than was in effect in 1995.


     (m) To record the estimated increase in travel costs on airlines other than American. The Company is no longer eligible to participate in discounts provided to American by other airlines effective with the Reorganization. The Company is attempting to negotiate an agreement with other airlines for discounts similar to American's.


     (n) To record the estimated increase in employee related costs and other general and administrative costs associated with the Affiliate Agreements with AMR and American and their administration. Amount includes an increase in shipping and handling expenses resulting from the Company's inability, effective with the Reorganization, to receive American's discount rate for these services.


     (o) To record the estimated decrease in rent expense paid to American due to the transfer of ownership of buildings and furniture and fixtures to the Company. This decrease is partially offset by depreciation expense and property taxes which will be incurred by the Company as a result of ownership of these facilities.

     (p) To record the estimated increase in post-retirement benefit costs associated with the Travel Privileges Agreement with American which provides certain retired employees of the Company flight privileges in exchange for a fixed fee per retiree.


     (q) To record the estimated interest expense associated with the $850 million Debenture, partially offset by a reduction in interest expense from the forgiveness of a note payable of $54 million by AMR in connection with the Reorganization, calculated based on the average interest rate the Company would have incurred during the year.



     (r) To record the estimated tax impact of pre-tax income statement adjustments at the Company's effective tax rate of 39%.



     (s) To record the estimated decrease in interest expense resulting from the partial repayment of the Debenture with the proceeds of the Offerings.



     (t) For each 1/8 of 1% increase in interest rates, the impact would be an annual change in interest expense of approximately $600,000.



     (u) The pro forma earnings per common share data is calculated using the shares of common stock outstanding after the Reorganization, assuming the conversion of shares of Common Stock held by AMR into approximately 107.4 million shares of Class B Common Stock, adjusted for the number of shares of Class A Common Stock that would have to be issued to generate sufficient funds to repay the portion of the Debenture that i) exceeds the book value of assets contributed to the Company in the Reorganization (approximately $120.9 million) and ii) will be repaid out of the proceeds from the Offering.



     (v) The pro forma earnings per common share data is calculated using the weighted average shares of common stock outstanding after the Offerings. The dilutive impact of common equivalent shares related to stock awards and options outstanding under the Company's 1996 Long-Term Incentive Plan is not significant for the periods presented.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
The SABRE Group Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of The SABRE Group Holdings, Inc. (a wholly-owned subsidiary of AMR Corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income and stockholder's net investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The SABRE Group Holdings, Inc. and subsidiaries at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Dallas, Texas
January 15, 1996,
except as to Note 1, for which
the date is July 22, 1996

                         THE SABRE GROUP HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                           DECEMBER 31,
                                                      -----------------------
                                                        1994          1995        JUNE 30, 1996
                                                      ---------     ---------     -------------
                                                                                  (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents.........................  $ 262,956     $  94,861       $ 187,089
  Accounts receivable, less allowance for
     uncollectible accounts of $3,042, $4,822 and
     $4,307 at December 31, 1994 and 1995 and June
     30, 1996, respectively.........................    114,026       138,972         209,697
  Prepaid expenses..................................      2,604         5,851          12,075
  Deferred income taxes.............................     24,705        31,539          40,717
                                                      ---------     ---------       ---------
          TOTAL CURRENT ASSETS......................    404,291       271,223         449,578
PROPERTY AND EQUIPMENT
  Buildings and leasehold improvements..............     18,107        12,250          11,243
  Furniture, fixtures and equipment.................      6,044         6,049           4,460
  Service contract equipment........................    490,113       529,918         545,355
  Computer equipment................................    453,295       422,050         318,928
                                                      ---------     ---------       ---------
                                                        967,559       970,267         879,986
  Less accumulated depreciation and amortization....   (566,155)     (589,549)       (533,740)
                                                      ---------     ---------       ---------
TOTAL PROPERTY AND EQUIPMENT........................    401,404       380,718         346,246
OTHER ASSETS........................................     67,810        77,465          59,997
                                                      ---------     ---------       ---------
          TOTAL ASSETS..............................  $ 873,505     $ 729,406       $ 855,821
                                                      =========     =========       =========

                                  LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
  Accounts payable..................................  $  40,365     $  53,716       $  44,853
  Accrued compensation and related benefits.........     33,514        33,696          41,972
  Other accrued liabilities.........................     60,760        77,071          84,829
  Payable to AMR....................................    302,895            --              --
  Note payable to AMR...............................     65,663        54,102          54,102
                                                      ---------     ---------       ---------
          TOTAL CURRENT LIABILITIES.................    503,197       218,585         225,756
DEFERRED INCOME TAXES...............................     36,494        30,943          24,876
OTHER POSTRETIREMENT BENEFITS.......................     33,180        37,960          40,627
OTHER LIABILITIES...................................     11,170         9,781          13,375
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY
  Stockholder's net investment......................    289,464       432,137         551,187
                                                      ---------     ---------       ---------
          TOTAL STOCKHOLDER'S EQUITY................    289,464       432,137         551,187
                                                      ---------     ---------       ---------
          TOTAL LIABILITIES AND STOCKHOLDER'S
            EQUITY..................................  $ 873,505     $ 729,406       $ 855,821
                                                      =========     =========       =========

              See notes to the consolidated financial statements.

                         THE SABRE GROUP HOLDINGS, INC.

       CONSOLIDATED STATEMENTS OF INCOME AND STOCKHOLDER'S NET INVESTMENT
                                 (IN THOUSANDS)

                                                                                       SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                JUNE 30,
                                              ------------------------------------   --------------------
                                                 1993         1994         1995        1995        1996
                                              ----------   ----------   ----------   ---------   --------
                                                                                         (UNAUDITED)
Revenues
  Electronic travel distribution............  $  785,074   $  905,908   $1,006,926   $ 511,739   $574,982
  Information technology solutions..........     473,074      500,771      522,690     255,792    263,307
                                              ----------   ----------   ----------   ---------   --------
         Total revenues.....................   1,258,148    1,406,679    1,529,616     767,531    838,289
Operating expenses
  Cost of revenues..........................     919,873      955,120    1,041,475     499,758    576,599
  Selling, general and administrative.......      84,600      101,406      107,717      48,323     64,101
                                              ----------   ----------   ----------   ---------   --------
         Total operating expenses...........   1,004,473    1,056,526    1,149,192     548,081    640,700
                                              ----------   ----------   ----------   ---------   --------
Operating income............................     253,675      350,153      380,424     219,450    197,589
Other income (expense)
  Loss on partnership settlement............     (71,242)          --           --          --         --
  Interest income (expense), net............      (1,390)      (8,913)       1,265       1,114        939
  Other, net................................     (12,112)     (17,180)     (11,614)    (11,529)    (3,338)
                                              ----------   ----------   ----------   ---------   --------
Income before provision for income taxes....     168,931      324,060      370,075     209,035    195,190
Provision for income taxes..................      68,969      126,899      144,224      81,978     76,140
                                              ----------   ----------   ----------   ---------   --------
Net earnings................................      99,962      197,161      225,851     127,057    119,050
Stockholder's net investment at beginning of
  the year..................................     244,704      157,966      289,464     289,464    432,137
Contributions from affiliates...............          --           --      310,329     310,329         --
Distributions to affiliates.................    (186,700)     (65,663)    (393,507)   (249,049)        --
                                              ----------   ----------   ----------   ---------   --------
Stockholder's net investment at end of the
  year......................................  $  157,966   $  289,464   $  432,137   $ 477,801   $551,187
                                               =========    =========    =========   =========   ========

              See notes to the consolidated financial statements.

                         THE SABRE GROUP HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                JUNE 30,
                                             ---------------------------------     --------------------
                                               1993        1994        1995          1995        1996
                                             ---------   ---------   ---------     ---------   --------
                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net earnings...............................  $  99,962   $ 197,161   $ 225,851     $ 127,057   $119,050
Adjustments to reconcile net earnings to
  net cash provided by operating
  activities:
  Depreciation and amortization............    170,698     174,953     171,471        88,155     87,782
  Deferred income taxes....................    (12,287)     50,232     (12,385)           --    (15,245)
  Loss on partnership settlement...........     71,242          --          --            --         --
  Other....................................     12,090       7,534       7,865         6,503      3,474
  Changes in operating assets and
    liabilities:
    Accounts receivable....................    (14,112)    (28,685)    (24,946)      (33,821)   (70,725)
    Prepaid expenses.......................      2,599      (1,401)     (3,247)       (5,037)    (6,222)
    Other assets...........................     (8,445)    (41,420)     (6,002)       (5,368)    11,617
    Accrued compensation and related
      benefits.............................      6,395      14,618         182       (11,872)     8,276
    Accounts payable and other accrued
      liabilities..........................     52,668       8,449      29,662          (335)    (1,105)
    Partnership settlement.................    (45,122)   (158,400)         --            --         --
    Postretirement benefits................      5,654       4,790       4,780         2,810      2,666
    Other liabilities......................     (8,911)     (2,884)     (1,389)          188      3,595
                                             ---------   ---------   ---------     ---------   --------
Net cash provided by operating
  activities...............................    332,431     224,947     391,842       168,280    143,163
INVESTING ACTIVITIES
Additions to property and equipment........   (176,557)   (168,875)   (164,580)     (104,411)   (82,001)
Acquisition of other investments...........     (5,020)    (21,087)    (16,318)       (4,631)      (513)
Proceeds from sales of equipment...........      9,874      12,663       6,169         3,609     15,891
                                             ---------   ---------   ---------     ---------   --------
Net cash used for investing activities.....   (171,703)   (177,299)   (174,729)     (105,433)   (66,623)
FINANCING ACTIVITIES
Net cash advances from (to) affiliates.....     25,972     215,308    (236,367)     (241,985)    15,688
Contributions from affiliates..............         --          --     244,666       244,666         --
Distributions to affiliates................   (186,700)         --    (393,507)     (249,049)        --
                                             ---------   ---------   ---------     ---------   --------
Net cash provided by (used for) financing
  activities...............................   (160,728)    215,308    (385,208)     (246,368)    15,688
                                             ---------   ---------   ---------     ---------   --------
Net increase (decrease) in cash
  equivalents..............................         --     262,956    (168,095)     (183,521)    92,228
Cash and cash equivalents at beginning of
  the period...............................         --          --     262,956       262,956     94,861
                                             ---------   ---------   ---------     ---------   --------
Cash and cash equivalents at end of the
  period...................................  $      --   $ 262,956   $  94,861     $  79,435   $187,089
                                             =========   =========   =========     =========   ========
Supplemental cash flow information:
    Cash payments to affiliates for income
      taxes................................  $  94,336   $ 138,886   $ 148,322     $  81,978   $ 90,396
                                             =========   =========   =========     =========   ========
    Interest payments to affiliates........  $   1,390   $   8,913   $      --     $      --   $     --
                                             =========   =========   =========     =========   ========

              See notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1. GENERAL INFORMATION

     The SABRE Group Holdings, Inc. (the "Company") is a holding company. Its sole direct subsidiary is The SABRE Group, Inc., which, pursuant to the Reorganization (defined below), is the successor to the businesses of The SABRE Group which were previously operated as subsidiaries or divisions of American or AMR. The SABRE Group was formed by AMR to capitalize on synergies of combining AMR's information technology businesses under common management.


     On July 2, 1996, AMR reorganized the businesses of The SABRE Group (the "Reorganization"). As part of the Reorganization, the Company was formed as a subsidiary of American Airlines, Inc. ("American"), the businesses of The SABRE Group formerly operated as divisions and subsidiaries of American or AMR were combined under the Company and the Company and its subsidiaries were dividended by American to AMR. See Note 11 regarding the transactions related to the implementation of the Reorganization.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The Consolidated Financial Statements have been prepared using AMR's historical basis in the assets and liabilities of the Company. The Consolidated Financial Statements reflect the results of operations, financial condition and cash flows of the Company as a component of AMR and may not be indicative of actual results of operations and financial position of the Company under other ownership. Management believes the consolidated income statements include a reasonable allocation of administrative costs, which are described in Note 3, incurred by AMR on behalf of the Company.

     CONSOLIDATION -- All significant accounts and transactions among the consolidated entities have been eliminated. For financial reporting purposes, the equity accounts of the previous divisions of American and subsidiaries of AMR have been accumulated into a single disclosure caption entitled Stockholder's Net Investment.

     INTERIM FINANCIAL DATA -- The Consolidated Financial Statements for the six months ended June 30, 1995 and 1996 have been prepared without audit. In the opinion of management, all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated balance sheet as of June 30, 1996 and the consolidated statements of income and stockholder's net investment and cash flows for the six months ended June 30, 1995 and 1996 have been made. Interim period results are not necessarily indicative of the results to be achieved for the full year.

     CASH AND CASH EQUIVALENTS -- Prior to July 2, 1996, the Company's cash and cash equivalents were held for the Company by American. Cash equivalents are immediately charged or credited to the Company upon recording certain transactions, including airline booking fees and other transactions with American, and purchases of goods and services. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. See Note 11 regarding the Company's cash balances subsequent to June 30, 1996.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     DEPRECIATION AND AMORTIZATION -- The Company's depreciation and amortization policies are as follows:


    Property and Equipment:
      Buildings.......................................  30 years
      Service contract equipment......................  3 to 5 years
      Computer equipment..............................  3 to 5 years
      Furniture and fixtures..........................  5 to 15 years
      Leasehold improvements..........................  Lesser of lease term or useful life
      Purchased software..............................  3 to 5 years
    Other Assets:
      Internally developed software...................  3 to 5 years



     Property and equipment are stated at cost less accumulated depreciation and amortization, which is calculated on the straight-line basis. Service contract equipment consists of hardware provided primarily to subscribers of SABRE. Depreciation of property and equipment totaled approximately $169 million, $168 million and $163 million in 1993, 1994 and 1995, respectively. Other assets are amortized on the straight-line basis over the periods indicated.



     DEFERRED CONTRACT COSTS -- Included in other assets are costs incurred in connection with an agreement between AMS Holdings, Inc., a subsidiary of AMR ("AMS"), and Canadian Airlines International ("Canadian") to provide a variety of management, technical and administrative services. The Company incurred and deferred approximately $41 million and $9 million in costs associated with the installation and implementation of SABRE and other systems for Canadian during 1994 and 1995, respectively, under the terms of this twenty year service contract. Pursuant to the terms of the contract, the Company is allowed to recover these costs plus a margin over the first ten years of the contract. As a result, these costs are included in cost of revenues over such recovery period. Approximately $0.7 million and $5 million of these deferred costs were charged to operations in 1994 and 1995, respectively. American has agreed to reimburse the Company for any unrecovered costs incurred in connection with the implementation of such systems in the event of the termination of the provision of services to Canadian.


     REVENUE RECOGNITION -- The Company provides electronic travel distribution services using SABRE, one of the largest privately owned real-time computer systems in the world. As compensation for electronic travel distribution services provided, fees are collected from airline, car rental and hotel vendors ("associates") for reservations booked through SABRE. The fee per booking charged to an associate is dependent upon the level of functionality within SABRE at which the associate participates. Revenue for travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 1994 and 1995 the Company had recorded booking fee cancellation reserves of approximately $9 million and $15 million, respectively. Revenue for car rental and hotel bookings is recognized at the time the reservation is used by the customer. The Company also enters into service contracts with subscribers (primarily travel agencies) to provide access to SABRE, hardware, software, hardware maintenance and other support services. Fees billed on service contracts are recognized as revenue in the month earned.

     The Company provides information technology solutions to AMR and companies in the travel industry and other industries worldwide. Revenue from data processing services is recognized in the month earned. Revenue from software license fees for standard software products is recognized when the software is delivered, provided no significant future vendor obligations exist and collection is probable. The Company recognizes revenue on long-term software development and consulting contracts under the percentage of completion method of accounting. Losses, if any, on

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

long-term contracts are recognized when the current estimate of total contract costs indicates a loss on a contract is probable. Fixed fees for software maintenance are recognized ratably over the life of the contract.

     INCOME TAXES -- The entities comprising the Company are included in the consolidated federal income tax return of AMR. Prior to July 1, 1996, under the terms of AMR's tax sharing policy, the Company paid AMR an amount equal to the income tax payments that it would have been obligated to pay if it had filed separate income tax returns. See Note 11 regarding the Company's tax sharing agreement subsequent to June 30, 1996.

     The Company computes its provision for deferred income taxes using the liability method as if it were a separate taxpayer. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence, it is more likely than not they will be recognized.

     RESEARCH AND DEVELOPMENT COSTS -- All costs in the software development process which are classified as research and development costs, which have not been material, are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, such costs are capitalized until the product is ready for service.

     CONCENTRATION OF CREDIT RISK -- The Company's customers are worldwide, primarily in the United States, Europe and Canada, and are concentrated in the travel industry. Approximately 43%, 42% and 36% of revenues in 1993, 1994 and 1995, respectively, are related to American and other subsidiaries of AMR. The Company generally does not require security or collateral from its customers as a condition of sale. The Company maintains an allowance for losses based upon the expected collectibility of all accounts receivable. See Note 8.

     USE OF ESTIMATES -- The preparation of these financial statements in conformity with generally accepted accounting principles requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions.

     STOCK AWARDS AND OPTIONS -- The Company accounts for stock awards and options (including awards of AMR stock and stock options) in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense is recognized for stock option grants if the exercise price of the stock option grants is at or above the fair market value of the underlying stock on the date of grant. Compensation expense relating to other stock awards is recognized over the period during which the employee renders service to the Company necessary to earn the award.

3. RELATED PARTY TRANSACTIONS

     Certain of The SABRE Group entities from which the Company was formed distributed, in their capacity as divisions of American, $394 million in 1995 to American. Also during 1995, AMR contributed $245 million to the Company and a note payable to AMR of $66 million was capitalized in order to adequately capitalize certain of The SABRE Group entities from which the Company was formed. Proceeds from the contribution were used to reduce cash advances from AMR.

     In conjunction with the capital infusion discussed above, amounts payable to AMR of approximately $54 million were converted to intercompany notes payable in 1995, upon which the Company was charged interest expense at an average rate of 9.9%. The payable to AMR of approximately

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

$303 million at December 31, 1994 represents an amount due to AMR upon demand. The carrying amount of the notes payable to AMR is equivalent to the fair market value.

     American allocates interest income or expense monthly to the Company based on the net balance of cash equivalents and the payable to AMR at the average rate earned by American's portfolio of short-term marketable securities. The allocation may not be representative of what the Company would earn or pay if its cash were held externally. Cash payments for interest are equivalent to net interest expense.

     Revenues from American and other subsidiaries of AMR were $546 million, $590 million and $548 million in 1993, 1994 and 1995, respectively, and $273 million and $261 million for the six months ended June 30, 1995 and 1996, respectively.


     Operating expenses are charged to the Company by American and other subsidiaries of AMR to cover certain employee benefits, facilities rental, marketing services, management services, legal fees and certain other administrative costs. Amounts charged to the Company for these expenses approximate the cost of such services provided by third parties. Travel service costs for travel by the Company's employees for personal and business travel are charged to the Company based on rates negotiated with American. Personal travel costs are incurred by the Company only because it is affiliated with American. If the Company were not affiliated with American, this flight privilege would most likely not be available to employees. It is estimated that travel costs, had the Company not been affiliated with American, for 1993, 1994 and 1995 would have been approximately $26 million, $32 million, and $34 million, respectively, and for the six months ended June 30, 1995 and June 30, 1996 would have been approximately $14 million in each period. Expenses charged to the Company by affiliates are as follows (in thousands):


                                                                        SIX MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                 JUNE 30,
                               ----------------------------------     --------------------
                                 1993         1994         1995        1995         1996
                               --------     --------     --------     -------     --------
    Employee benefits........  $ 64,268     $ 64,240     $ 68,743     $34,583     $ 43,492
    Facilities rental........    27,294       30,117       29,385      14,631       16,343
    Marketing cooperation....        --           --           --          --       10,802
    Management services......    10,302       16,431       16,508       7,660        9,698
    Other administrative
      costs..................     7,625       10,660       11,377       5,957        4,521
    Travel services..........     9,920       18,056       28,761      11,584       20,653
                               --------     --------     --------     --------    --------
                               $119,409     $139,504     $154,774     $74,415     $105,509
                               ========     ========     ========     ========    ========

     See Note 11 regarding contractual agreements entered into with AMR and American subsequent to December 31, 1995.

     Substantially all employees of the Company are eligible to participate in a tax-qualified pension plan sponsored by American. The defined benefit plan provides benefits for participating employees based on years of service and average compensation for a specified period of time before retirement. Costs associated with employee participation in this plan are determined based upon employee headcount and are allocated to the Company by American. American's annual allocation of costs to the Company for such benefits was approximately $9 million, $11 million and $9 million in 1993, 1994 and 1995, respectively. The Company is jointly and severally liable with AMR and other members of AMR's consolidated group for applicable funding and termination liabilities of the plan.

     In addition to providing pension benefits, American provides certain health care and life insurance benefits to retired employees. The amount of health care benefits is limited to lifetime

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

maximums as outlined in the plan. Substantially all employees of the Company may become eligible for these benefits if they satisfy eligibility requirements during their working lives. Certain employee groups make contributions toward funding a portion of their retiree health care benefits during their working lives. American funds benefits as incurred and began, effective January 1993, to match employee prefunding. American's annual allocation of costs to the Company for such benefits was approximately $6 million, $9 million and $5 million in 1993, 1994 and 1995, respectively. The Company is jointly and severally liable with AMR and other members of AMR's consolidated group for funding postretirement benefit liabilities.

     Net other postretirement benefit costs allocated to the Company by AMR for the year ended December 31, 1995 consisted of the following (in thousands):

        Service cost -- benefits earned during the period.................    $2,620
        Interest cost on accumulated other postretirement benefit
          obligation......................................................     2,420
        Return on assets..................................................      (160)
        Net amortization and deferral.....................................      (100)
                                                                              ------
        Net other postretirement benefit cost.............................    $4,780
                                                                              ======

     The following table summarizes the funded status of the plan, as allocated to the Company by AMR, reconciled to the accrued other postretirement benefit liabilities recognized in the Company's balance sheet at December 31, 1995 (in thousands):

        Fully eligible active participants............................     $ (7,210)
        Other active participants.....................................      (34,350)
                                                                           --------
        Accumulated other postretirement benefit obligation...........      (41,560)
        Plan assets at fair value.....................................        3,650
                                                                           --------
        Accumulated other postretirement benefit obligation in excess
          of plan assets..............................................      (37,910)
        Unrecognized net loss.........................................        1,680
        Unrecognized prior service benefit............................       (1,730)
                                                                           --------
        Accrued other postretirement benefit cost.....................     $(37,960)
                                                                           ========

     Plan assets consist primarily of shares of a mutual fund managed by AMR.

     Future benefit costs were estimated assuming per capita cost of covered medical benefits would increase at an eight percent annual rate decreasing gradually to a four percent annual growth rate in 2000 and thereafter. A one percent increase in this annual trend rate would have increased the accumulated other postretirement benefit obligation at December 31, 1995, by approximately $5 million and 1995 other postretirement benefit cost by approximately $1 million. The weighted average discount rate used in estimating the accumulated other postretirement benefit obligation was 7.25%.

     The Company will provide personal flight privileges to retired employees through an agreement with American. Because flight privileges do not result in any significant incremental costs for American, the cost of providing this privilege to the Company's employees is not included in the liability for postretirement benefits at December 31, 1995. See Note 11.

     See Note 11 regarding the Company's benefits and the agreements for benefits provided by AMR and American subsequent to the Reorganization.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

4. INCOME TAXES

     The provision for income taxes is as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1993        1994        1995
                                                        --------    --------    --------
    Federal, current..................................  $ 63,202    $ 52,655    $133,575
    Federal, deferred.................................   (11,121)     50,856     (11,792)
    State and local, current..........................    16,066      20,348      21,936
    State and local, deferred.........................    (1,166)       (624)       (593)
    Foreign, current..................................     1,988       3,664       1,098
                                                        --------    --------    --------
                                                        $ 68,969    $126,899    $144,224
                                                        ========    ========    ========

     The provision for income taxes differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1993        1994        1995
                                                          -------    --------    --------
    Statutory income tax provision......................  $59,126    $113,420    $129,526
    State income taxes, net of federal benefit..........    7,845      12,275      13,581
    Foreign tax credit..................................       --        (719)         --
    Valuation allowance.................................    2,831       1,559         449
    Other, net..........................................     (833)        364         668
                                                          -------    --------    --------
                                                          $68,969    $126,899    $144,224
                                                          =======    ========    ========

     The components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1995 were as follows (in thousands):

                                                                      1994        1995
                                                                    --------    --------
    Deferred tax assets:
      Postretirement benefits other than pensions.................  $ 14,092    $ 16,100
      Net operating loss carryforwards............................    10,202       9,979
      Equipment obsolescence reserve..............................     5,380       8,976
      Booking fee cancellation reserve............................     3,763       5,754
      Reserve for partnership settlement..........................     9,517       2,745
      Other.......................................................    13,447      15,425
                                                                    --------    --------
              Total deferred tax assets...........................    56,401      58,979
    Deferred tax liabilities:
      Depreciation and amortization...............................   (29,879)    (25,254)
      Software development costs..................................   (18,525)    (21,017)
      Other.......................................................    (8,863)       (740)
                                                                    --------    --------
              Total deferred tax liabilities......................   (57,267)    (47,011)
    Valuation allowance...........................................   (10,923)    (11,372)
                                                                    --------    --------
    Net deferred tax asset (liability)............................  $(11,789)   $    596
                                                                    ========    ========
    Current deferred income tax asset.............................  $ 24,705    $ 31,539
    Noncurrent deferred income tax liability......................   (36,494)    (30,943)
                                                                    --------    --------
    Net deferred tax asset (liability)............................  $(11,789)   $    596
                                                                    ========    ========

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     At December 31, 1995, the Company has net operating loss carryforwards of approximately $95 million for state income tax purposes, primarily arising from the settlement of litigation regarding certain partnership agreements, as more fully described in Note 5. The litigation and resulting net operating loss carryforwards occurred in an entity that was formerly a subsidiary of AMR. If not utilized, these carryforwards will expire beginning in 1996.

     For financial reporting purposes, a valuation allowance of approximately $11 million has been recognized which principally relates to the state income tax net operating loss carryforwards and certain other deferred tax assets which are subject to limitations as to utilization due to the legal structure of the entity in which the losses originated.

5. PARTNERSHIP SETTLEMENT

     Other expense in 1993 includes a provision of approximately $71 million for losses associated with a reservation system project and resolution of related litigation. Settlement agreements entered into included $42 million in travel credits.

     In December 1994, the Company paid American approximately $26 million which represented the present value of the remaining travel credits. In return, American agreed to assume the liability of providing the partners all travel services as set forth by the settlement agreements.

6. COMMITMENTS AND CONTINGENCIES

     Certain service contracts with significant subscribers contain booking fee productivity clauses and other provisions which allow subscribers to receive various amounts of additional equipment and other services from the Company at no cost to the subscribers. The Company establishes liabilities for these commitments as the subscribers satisfy the applicable contractual terms. The service contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the equipment and other services. Accrued subscriber incentives at December 31, 1994 and 1995 were approximately $15 million and $17 million, respectively.

     The Company leases certain facilities and equipment under various operating leases with third parties. At December 31, 1995, future minimum lease payments required under these operating leases with terms in excess of one year are as follows:

YEAR ENDING DECEMBER 31,
- ------------------------
        1996..........................................................  $21,131,000
        1997..........................................................    2,527,000
        1998..........................................................      563,000
        1999..........................................................      209,000

     Rental expense, excluding facilities rented from affiliates, was approximately $22 million, $27 million and $25 million for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company is involved in certain disputes arising in the ordinary course of business. Although the ultimate resolution of these matters cannot be reasonably estimated at this time, management does not believe that they will have a material adverse effect on the financial condition or results of operations of the Company.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

7. STOCK AWARDS

     Under AMR's 1988 Long-Term Incentive Plan (the "AMR LTIP"), officers and key employees of the Company may be granted stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock based awards in common stock, par value $1 per share, of AMR ("AMR Common Stock").

     Options to purchase shares of AMR Common Stock ("AMR Options") have been granted to officers and key employees of the Company. Options granted are exercisable at the market value upon grant, generally becoming exercisable over one to five years following the date of grant, and expiring ten years from the date of grant. At December 31, 1995, there were approximately 309,000 AMR Options outstanding held by officers and key employees of the Company, of which approximately 209,000 were exercisable. The AMR Options have exercise prices ranging from $40.9375 to $78.0625 per share of AMR Common Stock, with a total exercise value of approximately $19 million.

     Certain officers and key employees of the Company have been awarded approximately 217,000 shares of deferred AMR Common Stock ("AMR Career Equity Shares") at no cost, to be issued upon the individual's retirement from AMR.

     In conjunction with AMR's 1988 Long-Term Incentive Plan, certain officers and key employees of the Company have also been awarded, at no cost, approximately 140,000 shares of deferred $1 par value AMR Common Stock ("AMR Performance Shares"). The AMR Performance Shares vest over a three-year performance period based on performance metrics of AMR and the Company, as defined in the plan. Awards of AMR Performance Shares will terminate on December 31, 1997.

     See Note 11 regarding stock awards and options subsequent to the Offering.

8. GEOGRAPHICAL ANALYSIS

     The Company is a global company, deriving revenues from worldwide operations. Data relating to the Company's operations by geographic area is set forth below (in thousands).

                                                     UNITED
                                                     STATES       FOREIGN        TOTAL
                                                   ----------     --------     ----------
    1993
      Revenues...................................  $1,080,190     $177,958     $1,258,148
      Operating income...........................     232,870       20,805        253,675
      Identifiable assets........................     498,137       43,055        541,192
    1994
      Revenues...................................  $1,196,291     $210,388     $1,406,679
      Operating income...........................     313,636       36,517        350,153
      Identifiable assets........................     533,163       52,923        586,086
    1995
      Revenues...................................  $1,279,471     $250,145     $1,529,616
      Operating income...........................     345,262       35,162        380,424
      Identifiable assets........................     534,626       61,080        595,706

     Operating income from operations consists of revenues less operating expenses, including an allocation for corporate expenses. Operating income excludes loss on partnership settlement, interest income (expense) net, and other income (expense) net. Cash equivalents and deferred tax assets are excluded from identifiable assets.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1994 and 1995 (in thousands).

                                           FIRST        SECOND       THIRD        FOURTH
                                          QUARTER      QUARTER      QUARTER      QUARTER
                                          --------     --------     --------     --------
    1994
      Revenues..........................  $353,567     $349,943     $361,382     $341,787
      Operating income..................    97,941       93,316      108,011       50,885
      Net earnings......................    58,422       54,018       59,179       25,542
    1995
      Revenues..........................  $384,466     $383,065     $393,148     $368,937
      Operating income..................   118,091      101,359      108,192       52,782
      Net earnings......................    66,927       60,130       66,855       31,939

     The travel industry is seasonal in nature. Bookings, and thus booking fees charged for the use of SABRE, decrease significantly each year in the fourth quarter, primarily in December, due to customers booking earlier in the year for travel during the holiday season and a decline in business travel during the holiday season.

10. PROPOSED PUBLIC OFFERING OF COMMON STOCK (UNAUDITED)

     On August 7, 1996, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission for an initial public offering of the Company's Class A Common Stock.
On           , 1996 the Company's Board of Directors authorized management to
sell up to           shares of the Company's Class A Common Stock through an
initial public offering. Concurrently, the Company's Common Stock held by AMR was converted to Class B Common Stock. The Company contemplates using approximately 90% of the proceeds from such offering to retire a portion of the Debenture discussed in Note 11.

11. THE REORGANIZATION AND AFFILIATE AGREEMENTS (UNAUDITED)

     The following transactions were consummated in connection with the
Reorganization:


     CAPITALIZATION -- The Company was incorporated as a Delaware Corporation and a direct wholly-owned subsidiary of American, which subsequently dividended capital stock of the Company to AMR. The Company has 1,000 authorized shares of Common Stock with a par value of $.01 per share, of which 1,000 shares of Common Stock were issued to American and dividended to AMR. In conjunction with the Offerings, the shares of Common Stock held by AMR will be converted to shares of Class B Common Stock. Common Stock sold under the Offerings will be Class A Common Stock. The Company also has 20,000,000 authorized shares of preferred stock with a par value of $.01 per share. No preferred shares have been issued.


     LONG-TERM DEBT -- On July 2, 1996, in connection with the Reorganization, American transferred to the Company certain divisions and subsidiaries of American through which AMR previously conducted its information technology businesses, and in return the Company issued to American a floating rate subordinated debenture due September 30, 2004 with a principal amount of $850 million (the "Debenture") and common stock representing 100% of the equity ownership interest in the Company. American subsequently exchanged the Debenture for a portion of a note payable by American to AMR. Because the assets and liabilities of the divisions and subsidiaries of American

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

transferred to the Company are included in the historical financial statements of the Company, this transaction resulted in a reduction of Stockholders' Equity.

     The interest rate on the Debenture will be 7.2% through September 30, 1996 and thereafter will be based on the sum of the six-month London Interbank Offered Rate (LIBOR rate) plus a margin determined based upon the Company's senior unsecured long-term debt rating or, if such debt rating is not available, upon the Company's ratio of net debt to total capital. The interest rate will be determined at the beginning of each six-month period beginning October 1 and April 1 and accrued interest will be payable each September 30 and March 31. The Company may prepay the principal balance in whole or in part at any time prior to December 31, 1996 and thereafter at any interest payment date.

     CASH AND CASH EQUIVALENTS -- Effective with the Reorganization, the Company began maintaining a separate cash management system and separate cash and investment accounts from American. Transactions with American no longer result in immediate charges and credits to the Company's cash equivalents, but are settled through intercompany billings with payment due in 30 days. American manages the Company's cash management system under the Management Services Agreement discussed below. The Company invests excess cash in short-term marketable securities, consisting primarily of certificates of deposit, bankers' acceptances, commercial paper, corporate notes and government notes.

     NOTE PAYABLE TO AMR -- On July 1, 1996, a note payable to AMR at June 30, 1996 of approximately $54 million was capitalized.

     PROPERTY AND EQUIPMENT -- On July 1, 1996, American contributed buildings, furniture and fixtures in addition to those discussed above to the Company with a cost value of approximately $298 million and a net book value of $193 million.


     TECHNOLOGY SERVICES AGREEMENT -- The Company is a party to the Technology Services Agreement with American, dated July 1, 1996, to provide American with certain information technology services. The base term of the Technology Services Agreement expires June 30, 2006. The terms of the services to be provided by the Company to American, however, vary. The Company will provide:
(i) Data Center services, data network services, application development and existing application maintenance and enhancement services until June 30, 2006;
(ii) services relating to existing client server operations until June 30, 2001; and (iii) device support, distributed systems services, radio services and reservations and flight information network services until June 30, 1999.



     In addition, AMS and Canadian have entered into an agreement pursuant to which AMR and American supply to Canadian various services, including technology services. Under the Canadian Subcontract, the Company, as subcontractor through American, will be a principal provider of technology services to Canadian.


     The Technology Services Agreement provides for annual price adjustments. For certain prices, adjustments are made according to formulas which, commencing in 1998, are reset every two years and which may take into account the market for similar services provided by other companies. The resulting rates may reflect an increase or decrease over the previous rates.

     With limited exceptions, under the Technology Services Agreement, the Company will continue to be the exclusive provider of all information technology services provided by the Company to American immediately prior to the execution of the Technology Services Agreement. Any new information technology services, including most new application development services, requested by American can be outsourced pursuant to competitive bidding by American or performed by American on its own behalf. With limited exceptions, the Company has the right to bid on all new services for which American solicits bids. Additionally, American may continue to perform development and enhancement work that it is currently performing on its own behalf.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     After July 1, 2000, American may terminate the Technology Services Agreement for convenience if American determines the agreement is no longer advantageous for any reason. If it does so, American will be required to pay a termination fee equal to the sum of all amounts then due under the Technology Services Agreement, including wind-down costs, book value of dedicated assets and a significant percentage of estimated lost profits. American may also terminate the Technology Services Agreement without penalty, in whole or in part depending upon circumstances, for egregious breach by the Company of its obligations or for serious failure to perform critical or significant services. If the Company is acquired by a company other than AMR or American with more than $1 billion in annual airline transportation revenue, then American may terminate the Technology Services Agreement without paying any termination fee. Additionally, if American were to dispose of any portion of its business or any affiliate accounting for more than 10% of the Company's fees from American, then American shall either cause such divested business or affiliate to be obligated to use the Company's services in accordance with the Technology Services Agreement or pay a proportionate termination fee.

     The parties have agreed to apply the financial terms of the Technology Services Agreement as of January 1, 1996. Absent the agreement, revenues for the six months ended June 30, 1996 would have been $16 million greater than stated in the Consolidated Statement of Income.

     MANAGEMENT SERVICES AGREEMENT -- The Company and American are parties to a Management Services Agreement, dated July 1, 1996 (the "Management Services Agreement"), pursuant to which American performs various management services for the Company, including treasury, risk management and tax, and similar administrative services, that American has historically provided to the Company. The Management Services Agreement will expire on June 30, 1999 unless terminated earlier if American and the Company are no longer under common control or if the Technology Services Agreement is terminated early. Amounts charged to the Company under this agreement approximate American's cost of providing the services plus a margin. The parties have agreed to apply the financial terms of the Management Services Agreement as of January 1, 1996. The application of these terms did not materially impact expenses for the six months ended June 30, 1996.

     MARKETING COOPERATION AGREEMENT -- The Company and American are parties to the Marketing Cooperation Agreement, dated as of July 1, 1996, pursuant to which American will provide marketing support for 10 years for the Company's Professional SABRE products targeted to travel agencies and for five years for BTS, Travelocity and easySABRE. The Marketing Cooperation Agreement may be terminated by either party prior to June 30, 2006 only if the other party fails to perform its obligations thereunder.

     Under the Marketing Cooperation Agreement, American's marketing efforts will include ongoing promotional programs to assist in the sale of those SABRE products, development with the Company of an annual sales plan, sponsorship of sales/promotional events and the targeting of potential customers. For calendar year 1996, the Company will pay American for its marketing support for Professional SABRE a fee, the amount of which may increase or decrease, depending on total SABRE booking volumes generated by certain Professional SABRE subscribers in the U.S., the Caribbean and elsewhere and on SABRE's market share of travel agency bookings in those areas. That fee will range between $20 million and $30 million for 1996 and between $10 million and $30 million thereafter. As payment for American's support of the Company's promotion of BTS, Travelocity and easySABRE, the Company will pay American a marketing fee based upon booking volume. Additionally, the Company has guaranteed to American certain cost savings in the fifth year of the Marketing Cooperation Agreement. If American does not achieve those savings, the Company will pay American any shortfall, up to a maximum of $50 million.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


     The parties have agreed to apply the financial terms of the Marketing Cooperation Agreement as of January 1, 1996. The application of these terms resulted in an increase in expenses of approximately $11 million for the six months ended June 30, 1996. Absent the cancellation of the marketing support payments from American for passenger support, revenues would have been approximately $10 million greater for the six months ended June 30, 1996.



     NON-COMPETITION AGREEMENT -- The Company, AMR and American have entered into a Non-Competition Agreement, dated July 1, 1996 (the "Non-Competition Agreement"), pursuant to which AMR and American, on behalf of themselves and certain of their subsidiaries, have agreed to limit their competition with the Company's businesses of (i) electronic travel distribution, (ii) development, maintenance, marketing and licensing of software for travel agency, travel, transportation and logistics management, (iii) computer system integration, (iv) development, maintenance and operation of a data processing center providing data processing services to third parties and (v) travel industry, transportation and logistics consulting services relating primarily to computer technology and automation. Under the Non-Competition Agreement, American and AMR may develop, operate, market and provide in compliance with all applicable laws an American Airlines branded electronic travel distribution system that gives a display preference to American's flights. The Non-Competition Agreement prohibits American or AMR, however, from providing such system to any travel agency that generated 25% or more of its bookings through SABRE during the preceding six calendar months. Additionally, in the event any airline competing with American engages in an activity in connection with such airline's transportation business, and if the restrictions imposed by the Non-Competition Agreement would prevent American from engaging in the same activity and place American at a disadvantage, then American may engage in such activity, subject to American and the Company consulting about means to mitigate the effect on the Company of American's engaging in such activity. American and AMR may also license to third parties any software that is owned by AMR, American or other AMR affiliates in response to a request or offer from such third parties. The Non-Competition Agreement expires on December 31, 2001. American may terminate the Non-Competition Agreement, however, upon 90 days notice to the Company if the Technology Services Agreement is terminated by American as a result of an egregious breach thereof by the Company.


     TRAVEL AGREEMENTS -- The Company and American are parties to a Travel Privileges Agreement, dated July 1, 1996, pursuant to which the Company is entitled to purchase personal travel for its employees and retirees at reduced fares. The Travel Privileges Agreement will expire on June 30, 2008. To pay for the provision of flight privileges to certain of its future retired employees, the Company will make a lump sum payment to American beginning in 1997 for each employee retiring in that year. The payment per retiree will be based on the number of years of service with the Company and AMR over the prior ten years of service. Service years accrue for the Company beginning on January 1, 1993. AMR will retain the obligation for the portion of benefits attributable to service years prior to January 1, 1993. The accumulated benefit obligation for postretirement travel privileges at July 1, 1996 of approximately $8 million, net of deferred taxes of approximately $3 million, will be recorded as a reduction to Stockholders' Equity. The remaining cost of providing this privilege will be accrued over the estimated service lives of the employees eligible for the privilege.

     The Company and American are also parties to a Corporate Travel Agreement, dated July 1, 1996 and ending June 30, 1998, pursuant to which the Company receives discounts for certain flights purchased on American. In exchange, the Company must fly a certain percentage of its travel on American as compared to all other air carriers combined. If the Company fails to meet the applicable percentage on an average basis over any calendar quarter, American may terminate the agreement upon 60 days' notice.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The parties have agreed to apply the financial terms of the Travel Privileges Agreement and the Corporate Travel Agreement as of January 1, 1996. The application of the terms of these agreements resulted in an increase in expenses of approximately $8 million for the six months ended June 30, 1996.

     CREDIT AGREEMENT -- On July 1, 1996, the Company and American entered into a Credit Agreement pursuant to which the Company is required to borrow from American, and American is required to lend to the Company, amounts required by the Company to fund its daily cash requirements. In addition, American may, but is not required to, borrow from the Company to fund its daily cash requirements. The maximum amount that the Company may borrow at any time from American under the Credit Agreement is $300 million. The maximum amount that American may borrow at any time from the Company under the Credit Agreement is $100 million. Loans under the Credit Agreement are not intended as long-term financing. If the Company's credit rating is better than "B" on the Standard & Poor's Ratings Services scale (or an equivalent thereof) or American has excess cash to lend to the Company, the interest rate to be charged to the Company will be the sum of
(a) the higher of (i) American's average rate of return on short-term investments for the month in which borrowings occurred or (ii) the actual rate of interest paid by American to borrow funds to make a loan to the Company under the Credit Agreement, plus (b) an additional spread based upon the Company's credit risk. If the Company's credit rating is "B" or below on the Standard & Poor's Ratings Service Scale (or an equivalent thereof) and American does not have excess cash to lend to the Company, the interest rate to be charged to the Company will be the lower of (a) the sum of (i) the borrowing cost incurred by American to draw on its revolving credit facility to make the advance plus (ii) an additional spread based on the Company's credit risk or (b) the sum of (i) the cost at which the Company could borrow Funds from an independent party plus
(ii) one half of the margin American pays to borrow under its revolving credit facility. The Company believes that the interest rate it will be charged by American could, at times, be slightly above the rate at which the Company could borrow externally; however, no standby fees for the line of credit will be required to be paid by either party. The interest rate to be charged to American will be the Company's average portfolio rate for the months in which borrowing occurred plus an additional spread based upon American's credit risk. At the end of each quarter, American must pay all amounts owing under the Credit Agreement to the Company.

     COMMITMENTS -- On July 1, 1996, the Company entered into an operating lease agreement with AMR for certain facilities and AMR assigned its rights and obligations under certain leases to the Company. Also on July 1, 1996 the Company entered into an operating lease agreement with a third party for the lease of other facilities. At July 1, 1996, the future minimum lease payments required under these operating lease agreements along with various other operating lease agreements with terms in excess of one year for facilities and equipment were as follows:

                                                          AFFILIATES     THIRD PARTIES
                                                          ----------     -------------
        Six months ending
          December 31, 1996.............................  $  976,000      $ 17,086,000

        Year ending December 31,
               1997.....................................   1,540,000        17,493,000
               1998.....................................   1,370,000        14,829,000
               1999.....................................   1,416,000        13,064,000
               2000.....................................   1,173,000        11,489,000
               2001.....................................     647,000        12,045,000
               Thereafter...............................   7,368,000        63,065,000

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     PENSION BENEFITS -- The Company and AMR have entered into an agreement which permits the employees of the Company to continue to participate in the benefit plans and programs sponsored by AMR until the Company establishes separate plans and programs for employees. The current intent of the Company is to spin off the portion of the AMR sponsored defined benefit pension plan applicable to the Company's employees from the AMR pension plan to a new pension plan to be sponsored by the Company on January 1, 1997. At the date of the spin-off, the unrecognized net obligation attributable to the Company's employees participating in the plan, estimated to be a liability of approximately $50 million at December 31, 1995, will be charged to Stockholders' Equity, net of deferred income taxes of approximately $19 million.

     INCOME TAXES -- The Company and AMR have entered into a tax sharing agreement (the "Tax Sharing Agreement") which provides for the allocation of tax liabilities during the tax periods the Company is part of consolidated federal, state and local income tax returns filed by AMR. In addition, the Tax Sharing Agreement sets out certain benefits and obligations of the Company and AMR for tax matters relating to periods before the Reorganization and for certain benefits and obligations that would affect the Company or AMR in the future if the Company ceased to be a member of AMR's consolidated group for federal income tax purposes. The Tax Sharing Agreement generally requires the Company to pay to AMR the amount of federal, state and local income taxes that the Company would have paid had it ceased to be a member of the AMR consolidated tax group for periods after the Reorganization. The Company is jointly and severally liable for the federal income tax of AMR and the other companies included in the consolidated return for all periods in which the Company is included in the AMR consolidated group. AMR has agreed, however, to indemnify the Company for any liability for taxes reported or required to be reported on a consolidated return.

     Except for certain items specified in the Tax Sharing Agreement, AMR generally retains any potential tax benefit carryforwards, and remains obligated to pay all taxes, attributable to periods before the Reorganization. The Tax Sharing Agreement also grants the Company certain limited participation rights in any dispute with tax authorities.

     The Tax Sharing Agreement replaces AMR's policy discussed in Note 2.


     STOCK AWARDS AND OPTIONS -- Effective with the Offerings, the Company will establish the 1996 Long-Term Incentive Plan (the "LTIP"), whereby officers and other key employees of the Company may be granted stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Initially 2,900,000 shares of Class A Common Stock are authorized to be issued under the LTIP. The LTIP will terminate no later than ten years from the date of its establishment.


     Options granted under the LTIP will be exercisable at a price which is not less than the market value of Class A Common Stock upon grant, except as otherwise determined by a committee appointed by the Board of Directors, and no such options will be exercisable more than 10 years after the date of grant.

     Stock appreciation rights may be granted in conjunction with all or part of any stock option granted under the LTIP. All appreciation rights will terminate upon termination or exercise of the related option and will be exercisable only during the time that the related option is exercisable. If an appreciation right is exercised, the related stock option will be deemed to have been exercised.

     For other stock-based awards, a committee established by the Board of Directors will determine the eligible persons to whom awards will be made, the times at which awards will be made, the

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

number of shares to be awarded, the price, if any, to be paid by the recipient and all other terms and conditions of the award under the terms of the LTIP at the time of grant.


     In connection with the Offerings, the AMR Options (Note 7) may be exchanged for options to purchase shares of Class A Common Stock of the Company. The exercise prices of the options to purchase Class A Common Stock will be computed as the initial offering price of Class A Common Stock multiplied by the ratio of the exercise prices of the AMR Options to the previous day's closing price of AMR Common Stock at the date of the Offerings. The number of options will be increased to maintain the option holders' aggregate spread value between the exercise price of the option and the previous day's closing price of AMR common stock. These options will continue to vest in equal annual installments over five years following the original date of grant of the AMR options and expire 10 years from the original date of grant. Based on the closing price of AMR Common Stock on July 31, 1996 and assuming an initial offering price of $21.50 per share for the shares of Class A Common Stock, a maximum of approximately 930,000 options for the purchase of Class A Common Stock would be issued with a weighted average price of approximately $17 per share in exchange for the AMR Options.



     In connection with the Offerings, certain AMR Performance Shares (Note 7) may be converted into deferred Class A Common Stock performance shares ("Company Performance Shares") based on the initial offering price of shares of Class A Common Stock and the previous day's closing price of the AMR Common Stock on the date of the Offerings. The Company Performance Shares will continue to vest over a three-year period ending December 31, 1997 based on the Company's average change in business value and free cash flow generated. Based on the closing price of AMR common stock on July 31, 1996 and assuming an initial offering price of $21.50 per share for Class A Common Stock, a maximum of approximately 341,000 Company Performance Shares would be issued pursuant to the conversion of the outstanding AMR Performance Shares.



     In connection with the Offerings, the AMR Career Equity Shares (Note 7) may be exchanged for a combination of restricted shares of Class A Common Stock and options to purchase shares of Class A Common Stock. The restricted shares will vest over a three-year period. The stock options, which will have an exercise price equal to the initial offering price of the Class A Common Stock, will vest over the five years following the date of grant and will expire ten years from the date of grant. The actual number of restricted shares and stock options to be issued is dependent on, among other things, elections by the individuals as to the mix of restricted shares and stock options to be received, the previous day's closing price of AMR Common Stock at the date of the Offerings and the initial offering price of Class A Common Stock. Based on the closing price of AMR Common Stock on July 31, 1996 and assuming an initial offering price of $21.50 for Class A Common Stock, the number of shares and options issued pursuant to the exchange of the AMR Career Equity Shares will range from a minimum of 182,000 shares to a maximum of 363,000 shares and a minimum of 873,000 options to a maximum of 1,456,000 options.



     It is anticipated that, prior to the consummation of the Offerings, the Board of Directors will adopt a Director's Stock Incentive Plan which provides for an annual award of options to purchase 3,000 shares of the Company's Class A Common Stock to each non-employee director. The plan will provide for a one time award of options to purchase 10,000 shares of the Company's Class A Common Stock to a new Non-Employee Director upon his or her initial election to the Board of Directors. The options, which will have an exercise price equal to the Class A Common Stock on the date of grant, will vest pro rata over a five-year period. Each option will expire on the earlier of (i) the date the Non-Employee Director ceases to be a director of the Company, if for any reason other than due to death, disability or retirement or (ii) three years from the date the Non-Employee Director ceases to be a director of the Company due to death, disability or retirement.

Date: 08/06/96                                                    Page: 3

- --------------------------------------------------------------------------------


BACK INSIDE COVER

COPY: The SABRE Group has provided information technology solutions to more than 250 clients in over 50 countries around the world. Industries served range from travel and transportation to hospitality, logistics, and financial services. SABRE offers solutions ranging from software development and product sales, to transaction processing and consulting - solutions such as designing software for scheduling traffic through the English Channel tunnel and providing information technology solutions to American Airlines.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                                PAGE
                                                ----
Prospectus Summary............................     3
Risk Factors..................................    10
The Company...................................    18
Use of Proceeds...............................    18
Dividend Policy...............................    19
Dilution......................................    19
Capitalization................................    20
Selected Historical Consolidated Financial
  Information.................................    21
Selected Pro Forma Condensed Consolidated
  Financial Information.......................    22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................    25
Business......................................    33
Management....................................    47
Security Ownership of Management and Principal
  Stockholder.................................    60
Relationship with AMR and Certain
  Transactions................................    61
Description of Capital Stock..................    66
Shares Eligible for Future Sale...............    76
Underwriting..................................    79
Certain United States Tax Considerations for
  Non-United States Holders...................    82
Validity of Class A Common Stock..............    83
Experts.......................................    83
Additional Information........................    83
Trademarks....................................    84
Index to Financial Statements.................   F-1


  THROUGH AND INCLUDING              , 1996 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                            SHARES

                                THE SABRE GROUP
                                 HOLDINGS, INC.

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                                 (SABRE LOGO)

                             ---------------------

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fee.............................................................  $189,656
NASD filing fee..................................................................    30,500
NYSE listing fee.................................................................   175,600
Blue Sky fees and expenses.......................................................    26,000
Attorneys' fees and expenses.....................................................   375,000
Accountants' fees and expenses...................................................   250,000
Transfer Agent's and Registrar's fees and expenses...............................    10,000
Printing and engraving expenses..................................................   270,000
Miscellaneous....................................................................    23,244
                                                                                   --------
          Total..................................................................  1,350,000



     The amounts set forth above are estimates except for the SEC registration fee, the NASD filing fee and the NYSE listing fee.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify directors and officers and certain other individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) in which such person is involved because such person is a director or officer of the corporation, if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. No indemnification shall be made to an officer or director or other qualified individual if such person shall have been adjudged to be liable to the corporation unless such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interest of the corporation and only to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought, determines that despite the adjudication of liability such person is fairly and reasonably entitled to such indemnification. If such person is successful on the merits or otherwise in defense of any action, then Section 145 provides that such person shall be indemnified against expenses including attorneys' fees actually and reasonably incurred by that person in connection therewith. Section 102(b)(7) of the DGCL provides that the liability of a director may not be limited or eliminated for the breach of such director's duty of loyalty to the corporation or its stockholders, for such director's intentional acts or omissions not in good faith, for such director's concurrence in or vote for an unlawful payment of a dividend or unlawful stock purchase or redemption or for any improper personal benefit derived by the director from any transaction.


     The Company's Bylaws provide that the Company will indemnify any person who was or is a party (or is threatened to be made a party) to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to serve at the request of the Company as a director or officer of the Company, or is or was serving or has agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The Company's Bylaws further provide that the Company may indemnify any person who was or is a party (or is threatened to be made a party) to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Company, or is or was serving or has agreed to serve at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity.

     The indemnification referred to in the preceding paragraph will be from and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. However, such indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the preceding two sentences, in the case of an action or suit by or in the right of the Company to procure a judgment in its favor (a) the indemnification referred to in this paragraph will be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and
(b) no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the Company unless, and only to the extent that, the Delaware Court of Chancery (or the court in which such action or suit was brought) determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery (or such other court) deems proper. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, he or she will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by the Company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

     The indemnification described in the preceding two paragraphs will not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

     The Company will purchase and maintain insurance on behalf of any person who is or was or has agreed to serve at the request of the Company as a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against, and incurred by, him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the Bylaws; provided, however, such insurance must be available on acceptable terms, which determination shall be made by a vote of a majority of the Board of Directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     In connection with its formation on June 25, 1996, and the July 1996 reorganization of The SABRE Group businesses, the Company issued 1,000 shares of Common Stock and an $850 million Debenture to American in exchange for certain operating divisions and the capital stock of subsidiaries of American. American immediately transferred the Debenture to AMR in exchange for a portion of a debenture of American held by AMR and distributed its shares of the Company's Common Stock to AMR as a tax-free dividend. Those shares were subsequently reclassified into 110,563,953 shares of Class B Common Stock. Based on the relationship between the Company and AMR Corporation and other factors, the Company believes that these issuances and distributions were exempt from registration under the Securities Act of 1933, as amended.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Schedule II, Valuation and Qualifying
Account                                       Page S-1

     All other financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.


 EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
    1.1    -- Form of U.S. Underwriting Agreement.(1)
    1.2    -- Form of International Underwriting Agreement.(1)
    3.1    -- Form of Restated Certificate of Incorporation of Registrant.(2)
    3.2    -- Form of Restated Bylaws of Registrant.(2)
    4.1    -- Form of Registration Rights Agreement between Registrant and AMR
              Corporation.(1)
    4.2    -- Specimen Certificate representing Class A Common Stock.
    5.1    -- Opinion of Debevoise & Plimpton as to the legality of the Class A Common
              Stock.(1)
   10.1    -- Form of Registration Rights Agreement between Registrant and AMR Corporation
              (See Exhibit 4.1).(1)
   10.2    -- Intercompany Agreement, dated as of July 2, 1996, among Registrant, The SABRE
              Group, Inc. TSGL Holding, Inc., TSGL-SCS, Inc., TSGL, Inc., SABRE
              International, Inc., SABRE Services Columbia, LTDA and American Airlines, Inc.
   10.3    -- Management Services Agreement, dated as of July 1, 1996, between The SABRE
              Group, Inc. and American Airlines, Inc.(2)(3)
   10.4    -- Credit Agreement, dated as of July 1, 1996, between Registrant, The SABRE
              Group, Inc., AMR Corporation and American Airlines, Inc.(2)
   10.5    -- $850,000,000 Subordinated Debenture, dated July 2, 1996, executed by Registrant and payable to AMR Corporation.(2)
   10.6    -- Information Technology Services Agreement, dated July 1, 1996, between The
              SABRE Group, Inc. and American Airlines, Inc.(2)(3)
   10.7    -- Non-competition Agreement, dated July 1, 1996, among Registrant, The SABRE
              Group, Inc., AMR Corporation and American Airlines, Inc.
   10.8    -- Marketing Cooperation Agreement, dated as of July 1, 1996, between The SABRE
              Group, Inc. and American Airlines, Inc.(3)
   10.9    -- Tax Sharing Agreement, dated July 1, 1996, between The SABRE Group, Inc. and
              American Airlines, Inc.
   10.10   -- Travel Privileges Agreement, dated as of July 1, 1996, between The SABRE Group,
              Inc. and American Airlines, Inc.(2)(3)
   10.11   -- Corporate Travel Agreement, dated July 25, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(3)
   10.12   -- Software Marketing Agreement, dated September 10, 1996, among Registrant, The
              SABRE Group, Inc. and AMR Corporation.(3)

 EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
   10.13   -- Canadian Technical Services Subcontract, dated as of July 1, 1996, between The
              SABRE Group Inc. and American Airlines, Inc.(3)
   10.14   -- Form of Participating Carrier Agreement between The SABRE Group, Inc. and
              American Airlines, Inc.
   10.15   -- Investment Agreement, dated September 11, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(3)
   10.16   -- Assignment and Amendment Agreement, dated as of July 1, 1996, among The SABRE
              Group, Inc., American Airlines, Inc. and the Dallas-Fort Worth International
              Airport Board.(2)
   10.17   -- American Airlines Special Facilities Lease Agreement, dated October 1, 1972, between American Airlines, Inc. and the Dallas-Fort Worth Regional Airport
              Board, as amended by Supplemental Agreements Nos. 1-5.(2)
   10.18   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)
   10.19   -- Sublease, dated June 1, 1958, between American Airlines, Inc. and the Trustees of the Tulsa Municipal Airport Trust, as amended by Amendments Nos. 1-12.(2)
   10.20   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)
   10.21   -- Amended and Restated Sublease Agreement, dated May, 1996, between American
              Airlines, Inc. and the Tulsa Airports Improvement Trust.(2)
   10.22   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)
   10.23   -- Office Lease Agreement, dated January 19, 1996, between American Airlines, Inc.
              and Maguire/Thomas Partners -- Westlake/Southlake Partnership.(2)
   10.24   -- American Airlines, Inc. Supplemental Executive Retirement Plan dated November
              16, 1994, incorporated by reference to Exhibit 10(mmm) to AMR Corporation's report on Form 10-K for the year ended December 31, 1994, file number 1-8400.
   10.25   -- Form of Long-Term Incentive Plan.
   10.26   -- Form of Directors' Stock Incentive Plan.
   10.27   -- Form of Executive Termination Benefits Agreement.
   10.28   -- Employment Agreement, dated August 30, 1996, between The SABRE Group, Inc. and
              Michael J. Durham.
   10.29   -- Employment Agreement, dated September 7, 1995, between American Airlines, Inc.
              and Thomas M. Cook.
   10.30   -- Employment Agreement, dated May 7, 1996, between American Airlines, Inc. and
              Terrell B. Jones.
   10.31   -- Letter Agreement, dated July 15, 1996, between Registrant and Thomas M. Cook.
   10.32   -- Letter Agreement, dated July 15, 1996, between Registrant and Terrell B. Jones.
   21.1    -- Subsidiaries of Registrant.(2)
   23.1    -- Consent of Debevoise & Plimpton (included in the opinion set forth in Exhibit
              5.1).(1)
   23.2    -- Consent of Ernst & Young LLP.
   24.1    -- Power of Attorney.(2)
   27.1    -- Financial Data Schedule.(2)


- ---------------


(1) To be filed by amendment.


(2) Previously filed.


(3) Item for which confidential treatment is requested.

ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the U.S. Underwriting Agreement and the International Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Worth, Texas on September 12, 1996.


                                            The SABRE Group Holdings, Inc.


                                            By:  /s/  MICHAEL J. DURHAM

                                             -----------------------------------
                                                 Name: Michael J. Durham
                                                Title: President and Chief
                                                       Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the date indicated.



                 SIGNATURES                          TITLE (CAPACITY)                 DATE
- ---------------------------------------------  ----------------------------    -------------------

                     *                         Chairman of the Board of         September 12, 1996
- ---------------------------------------------    Directors
             Robert L. Crandall


         /s/  MICHAEL J. DURHAM                President and Chief              September 12, 1996
- ---------------------------------------------    Executive Officer and
              Michael J. Durham                  Director (Principal
                                                 Executive Officer and
                                                 Director)


                     *                         Senior Vice President, Chief     September 12, 1996
- ---------------------------------------------    Financial Officer and
              T. Patrick Kelly                   Treasurer (Principal
                                                 Financial Officer and
                                                 Principal Accounting
                                                 Officer)


                     *                         Director                         September 12, 1996
- ---------------------------------------------
               Gerard J. Arpey


                     *                         Director                         September 12, 1996
- ---------------------------------------------
              Anne H. McNamara


   *By:  /s/  MICHAEL J. DURHAM
- ---------------------------------------------
              Michael J. Durham
              Attorney-in-Fact

                         THE SABRE GROUP HOLDINGS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995


              COLUMN A                   COLUMN B     COLUMN C   COLUMN D    COLUMN E     COLUMN F
- -------------------------------------  ------------   --------   --------   ----------   -----------
                                                           ADDITIONS
                                                      -------------------
                                                      CHARGED
                                                         TO      CHARGED
                                        BALANCE AT     COSTS        TO
                                       BEGINNING OF     AND       OTHER                  BALANCE AT
           CLASSIFICATION                  YEAR       EXPENSES   ACCOUNTS   DEDUCTIONS   END OF YEAR
- -------------------------------------  ------------   --------   --------   ----------   -----------
                                                       (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1995
  Allowance for uncollectible
     accounts........................     $3,042       $5,909     $   --     $ (4,129)     $ 4,822
  Reserve for booking fee
     cancellations...................      9,479        4,609      1,228         (502)      14,814
YEAR ENDED DECEMBER 31, 1994
  Allowance for uncollectible
     accounts........................      4,819        4,306         --       (6,083)       3,042
  Reserve for booking fee
     cancellations...................      6,213        3,535        300         (569)       9,479
YEAR ENDED DECEMBER 31, 1993
  Allowance for uncollectible
     accounts........................      6,097        2,732         --       (4,010)       4,819
  Reserve for booking fee
     cancellations...................      5,875        1,044         --         (706)       6,213

                                  EXHIBIT LIST


 EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
    1.1    -- Form of U.S. Underwriting Agreement.(1)
    1.2    -- Form of International Underwriting Agreement.(1)
    3.1    -- Form of Restated Certificate of Incorporation of Registrant.(2)
    3.2    -- Form of Restated Bylaws of Registrant.(2)
    4.1    -- Form of Registration Rights Agreement between Registrant and AMR
              Corporation.(1)
    4.2    -- Specimen Certificate representing Class A Common Stock.
    5.1    -- Opinion of Debevoise & Plimpton as to the legality of the Class A Common
              Stock.(1)
   10.1    -- Form of Registration Rights Agreement between Registrant and AMR Corporation
              (See Exhibit 4.1).(1)
   10.2    -- Intercompany Agreement, dated as of July 2, 1996, among Registrant, The SABRE
              Group, Inc. TSGL Holding, Inc., TSGL-SCS, Inc., TSGL, Inc., SABRE
              International, Inc., SABRE Services Columbia, LTDA and American Airlines, Inc.
   10.3    -- Management Services Agreement, dated as of July 1, 1996, between The SABRE
              Group, Inc. and American Airlines, Inc.(2)(3)
   10.4    -- Credit Agreement, dated as of July 1, 1996, between Registrant, The SABRE
              Group, Inc., AMR Corporation and American Airlines, Inc.(2)
   10.5    -- $850,000,000 Subordinated Debenture, dated July 2, 1996, executed by Registrant and payable to AMR Corporation.(2)
   10.6    -- Information Technology Services Agreement, dated July 1, 1996, between The
              SABRE Group, Inc. and American Airlines, Inc.(2)(3)
   10.7    -- Non-competition Agreement, dated July 1, 1996, among Registrant, The SABRE
              Group, Inc., AMR Corporation and American Airlines, Inc.
   10.8    -- Marketing Cooperation Agreement, dated as of July 1, 1996, between The SABRE
              Group, Inc. and American Airlines, Inc.(3)
   10.9    -- Tax Sharing Agreement, dated July 1, 1996, between The SABRE Group, Inc. and
              American Airlines, Inc.
   10.10   -- Travel Privileges Agreement, dated as of July 1, 1996, between The SABRE Group,
              Inc. and American Airlines, Inc.(2)(3)
   10.11   -- Corporate Travel Agreement, dated July 25, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(3)
   10.12   -- Software Marketing Agreement, dated September 10, 1996, among Registrant, The
              SABRE Group, Inc. and AMR Corporation.(3)
   10.13   -- Canadian Technical Services Subcontract, dated as of July 1, 1996, between The
              SABRE Group Inc. and American Airlines, Inc.(3)
   10.14   -- Form of Participating Carrier Agreement between The SABRE Group, Inc. and
              American Airlines, Inc.
   10.15   -- Investment Agreement, dated September 11, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(3)
   10.16   -- Assignment and Amendment Agreement, dated as of July 1, 1996, among The SABRE
              Group, Inc., American Airlines, Inc. and the Dallas-Fort Worth International
              Airport Board.(2)
   10.17   -- American Airlines Special Facilities Lease Agreement, dated October 1, 1972, between American Airlines, Inc. and the Dallas-Fort Worth Regional Airport
              Board, as amended by Supplemental Agreements Nos. 1-5.(2)
   10.18   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)

 EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
   10.19   -- Sublease, dated June 1, 1958, between American Airlines, Inc. and the Trustees of the Tulsa Municipal Airport Trust, as amended by Amendments Nos. 1-12.(2)
   10.20   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)
   10.21   -- Amended and Restated Sublease Agreement, dated May, 1996, between American
              Airlines, Inc. and the Tulsa Airports Improvement Trust.(2)
   10.22   -- Assignment Agreement, dated as of July 1, 1996, between The SABRE Group, Inc.
              and American Airlines, Inc.(2)
   10.23   -- Office Lease Agreement, dated January 19, 1996, between American Airlines, Inc.
              and Maguire/Thomas Partners -- Westlake/Southlake Partnership.(2)
   10.24   -- American Airlines, Inc. Supplemental Executive Retirement Plan dated November
              16, 1994, incorporated by reference to Exhibit 10(mmm) to AMR Corporation's report on Form 10-K for the year ended December 31, 1994, file number 1-8400.
   10.25   -- Form of Long-Term Incentive Plan.
   10.26   -- Form of Directors' Stock Incentive Plan.
   10.27   -- Form of Executive Termination Benefits Agreement.
   10.28   -- Employment Agreement, dated August 30, 1996, between The SABRE Group, Inc. and
              Michael J. Durham.
   10.29   -- Employment Agreement, dated September 7, 1995, between American Airlines, Inc.
              and Thomas M. Cook.
   10.30   -- Employment Agreement, dated May 7, 1996, between American Airlines, Inc. and
              Terrell B. Jones.
   10.31   -- Letter Agreement, dated July 15, 1996, between Registrant and Thomas M. Cook.
   10.32   -- Letter Agreement, dated July 15, 1996, between Registrant and Terrell B. Jones.
   21.1    -- Subsidiaries of Registrant.(2)
   23.1    -- Consent of Debevoise & Plimpton (included in the opinion set forth in Exhibit
              5.1).(1)
   23.2    -- Consent of Ernst & Young LLP.
   24.1    -- Power of Attorney.(2)
   27.1    -- Financial Data Schedule.(2)


- ---------------


(1) To be filed by amendment.


(2) Previously filed.


(3) Item for which confidential treatment is requested.